

CHARTING A CLEAR COURSE.

NEPTUNE ORIENT LINES LIMITED

ANNUAL REPORT 2008

FINANCIAL REPORT

www.nol.com.sg

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CONTENTS

DIRECTORS' REPORT

For the Financial Year Ended 26 December 2008

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 26 December 2008.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ronald Dean Widdows	*(Group President & Chief Executive Officer)* *(Appointed on 7 July 2008)*
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	
Boon Swan Foo	*(Appointed on 28 July 2008)*

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 2 to 5.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises of six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Timothy Charles Harris, Tan Pheng Hock and Boon Swan Foo.

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 26 December 2008 are as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	Total
Date option granted	31/12/04	31/12/04	13/3/06[2]	13/3/06[2]	12/3/07[3]	12/3/07[3]	22/2/08[4]	
Exercise period								
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	
Number of options outstanding as at 29 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	–	28,290,533
During the financial year								
– Options granted	–	–	–	–	–	–	9,658,000	9,658,000
– Options exercised	(66,000)	(88,000)	(31,333)	(927,663)	–	(64,331)	–	(1,177,327)
– Options cancelled	–	(9,000)	–	(245,670)	–	(293,335)	(711,000)	(1,259,005)
Balance as at 26 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	35,512,201
Directors' Interests:								
26 December 2008								
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	172,000
– Ronald Dean Widdows	–	390,000	–	583,000	–	198,000	255,000	1,426,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	81,000
28 December 2007								
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	172,000
– Ang Kong Hua	64,000	–	63,000	–	45,000	–	–	172,000
– Thomas Held	–	–	–	–	–	48,000	–	48,000
– Yasumasa Mizushima	18,000	–	47,000	–	34,000	–	–	99,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	81,000

1 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

2 From the date of grant, one-third of the share options granted have each vested on 13 March 2007 and 13 March 2008. The remaining one-third will vest on 13 March 2009.

3 From the date of grant, one-third of the share options granted have vested on 12 March 2008. One-third will vest on 12 March 2009 and the remaining one-third will vest on 12 March 2010.

4 From the date of grant, one-third of the share options granted have vested on 22 February 2009. One-third will vest on 22 February 2010 and the remaining one-third will vest on 22 February 2011.

Share Options and Performance Shares (continued)

Details of options granted to the Directors of the Company under the NOL SOP up to 26 December 2008 are as follows:

Name of Directors	Granted in financial year ended 26 December 2008	Aggregate granted since commencement of the NOL SOP to 26 December 2008	Aggregate exercised since commencement of the NOL SOP to 26 December 2008	Aggregate expired since commencement of the NOL SOP to 26 December 2008	Aggregate outstanding as at 26 December 2008
Cheng Wai Keung	–	545,000	(200,000)	–	345,000
Friedbert Malt	–	272,000	(100,000)	–	172,000
Ronald Dean Widdows	255,000	2,790,843	(1,039,062)	(325,781)	1,426,000
James Connal Scotland Rankin	–	189,000	(108,000)	–	81,000
Robert Holland, Jr	–	129,000	–	–	129,000
Christopher Lau Loke Sam	–	129,000	–	–	129,000
Timothy Charles Harris	–	81,000	–	–	81,000
Peter Wagner	–	81,000	–	–	81,000

No share options were exercised by the Directors during the financial year ended 26 December 2008.

The Directors' interests in the share options of the Company as at 16 January 2009 were the same as at 26 December 2008.

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 26 December 2008:

Performance Shares	(a)	(b)	(c)	(d)	(e)	Total
Performance period						
From	27/12/03	01/01/05	31/12/05	30/12/06	29/12/07	
To	31/12/04[5]	30/12/05[6]	29/12/06[7]	28/12/07[8]	26/12/08[9]	
Number of shares outstanding as at 29 December 2007	548,559	2,405,348	1,831,000	–	–	4,784,907
During the financial year						
– Shares awarded	–	–	–	2,344,000	–	2,344,000
– Shares vested	(548,559)	(1,202,666)	(610,310)	–	–	(2,361,535)
– Shares cancelled	–	(12,334)	(49,334)	(285,000)	–	(346,668)
Balance as at 26 December 2008	–	1,190,348	1,171,356	2,059,000	–	4,420,704
Directors' Interests:						
26 December 2008						
– Ronald Dean Widdows	–	105,667	100,667	144,000	–	350,334
28 December 2007						
– Thomas Held	–	–	39,000	–	–	39,000

5 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

6 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

7 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008 and 2 January 2009. The remaining one-third will vest on 2 January 2010.

8 From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2009. One-third will vest on 2 January 2010 and the remaining one-third will vest on 2 January 2011.

9 No performance shares for the performance period from 29 December 2007 to 26 December 2008 will be awarded in 2009 as the prescribed financial target condition was not met during the performance period.

Since the commencement of the NOL PSP to 26 December 2008, the aggregate number of performance shares awarded was 12,439,758, of which 5,056,850 have vested and 2,962,204 were cancelled. The aggregate number of performance shares outstanding as at 26 December 2008 was 4,420,704.

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 26 December 2008 are as follows:

Name of Director	**Awarded in financial year ended 26 December 2008**	**Aggregate awarded since commencement of the NOL PSP to 26 December 2008**	**Aggregate vested since commencement of the NOL PSP to 26 December 2008**	**Aggregate outstanding as at 26 December 2008**
Ronald Dean Widdows	144,000	876,814	(526,480)	350,334

As at 16 January 2009, Ronald Dean Widdows' interest in the performance shares of the Company was 146,334 performance shares.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 3, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) Except as disclosed on page 4, no performance shares were awarded by the Company or any subsidiary during the financial year and there were no other unissued performance shares at the end of the financial year.

(iii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No performance shares were awarded to controlling shareholders or their associates, or directors and employees of the parent group.

(v) No employee has received 5% or more of the total number of options and performance shares available under the NOL SOP and NOL PSP.

(vi) No options have been granted at a discount during the financial year.

During the financial year, the Company re-issued 18,000 (2007: 123,666) treasury shares pursuant to the NOL SOP at exercise prices of S$2.20 (2007: S$2.06 and S$2.20) per share, for share options granted on 13 March 2006 (2007: 31 December 2004 and 13 March 2006 respectively) and re-issued 755,617 (2007: Nil) treasury shares pursuant to the NOL PSP. New shares were issued for the vesting of performance shares by a Director.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Cheng Wai Keung	1,250,000	1,250,000	–	–
Friedbert Malt	40,000	40,000	–	–
Ronald Dean Widdows	444,480	444,480	–	–
James Connal Scotland Rankin	108,000	108,000	–	–
Robert Holland, Jr	250,000	100,000	–	–
Peter Wagner	30,000	30,000	–	–
Bobby Chin Yoke Choong	–	–	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 2 to 5.

The Directors' interests in the share capital of the Company as at 16 January 2009 were the same as at 26 December 2008 except for Ronald Dean Widdows, whose holdings registered in his own name was 648,480 shares as at 16 January 2009.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	–	–
Boon Swan Foo	18,800	18,800	–	–
Singapore Airlines Limited				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	2,000	–
Simon Claude Israel	9,000	9,500	–	–
Singapore Airport Terminal Services Limited				
Ordinary shares				
Boon Swan Foo	40,000	40,000	–	–
SIA Engineering Company Limited				
Ordinary shares				
Boon Swan Foo	25,000	25,000	–	–
Singapore Food Industries Limited				
Ordinary shares				
Boon Swan Foo	8,000	8,000	–	–
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	868,689	578,364	–	–
Boon Swan Foo	1,230,000	1,230,000	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Singapore Technologies Engineering Ltd (continued)				
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	300,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
– Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	–	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	0 to 300,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2010				
Tan Pheng Hock	0 to 375,000	–	–	–
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	0 to 67,500	0 to 67,500	–	–
Conditional award of 96,000 restricted shares to be delivered after 2009				
Tan Pheng Hock	0 to 144,000	–	–	–

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	1,360
Tan Pheng Hock	1,800	1,800	1,550	1,550
Boon Swan Foo	23,890	23,890	1,360	1,360
SP AusNet securities*				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	25,150	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd⁺				
Ordinary shares				
Tan Pheng Hock	–	–	–	5

The Directors' interests in the share capital of the related corporations as at 16 January 2009 were the same as at 26 December 2008.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

⁺ Held in trust by a trustee company on behalf of the Director.

Directors' Contractual Benefits

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board of Directors ("the Board") to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

(b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

(d) Reviewing the effectiveness of the Group's internal audit function.

(e) Reviewing the assistance given by the Group's officers to the auditors.

(f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the quarterly review and year-end audit
- major judgemental areas.

Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the quarterly financial results to be false or misleading.

(h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department.

(i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

(j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions on Management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST announcements and annually to shareholders via the Annual Report.

(l) Undertaking any other functions agreed by the AC and the Board.

In carrying out its duties, the AC is guided by the practical guidance and recommendations of best practices for audit committees of Singapore-listed companies, as set out in the Guidebook for Audit Committees in Singapore issued by the Audit Committee Guidance Committee in October 2008.

The AC has nominated Ernst & Young LLP for re-appointment as auditors of the Company at the forthcoming Annual General Meeting ("AGM").

The AC conducts an annual review of the independence and objectivity of Ernst & Young LLP, the Group's external auditors. For the financial year ended 26 December 2008, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members except one where a member was absent. The attendees at these meetings included the Group President & Chief Executive Officer, Group Deputy President & Chief Financial Officer, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Auditors

The auditors, Ernst & Young LLP, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 26 February 2009

STATEMENT BY DIRECTORS

In the opinion of the Directors,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 14 to 104 are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company as at 26 December 2008 and the results of the business, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 26 February 2009

AUDITORS' REPORT

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 14 to 104 for the financial year ended 26 December 2008, which comprise the balance sheets of the Group and the Company as at 26 December 2008, the statements of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 26 December 2008 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young LLP

Ernst & Young LLP
Public Accountants and Certified Public Accountants

Singapore, 26 February 2009

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 26 December 2008

	Note	Group 2008 US$'000	Group 2007 US$'000
Revenue	4	9,285,125	8,159,977
Cost of sales	5	(8,328,979)	(6,865,603)
Gross profit		956,146	1,294,374
Other gains (net)			
– Miscellaneous	4	39,807	47,909
– Finance and investment income	4	13,096	26,703
Expenses			
– Administrative	5	(694,182)	(717,443)
– Restructuring costs	5	(71,684)	–
– Finance	6	(34,946)	(44,013)
– Other operating	5	(79,041)	(32,113)
Share of results of associated companies	14, 26	3,799	3,300
Share of results of joint ventures	15	4,194	7,146
Profit before income tax		137,189	585,863
Income tax expense	8	(48,926)	(53,900)
Net profit for the financial year		88,263	531,963
Attributable to:			
Equity holders of the Company		83,114	522,761
Minority interest		5,149	9,202
		88,263	531,963

Earnings per share	Note	Group 2008 US cts	Group 2007 US cts
Basic	9	5.66	35.72
Diluted	9	5.63	35.33

The accompanying notes form an integral part of these financial statements.

BALANCE SHEETS

As at 26 December 2008

	Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Assets					
Current Assets					
Cash and cash equivalents	10	429,219	504,365	15,760	44,584
Trade and other receivables	11	828,706	1,044,710	594,207	579,694
Inventories at cost		159,015	161,126	–	–
Derivative financial instruments	12	11,293	119,918	5,473	57,990
Other current assets	11	62,296	54,004	1,669	589
Total current assets		1,490,529	1,884,123	617,109	682,857
Non-current Assets					
Investments in subsidiaries	13	–	–	994,695	996,358
Investments in associated companies	14	29,018	15,107	1	1
Investments in joint ventures	15	27,287	23,004	–	–
Available-for-sale financial assets	16	92	147	–	–
Property, plant and equipment	17	3,642,636	2,812,777	458,519	283,111
Investment properties	18	9,047	21,348	–	–
Deferred charges	19	3,245	4,213	45	–
Intangible assets	20	29,229	32,927	107	141
Goodwill arising on consolidation	21	129,095	121,454	–	–
Deferred income tax assets	8	3,683	20,506	–	–
Other non-current assets	22	80,730	73,105	2,295	2,586
Total non-current assets		3,954,062	3,124,588	1,455,662	1,282,197
Total Assets		5,444,591	5,008,711	2,072,771	1,965,054
Liabilities					
Current Liabilities					
Trade and other payables	24	1,066,478	1,116,496	131,880	93,498
Current income tax liabilities		35,283	32,313	19,641	18,660
Borrowings	25	466,963	54,263	92,706	2,268
Provisions	26	100,933	38,572	330	370
Deferred income	27	–	4,663	–	–
Derivative financial instruments	12	94,739	59,406	5,473	57,931
Other current liabilities	24	170,761	238,218	–	–
Total current liabilities		1,935,157	1,543,931	250,030	172,727
Non-current Liabilities					
Borrowings	25	777,682	537,252	–	–
Provisions	26	127,308	123,613	–	–
Deferred income	27	–	537	–	–
Deferred income tax liabilities	8	24,972	18,180	11,449	11,310
Other non-current liabilities	28	74,881	77,981	–	–
Total non-current liabilities		1,004,843	757,563	11,449	11,310
Total Liabilities		2,940,000	2,301,494	261,479	184,037
Net Assets		2,504,591	2,707,217	1,811,292	1,781,017
Equity					
Share capital	30	845,379	840,738	845,379	840,738
Treasury shares	30	(5,216)	(6,926)	(5,216)	(6,926)
		840,163	833,812	840,163	833,812
Shares held by employee benefit trust	30	(1,413)	(610)	–	–
Treasury shares reserve		(1,195)	(78)	(1,195)	(78)
Foreign currency translation reserve		14,215	15,971	–	–
Retained earnings		1,657,862	1,726,025	935,304	918,017
Share-based compensation reserve		37,020	29,207	37,020	29,207
Hedging reserve		(86,141)	57,523	–	59
Fair value reserve		33	68	–	–
Capital and reserves attributable to equity holders of the Company		2,460,544	2,661,918	1,811,292	1,781,017
Minority interest		44,047	45,299	–	–
Total Equity		2,504,591	2,707,217	1,811,292	1,781,017
Net current (liabilities)/assets		(444,628)	340,192	367,079	510,130

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 26 December 2008

Group

2008	Note	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 29 December 2007		840,738	(6,926)	(610)	(78)
Fair value losses on cash flow hedges		–	–	–	–
Fair value losses on cash flow hedges transferred to the income statement		–	–	–	–
Fair value loss on available-for-sale financial asset	16	–	–	–	–
Tax on fair value gains and losses	8	–	–	–	–
Currency translation differences		–	–	(17)	–
Net losses recognised directly in equity		–	–	(17)	–
Net profit for the financial year		–	–	–	–
Total (losses)/gains recognised for the financial year		–	–	(17)	–
Dividends to equity holders	31	–	–	–	–
Dividends to minority interest		–	–	–	–
Acquisition of additional interests in subsidiaries		–	–	–	–
Disposal of subsidiaries		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– new shares issued	30	4,641	–	–	–
– treasury shares re-issued	30	–	2,331	–	(1,117)
Purchase of treasury shares	30	–	(621)	–	–
Purchase of shares by employee benefit trust	30	–	–	(786)	–
Balance at 26 December 2008		845,379	(5,216)	(1,413)	(1,195)

The accompanying notes form an integral part of these financial statements.

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217
–	–	–	(198,289)	–	–	(198,289)
–	–	–	55,488	–	–	55,488
–	–	–	–	(55)	–	(55)
–	–	–	(863)	20	–	(843)
(1,756)	–	–	–	–	(725)	(2,498)
(1,756)	–	–	(143,664)	(35)	(725)	(146,197)
–	83,114	–	–	–	5,149	88,263
(1,756)	83,114	–	(143,664)	(35)	4,424	(57,934)
–	(151,277)	–	–	–	–	(151,277)
–	–	–	–	–	(4,834)	(4,834)
–	–	–	–	–	(962)	(962)
–	–	–	–	–	120	120
–	–	11,737	–	–	–	11,737
–	–	(2,737)	–	–	–	1,904
–	–	(1,187)	–	–	–	27
–	–	–	–	–	–	(621)
–	–	–	–	–	–	(786)
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591

For the Financial Year Ended 26 December 2008

Group

2007	Note	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 30 December 2006		822,066	–	(2,482)	–
Fair value gains on cash flow hedges		–	–	–	–
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–
Fair value loss on available-for-sale financial asset	16	–	–	–	–
Tax on fair value gains and losses	8	–	–	–	–
Currency translation differences		–	–	–	–
Net gains/(losses) recognised directly in equity		–	–	–	–
Net profit for the financial year		–	–	–	–
Total gains/(losses) recognised for the financial year		–	–	–	–
Dividends to equity holders	31	–	–	–	–
Dividends to minority interest		–	–	–	–
Acquisition of additional interests in a subsidiary		–	–	–	–
Capital contribution by minority interest		–	–	–	–
Disposal of a subsidiary		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– new shares issued	30	18,672	–	–	–
– treasury shares re-issued	30	–	353	–	(78)
Purchase of treasury shares	30	–	(7,279)	–	–
Sale of shares by employee benefit trust	30	–	–	1,872	–
Balance at 28 December 2007		840,738	(6,926)	(610)	(78)

The accompanying notes form an integral part of these financial statements.

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095
–	–	–	140,654	–	–	140,654
–	–	–	(58,693)	–	–	(58,693)
–	–	–	–	(150)	–	(150)
–	–	–	(989)	54	–	(935)
5,731	–	–	–	–	(67)	5,664
5,731	–	–	80,972	(96)	(67)	86,540
–	522,761	–	–	–	9,202	531,963
5,731	522,761	–	80,972	(96)	9,135	618,503
–	(77,491)	–	–	–	–	(77,491)
–	–	–	–	–	(897)	(897)
–	–	–	–	–	(14)	(14)
–	–	–	–	–	28	28
–	–	–	–	–	3,669	3,669
–	–	10,532	–	–	–	10,532
–	–	(2,645)	–	–	–	16,027
–	–	(103)	–	–	–	172
–	–	–	–	–	–	(7,279)
–	–	–	–	–	–	1,872
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217

STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 26 December 2008

Company

2008	Note	Share capital US$'000	Treasury shares US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Total equity US$'000
Balance at 29 December 2007		840,738	(6,926)	(78)	918,017	29,207	59	1,781,017
Fair value gains on cash flow hedges		–	–	–	–	–	2,430	2,430
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–	–	(2,489)	(2,489)
Net losses recognised directly in equity		–	–	–	–	–	(59)	(59)
Net profit for the financial year		–	–	–	168,564	–	–	168,564
Total gains/(losses) recognised for the financial year		–	–	–	168,564	–	(59)	168,505
Dividends to equity holders	31	–	–	–	(151,277)	–	–	(151,277)
Employee equity compensation schemes:								
– value of employee services		–	–	–	–	11,737	–	11,737
– new shares issued	30	4,641	–	–	–	(2,737)	–	1,904
– treasury shares re-issued	30	–	2,331	(1,117)	–	(1,187)	–	27
Purchase of treasury shares	30	–	(621)	–	–	–	–	(621)
Balance at 26 December 2008		845,379	(5,216)	(1,195)	935,304	37,020	–	1,811,292

The accompanying notes form an integral part of these financial statements.

2007	Note	Share capital US$'000	Treasury shares US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Total equity US$'000
Balance at 30 December 2006		822,066	–	–	852,015	21,423	–	1,695,504
Fair value gains on cash flow hedges		–	–	–	–	–	199	199
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–	–	(140)	(140)
Net gains recognised directly in equity		–	–	–	–	–	59	59
Net profit for the financial year		–	–	–	143,493	–	–	143,493
Total gains recognised for the financial year		–	–	–	143,493	–	59	143,552
Dividends to equity holders	31	–	–	–	(77,491)	–	–	(77,491)
Employee equity compensation schemes:								
– value of employee services		–	–	–	–	10,532	–	10,532
– new shares issued	30	18,672	–	–	–	(2,645)	–	16,027
– treasury shares re-issued	30	–	353	(78)	–	(103)	–	172
Purchase of treasury shares	30	–	(7,279)	–	–	–	–	(7,279)
Balance at 28 December 2007		840,738	(6,926)	(78)	918,017	29,207	59	1,781,017

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 26 December 2008

	Group 2008 US$'000	Group 2007 US$'000
Cash Flows from Operating Activities		
Profit before income tax	137,189	585,863
Adjustments for:		
Amortisation of non-current assets and deferred income	485	(446)
Depreciation of property, plant and equipment	262,264	254,138
Depreciation of investment properties	273	478
Fair value losses on ineffective cashflow hedges		
– bunker call options	4,860	–
– bunker swaps	393	–
Premium on bunker call option	3,466	5,459
Interest expense	27,986	36,465
Interest income	(9,019)	(25,776)
Investment income	(38)	(25)
Share-based compensation costs	11,737	10,532
Write-off of inventories	360	347
Fair value (gains)/losses on shares held by employee benefit trust	(2,030)	1,813
Net profit on disposal of property, plant and equipment	(24,892)	(24,022)
Net profit on disposal of subsidiaries	(2,292)	–
Net profit on disposal of associated companies	–	(419)
Net profit on disposal of available-for-sale financial assets	(1,134)	(153)
Net loss on disposal of other non-current investments	–	11
Net provision for impairment of loans and non-trade debts to associated companies	28	1,263
Net write-back of impairment of loans receivable	(627)	(279)
Net write-back of impairment in value of property, plant and equipment	(28)	(230)
Net write-back of impairment in value of investment properties	–	(1,570)
Net provision for impairment of other non-current assets	36	201
Net provision for restructuring and termination costs	72,437	1,235
Net provision for insurance, litigation and other claims, net of reimbursement of US$4.5 million (2007: US$12.4 million)	22,523	20,007
Net provision for drydocking costs	4,274	2,097
Share of results of associated companies	(3,799)	(3,300)
Share of results of joint ventures	(4,194)	(7,146)
Unrealised translation (gains)/losses	(1,407)	4,541
Operating cash flow before working capital changes	498,851	861,084
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	202,825	(170,917)
Inventories	1,751	(60,104)
Payables	(155,486)	242,654
Net amount due from associated companies	(26)	968
Cash generated from operations	547,915	873,685
Interest paid	(21,434)	(36,735)
Interest received	11,125	25,341
Net income tax paid	(37,843)	(34,366)
Net cash inflow from operating activities	499,763	827,925

The accompanying notes form an integral part of these financial statements.

	Group 2008 US$'000	Group 2007 US$'000
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	(8,603)	(14)
Investment in an associated company	(10,394)	(3,924)
Net proceeds from loans receivable	1,068	251
Investment income received	38	25
Dividends received from an associated company	437	353
Dividends received from joint ventures	1,360	1,260
Additions in other non-current investments	–	(734)
Purchase of property, plant and equipment	(879,049)	(911,830)
Subsequent expenditure on investment properties	–	(18)
Purchase of intangible assets	(2,975)	(1,209)
Proceeds from disposal of property, plant and equipment	49,351	34,763
Proceeds from disposal of an investment property	–	4,245
Proceeds from disposal of available-for-sale financial assets	1,077	165
Proceeds from disposal of other non-current investments	3,297	76
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[10]	1,338	13,112
Net cash outflow from investing activities	(843,055)	(863,479)
Cash Flows from Financing Activities		
Proceeds from borrowings	779,323	13,134
Net cash inflow contributed by employee benefit trust	321	217
Dividends paid to equity holders	(151,277)	(77,491)
Dividends paid to minority interest	(4,834)	(897)
Capital contribution by minority interest	–	28
Proceeds from issue of new ordinary shares	1,904	16,027
Proceeds from re-issuance of treasury shares	27	172
Purchase of treasury shares	(621)	(7,279)
Repayment of borrowings	(356,526)	(96,405)
Payment of costs incurred in connection with long term financing	(171)	(1,900)
Net cash inflow/(outflow) from financing activities	268,146	(154,394)
Net Decrease in Cash and Cash Equivalents	(75,146)	(189,948)
Cash and Cash Equivalents at Beginning of Financial Year (Note 10)	504,365	694,313
Cash and Cash Equivalents at End of Financial Year (Note 10)	429,219	504,365

[10] Please refer to Note 10 for the summary of effect of disposal of subsidiaries on the Group's cash flow.

NOTES TO THE FINANCIAL STATEMENTS

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is incorporated and domiciled in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) the operation of container terminals and provision of other related services;
v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and
vi) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2008 started on 29 December 2007 and ended on 26 December 2008 (2007: 30 December 2006 to 28 December 2007) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Significant Accounting Policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement or complexity, are disclosed in Note 3.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year except for the adoption of new interpretations and amendments to published standards discussed as follows:

Interpretations and amendments to published standards effective in 2008

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	Disclosures – Service Concession Arrangements
INT FRS 111	FRS 102 – Group and Treasury Share Transactions
INT FRS 112	Service Concession Arrangements
INT FRS 114	FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the above INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company.

2.2 Revenue recognition

Revenue for the Group is earned from the provision of the Group's services after eliminating sales within the Group, and is recognised at the fair value of consideration received or receivable for the rendering of services, net of discount.

The Group recognises revenue when the amount of revenue and related cost can be reliably measured, when it is probable that future economic benefits will flow to the entity and when the specific criteria for each of the Group's activities are met as follows:

(a) Rendering of service – Container shipping services
Revenue from container shipping services is recognised on an accrual basis, using the percentage-of-completion method.

(b) Rendering of service – Logistics services
The majority of revenue from logistics services is derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on an accrual basis, using the percentage-of-completion method. Recognition of handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

(c) Rendering of service – Terminals services
Revenue from terminals services is derived from the operation of container terminals and provision of other related services and is recognised on an accrual basis when services are rendered.

(d) Dividend income
Dividend income is recognised when the right to receive payment is established.

(e) Rental income
Rental income from operating leases of owned and leased assets is recognised on a straight-line basis over the lease term.

(f) Interest income
Interest income is recognised on a time-proportion basis, using the effective interest method.

2.3 Group accounting

(a) Subsidiaries
Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of minority interest. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

2. Significant Accounting Policies (continued)

2.3 Group accounting (continued)

(a) Subsidiaries (continued)
In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interest is that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Group and the minorities' share of changes in equity since the date of acquisition, except when the minorities' share of losses in a subsidiary exceeds its interests in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority interest are attributed to the equity holders of the Company, unless the minorities have a binding obligation to, and are able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority interest are attributed to the equity holders of the Company until the minorities' share of losses previously absorbed by the equity holders of the Company are fully recovered.

The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recognised in the income statement. Purchase from minority interest result in goodwill, being the difference between any consideration paid and the Group's incremental share of the carrying value of identifiable net assets of the subsidiary.

A list of the Group's significant subsidiaries is shown in Note 41.

Please refer to Note 2.10 for the accounting policy on investments in subsidiaries.

(b) Associated companies
Associated companies are entities over which the Group has significant influence, but not control, generally accompanied by a shareholding of between and including 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies in the consolidated balance sheet include goodwill (net of accumulated impairment losses) identified on acquisition. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in equity directly. These post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

There are no significant associated companies in the Group.

Please refer to Note 2.10 for the accounting policy on investments in associated companies.

(c) Joint ventures

Joint ventures are corporations, partnerships or other entities over which the Group has contractual agreements to jointly share the control over the economic activity of the entities with one or more parties. The Group's share of the consolidated results of joint ventures are included in the consolidated financial statements under the equity method on the same basis as associated companies. Please refer to Note 2.3(b). Accounting policies of joint ventures have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

There are no significant joint ventures in the Group.

Please refer to Note 2.10 for the accounting policy on investments in joint ventures.

2.4 Property, plant and equipment

(a) Measurement

Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12). The cost of property, plant and equipment includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, including borrowing costs incurred for the vessels under construction. The projected cost of dismantlement, removal or restoration is also included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking date. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

(b) Depreciation

No depreciation is provided on freehold land. Depreciation on freehold buildings and leasehold land and buildings is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives or their lease terms, if shorter. The estimated useful lives are as follows:

Freehold buildings	25 – 50 years
Leasehold land and buildings	5 – 58 years

No depreciation is provided on vessels under construction. Depreciation on vessels in operation is calculated to reduce the cost of such assets to their estimated scrap value. The depreciable amount is allocated over the estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Shipping vessels	5 – 25 years

Depreciation on other property, plant and equipment is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives. The estimated useful lives are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

The residual values and estimated useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the income statement when the changes arise.

2. Significant Accounting Policies (continued)

2.4 Property, plant and equipment (continued)

(c) Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item, in excess of the originally assessed standard of performance, will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense are recognised in the income statement when incurred.

(d) Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in the income statement.

2.5 Investment properties

(a) Measurement
Investment properties represent an appropriate portion of the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation. The classification between investment property and property, plant and equipment is reviewed and adjusted as appropriate when the changes to the use of the land and building arise. At each balance sheet date, the carrying amount of the investment properties will be adjusted after considering the total floor space of the building that is not held for investment purposes.

Investment properties are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12).

(b) Depreciation
No depreciation is provided on freehold land. Depreciation on freehold buildings is calculated using the straight-line method to allocate their depreciable amount over the estimated useful life. The estimated useful lives are as follows:

Freehold buildings	15 - 50 years

The residual values and estimated useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are recognised in the income statement when the changes arise.

(c) Subsequent expenditure
Investment properties are subject to renovations or improvements at regular intervals. The cost of major renovations and improvements is capitalised and the carrying amounts of the replaced components are written off to the income statement. The cost of maintenance, repairs and minor improvements is charged to the income statement when incurred.

(d) Disposal
On disposal of an investment property, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.6 Borrowing costs

Borrowing costs are recognised in the income statement on a time-proportion basis using the effective interest method except to the extent they are capitalised. Borrowing costs are capitalised if they are directly attributable to the acquisition and construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and the borrowing costs are incurred. Borrowing costs are capitalised until the assets are ready for their intended use or sale.

2.7 Deferred charges

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets and contingent liabilities of the acquired subsidiaries, associated companies and joint ventures at the date of acquisition.

Goodwill on subsidiaries is recognised separately as goodwill arising on consolidation and carried at cost less accumulated impairment losses (Note 2.12).

Goodwill on associated companies and joint ventures is included in the carrying amounts of the investments in associated companies and joint ventures respectively and carried at cost less accumulated impairment losses.

Gains and losses on the disposal of subsidiaries, associated companies and joint ventures include the carrying amount of goodwill relating to the entity sold.

2.9 Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2.12).

(a) System technology and software
Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment (Note 2.4).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are initially capitalised at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

(b) Contract and lease advantages
Contract and lease advantages are separately identified and recognised upon acquisitions of subsidiaries. Contract and lease advantages represent the relevant contracts and lease agreements which have favourable terms compared to market as at the date of acquisition.

(c) Terminal berthing rights
This represents amounts paid to obtain absolute berthing priority rights at a terminal over a contract period of 20 years.

(d) License fee
This represents an amount paid to obtain the rights to operate railway container transportation services in a country that a subsidiary operates in. The validity period of the license is 20 years.

Intangible assets are amortised using the straight-line method over their estimated useful lives, which are as follows:

System technology and software	5 years
Contract and lease advantages	5 – 20 years
Terminal berthing rights	20 years
License fee	20 years

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision of the amortisation period or amortisation method are recognised in the income statement for the financial year in which the change arises.

2.10 Investments in subsidiaries, associated companies and joint ventures

Investments in subsidiaries, associated companies and joint ventures are carried at cost less accumulated impairment losses (Note 2.12) in the Company's balance sheet.

On disposal of investments in subsidiaries, associated companies and joint ventures, the difference between net disposal proceeds and the carrying amounts of the investments are recognised in the income statement.

2.11 Financial assets

(a) Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except those maturing later than 12 months after the balance sheet date which are classified as non-current assets.

The Group classifies the following financial assets as loans and receivables:

- Cash and cash equivalents
- Trade and other receivables
- Deposits

(ii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are presented as non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b) Recognition and derecognition
Purchases and sales of financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a financial asset, the difference between the net disposal proceeds and the carrying amount is recognised in the income statement. Any amount in the fair value reserve relating to that asset is transferred to the income statement.

(c) Initial measurement
Financial assets are initially recognised at fair value plus transaction costs.

(d) Subsequent measurement
Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Interest and dividend income on available-for-sale financial assets are recognised separately in the income statement. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognised in the fair value reserve within equity, together with the related currency translation differences.

(e) Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for impairment when such evidence exists.

(i) *Loans and receivables*

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor and default or significant delay in payments.

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The amount of the allowance for impairment is recognised in the income statement.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset. Subsequent recoveries of amounts previously written off are recognised against the same line item in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the income statement.

(ii) *Available-for-sale financial assets*

Significant or prolonged declines in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired.

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative fair value loss that was previously recognised in the fair value reserve is transferred to the income statement. Reversal of impairment losses in respect of equity instruments are not recognised in the income statement.

2.12 Impairment of non-financial assets

(a) Goodwill arising on consolidation

Goodwill arising on consolidation is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill arising on consolidation, goodwill is allocated to each of the Group's cash-generating units ("CGU") expected to benefit from synergies arising from the business combination.

An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of a CGU's fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is recognised in the income statement and shall not be reversed in a subsequent period.

2. Significant Accounting Policies (continued)

2.12 Impairment of non-financial assets (continued)

(b) Intangible assets
Property, plant and equipment
Investment properties
Investments in subsidiaries, associated companies and joint ventures

Intangible assets, property, plant and equipment, investment properties and investments in subsidiaries, associated companies and joint ventures are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the income statement.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognised in the income statement.

2.13 Financial guarantees

The Company has issued corporate guarantees to banks for bank borrowings of its subsidiaries and joint ventures. These guarantees are financial guarantees as they require the Company to reimburse the banks if the subsidiaries or joint ventures fail to make principal or interest payments when due in accordance with the terms of their borrowings. Financial guarantees are initially recognised at their fair values plus transaction costs in the Company's balance sheet.

Financial guarantees are subsequently amortised to the income statement over the period of the borrowings, unless it is probable that the Company will reimburse the bank for an amount higher than the unamortised amount. In this case, the financial guarantees shall be carried at the expected amount payable to the bank.

2.14 Borrowings

Borrowings are initially recognised at fair value (net of transaction costs incurred) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings which are due to be settled within twelve months after the balance sheet date are presented as current borrowings in the balance sheet. Other borrowings due to be settled more than twelve months after the balance sheet date are presented as non-current borrowings in the balance sheet.

2.15 Accounting for leases

(a) When a Group entity is the lessee:
The Group leases certain property, plant and equipment from third parties.

(i) *Finance leases*
Leases of property, plant and equipment where the Group assumes substantially all risks and rewards incidental to ownership of the leased assets are classified as finance leases.

The leased assets and the corresponding lease liabilities (net of finance charges) under finance leases are recognised on the balance sheet as property, plant and equipment and borrowings respectively at the inception of the leases based on the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is recognised in the income statement on a basis that reflects a constant periodic rate of interest on the finance lease liability.

The property, plant and equipment acquired under finance leases are depreciated over the useful lives of the asset in accordance with the Group's depreciation policy.

(ii) *Operating leases*
Leases of property, plant and equipment where substantially all risks and rewards incidental to ownership are retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are recognised in the income statement on a straight-line basis over the period of the leases. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is the portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as an expense in the income statement when incurred.

Profits on sale and leaseback transactions which constitute operating leases are recognised immediately in the income statement when such sale and leaseback transactions are established at fair value. If the sale price is below fair value, any profit or loss shall be recognised immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value shall be deferred and amortised over the period for which the asset is expected to be used.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the financial year in which termination takes place.

(b) When a Group entity is the lessor:
The Group leases certain assets under operating leases to third parties.

Assets owned by the Group that are leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses. Rental expense of leased-in assets which are subsequently leased out to third parties are recognised in the income statement on a straight-line basis over the period of the lease.

Rental income (net of any incentives given to lessees) is recognised in the income statement on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statement is capitalised as deferred lease receivables.

Contingent rent is the portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as income in the income statement when earned.

2. Significant Accounting Policies (continued)

2.16 Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.17 Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently carried at amortised cost, using the effective interest method.

2.18 Income taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

No provision is made for taxation on qualifying shipping income derived from the Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Incentive.

A concessionary tax rate is applied to certain qualifying shipping logistics income under the Approved Shipping Logistics Enterprise Incentive. The incentive also covers income from network companies for corporate management services provided.

Deferred tax assets and liabilities are recognised for all temporary differences, except:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss;

- in respect of temporary differences associated with investments in subsidiaries, associated companies and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

- in respect of deductible temporary differences and carry-forward of unused tax credits and unused tax losses, if it is not probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured:

(a) at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date; and

(b) based on the tax consequence that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income tax are recognised as income or expenses in the income statement for the period, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax on temporary differences arising from fair value gains and losses on available-for-sale financial assets and cash flow hedges are charged or credited directly to equity in the same period the temporary differences arise. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

2.19 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required are set out in Note 26.

2.20 Employee benefits

(a) Employee leave entitlement
Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(b) Post-employment benefit plans
The Group operates both defined benefit and defined contribution post-employment benefit plans.

(i) *Defined benefit plans*
The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service and pensionable compensation. Participants entitled to a "cash balance" will receive past accruals credited to their account, but are no longer receiving additional annual accruals. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. For plans with frozen benefits, this regular cost of the plan has been fully charged. The pension obligations, net of plan assets, are measured as the present value of the estimated future cash outflows using interest rates of corporate securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceed plan assets, the balance is classified as non-current liability. When plan assets exceed pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average remaining service lives of employees for plans with benefits that continue to grow with future service or average future payout period of retired employees for plans with frozen benefits.

(ii) *Defined contribution plans*
Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior financial years.

The Group pays contributions to publicly and privately administered post-employment benefit plans on a mandatory, contracted or voluntary basis. The contributions are recognised as employee benefit expense in the financial year to which they relate. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

2. Significant Accounting Policies (continued)

2.20 Employee benefits (continued)

(c) Share-based compensation

(i) Employee Share Option Plan

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The grant of SOP to Non-Executive Directors had ceased with effect from financial year ended 28 December 2007. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options at the date of the grant and the number of share options expected to become exercisable by vesting date. Non-market vesting conditions are included in the estimation of the number of options that are expected to become exercisable on vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the share options are exercised, the proceeds received (net of any directly attributable transaction costs) and the related balance previously recognised in the share-based compensation reserve is credited to share capital when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL SOP, the cost of the treasury shares is reversed from the treasury shares account against the proceeds received (net of any directly attributable transaction costs) and the related balances previously recognised in the share-based compensation reserve. The resulting realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL SOP are modified, as a minimum an expense is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the share options due to the modification, as measured at the date of the modification.

(ii) Performance Share Plan

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the performance shares is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the performance shares at the date of the award and the number of performance shares expected to be vested by vesting date. Non-market vesting conditions are included in the estimation of the number of performance shares that are expected to vest on vesting date. At every balance sheet date, the Group revises its estimates of the number of performance shares that are expected to vest on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the performance shares are vested, the balance previously recognised in the share-based compensation reserve is credited to the share capital account when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL PSP, the cost of the treasury shares is reversed from the treasury shares account against the related balances previously recognised in the share-based compensation reserve. The resulting realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL PSP are modified, as a minimum an expense is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the performance shares due to the modification, as measured at the date of the modification.

(iii) *Staff Share Ownership Scheme*

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company and for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subject to the terms and conditions under the Staff Share Ownership Scheme. The value of the units to be redeemed is based on the weighted average share price for the first three business days immediately following the date of receipt of notification by the Company to the trustee of the redemption or the last day of service of the employees.

Contributions made are recognised in the income statement as expense when incurred.

The Group consolidates the employee benefit trust set up for the purpose of the Company's share-based compensation arrangement under the Staff Share Ownership Scheme in accordance with INT FRS 12. Arising from the consolidation of the trust, the Company's shares held by the employee benefit trust are accounted for as part of equity in accordance with FRS 32.

(d) Termination benefits

Termination benefits are payable when employment is terminated involuntarily, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an acceptance by employees under its voluntary redundancy scheme.

2.21 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company and the majority of its significant subsidiaries (listed under note 41) is United States Dollars ("USD"). The financial statements of the Company and the Group are presented in USD.

(b) Transactions and balances

Transactions in a currency other than the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the income statement, unless they arise from borrowings in foreign currencies or other foreign currency instruments which are designated and qualifying as net investment hedges or net investments in foreign operations. Those currency translation differences are recognised in the foreign currency translation reserve in equity in the consolidated financial statements and transferred to the income statement as part of the gain or loss on disposal of the foreign operation.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c) Translation of Group entities' financial statements

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities are translated at the closing rates at the date of the balance sheet;

(ii) Income and expenses are translated at average exchange rate (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) All resulting currency translation differences are recognised in the foreign currency translation reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 27 December 2003 are treated as assets and liabilities of the foreign operations and translated at the closing rate at the date of the balance sheet. For acquisitions prior to 27 December 2003, the exchange rates at the dates of acquisition are used.

2. Significant Accounting Policies (continued)

2.22 Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

For purposes of hedge accounting, hedges are classified as:
- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk; or
- cash flow hedges when hedging the exposure to variability in cash flows that is attributable to a particular risk associated with a highly probable forecast transaction.

The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is less than 12 months.

(a) Fair value hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as fair value hedges are recognised in the income statement within the same line item as the fair value changes from the hedged item. The fair value changes relating to the ineffective portion of the derivatives are recognised separately in the income statement.

(b) Cash flow hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve within equity and transferred to the income statement in the periods when the hedged items affect the income statement. The fair value changes relating to the ineffective portion are recognised immediately in the income statement.

2.23 Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices; the appropriate quoted market prices for financial liabilities are the current asking prices.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Valuation techniques, such as estimated discounted cash flows, are also used to determine the fair values for the financial instruments.

The fair values of foreign exchange forward contracts, bunker swaps, bunker call options and cross currency interest rate swaps are obtained from a number of reputable financial institutions.

The fair values of financial assets and liabilities carried at amortised cost approximate their carrying amounts except as disclosed in the financial statements.

2.24 Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns which are different from those of other business segments. A geographical segment is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns which are different from those of segments operating in other economic environments.

2.25 Cash and cash equivalents

For purposes of presentation in the consolidated cash flow statement, cash and cash equivalents include cash on hand and deposits with banks that are readily convertible to known amounts of cash.

2.26 Share capital and treasury shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company's ordinary shares (treasury shares), the consideration paid including any directly attributable incremental cost is presented as a component within equity attributable to the Company's equity holders until they are cancelled, sold or re-issued.

When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained earnings of the Company if the shares are purchased out of earnings of the Company.

When treasury shares are subsequently sold or re-issued pursuant to the NOL SOP and NOL PSP, the cost of the treasury shares is reversed from the treasury shares account and the realised gain or loss on sale or re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

2.27 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

3. Critical Accounting Estimates, Assumptions and Judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

(i) Impairment of goodwill arising on consolidation and intangible assets

The Group assesses whether there are any indicators of impairment for goodwill arising on consolidation and intangible assets at each balance sheet date. Goodwill arising on consolidation is tested for impairment annually and at other times when such indicators arise. Intangible assets are tested for impairment when there is any objective evidence or indication that the carrying amounts may not be recoverable.

Recoverable amount is defined as the higher of an asset's or CGU's fair value less costs to sell and its value-in-use. When value-in-use calculations are undertaken, the Group uses discounted cash flow projections based on financial budgets approved by management covering a specified period. Cash flows beyond the specified period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. Terminal value is computed using Gordon's growth methodology where the estimated growth rate does not exceed the long-term average growth rate for the relevant industry. Details of the key assumptions applied in the impairment assessment of goodwill arising on consolidation are given in Note 21.

(ii) Residual values and useful lives of property, plant and equipment

The Group reviews the residual values and useful lives of property, plant and equipment at each balance sheet date, in accordance with the accounting policy stated in Note 2.4.

Significant judgement is required in determining the residual values and useful lives of property, plant and equipment. In determining the residual values of its vessels and containers, the Group considers the net proceeds that would be obtained from the disposal of the assets in the resale or scrap markets, fluctuations in scrap steel prices and industry practice. In determining useful lives, which is based on the period over which an asset is expected to be available for efficient use, the Group considers factors like insurance coverage requirement, maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of the property, plant and equipment.

(iii) Impairment of trade receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor, and default or significant delay in payments.

Where there is objective evidence of impairment, management measures impairment loss based on a review of the current status of existing trade receivables and past collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience. The carrying amounts of trade receivables at the balance sheet date are disclosed in Note 11.

(iv) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the Group-wide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the current and deferred income tax balances in the period in which such determination is made.

(v) Provisions

Provisions are recognised in accordance with the accounting policy in Note 2.19. To determine whether it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made, the Group takes into consideration factors such as the existence of legal/contractual agreements, past historical experience, external advisors' assessments and other available information.

(vi) Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant or award. The assumptions used in the valuation models for determining fair values are set out in Note 32.

4. Revenue and Other Gains (Net)

	Note	Group 2008 US$'000	Group 2007 US$'000
Revenue from services rendered	(a)	9,285,125	8,159,977
Other miscellaneous gains (net):			
Net profit on disposal of property, plant and equipment		24,892	24,022
Net profit on disposal of subsidiaries		2,292	–
Net profit on disposal of associated companies		–	419
Net profit on disposal of available-for-sale financial assets		1,134	153
Net loss on disposal of other non-current investments		–	(11)
Amortisation of deferred income		5,200	7,935
Others		6,289	15,391
		39,807	47,909
Finance and investment income:			
Dividend income from available-for-sale financial asset		38	25
Interest income from deposits and interest bearing securities		4,813	20,444
Interest income from associated companies and joint ventures		589	1,112
Other interest income		3,617	4,220
Foreign exchange gain		1,823	902
Fair value gains on cash flow hedges, transferred from equity – foreign exchange forward contracts		2,216	–
		13,096	26,703
Revenue and other gains (net)		9,338,028	8,234,589

Note:

(a) The followings were included in revenue from services rendered:

	Group 2008 US$'000	Group 2007 US$'000
(i) Fair value losses on cash flow hedges, transferred from equity – foreign exchange forward contracts	–	(437)
(ii) Sublease rental income	31,838	4,755

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 37, which presents revenue and operating results regarding business segments for the financial years ended 26 December 2008 and 28 December 2007 and certain assets and liabilities information of the business segments as at those dates.

5. Expenses by Nature

	Group 2008 US$'000	Group 2007 US$'000
Depreciation of property, plant and equipment (Note 17)	262,264	254,138
Depreciation of investment properties (Note 18)	273	478
Amortisation of intangible assets (Note 20)	4,544	6,491
Net write–back of impairment in value of property, plant and equipment (Note 17)	(28)	(230)
Net write–back of impairment in value of investment properties (Note 18)	–	(1,570)
Net provision for impairment of other non–current assets	36	201
Net provision for impairment of loans and non–trade debts to associated companies	28	1,263
Net write–back of impairment of loans receivable	(627)	(279)
Net provision for impairment of trade and other receivables	10,461	11,721
Total depreciation, amortisation and impairment	276,951	272,213
Auditors' remuneration paid/payable to		
– auditors of the Company	1,546	1,385
– affiliates of auditors of the Company	1,217	1,235
– other auditors	37	33
– over provision in respect of prior years	–	(18)
Non–audit fees paid/payable to		
– auditors of the Company	163	325
– affiliates of auditors of the Company	326	430
Employee benefits [including US$0.3 million (2007: US$0.1 million) fair value gains on cash flow hedges, transferred from equity: foreign exchange forward contracts] (Note 7)	621,690	575,703
Cost of inventories	1,701,954	1,054,306
Write-off of inventories	360	347
Fair value losses/(gains) on cash flow hedges, transferred from equity		
– bunker swaps	37,004	(41,057)
– bunker call options	(9,540)	(9,091)
Fair value losses on ineffective cash flow hedges		
– bunker call options	4,860	–
– bunker swaps	393	–
Total cost of inventories included in "cost of sales"	1,735,031	1,004,505
Global cargo transportation and logistics operating expenses	5,094,272	4,606,740
Fair value losses/(gains) on cash flow hedges, transferred from equity		
– foreign exchange forward contracts	30,513	(8,842)
Total global cargo transportation and logistics operating expenses	5,124,785	4,597,898
Net foreign exchange loss/(gain)	26,497	(10,383)
Net provision for drydocking costs (Note 26)	4,274	2,097
Net provision for insurance, litigation and other claims, net of reimbursement of US$4.5 million (2007: US$12.4 million)	22,523	20,007
Rental expenses – operating leases	1,072,329	893,839
Others	286,517	255,890
Total	9,173,886	7,615,159
The above expenses consist of:		
– Cost of sales	8,328,979	6,865,603
– Administrative expenses	694,182	717,443
– Restructuring costs	71,684	–
– Other operating expenses	79,041	32,113
	9,173,886	7,615,159

6. Finance Expenses

	Group	
	2008 US$'000	**2007 US$'000**
Interest expense:		
– finance leases	4,113	14
– bank loans	23,833	35,898
– others	40	553
Total interest expense	27,986	36,465
Financing fees	5,819	6,550
Amortisation of deferred charges (Note 19)	1,141	998
	34,946	44,013

7. Employee Benefits

	Group	
	2008 US$'000	**2007 US$'000**
Wages, salaries and bonus	486,535	511,540
Employer's contribution to defined contribution plans	35,452	29,560
Net benefit expense relating to defined benefit plans (Note 32)	18,228	21,163
Share-based compensation costs		
– equity-settled	11,737	10,532
Restructuring and termination costs	72,041	1,235
Fair value (gains)/losses on shares held by employee benefit trust	(2,030)	1,813
Fair value gains on cash flow hedges, transferred from equity		
– foreign exchange forward contracts	(273)	(140)
	621,690	575,703

Disclosures on employee benefits are found in Note 32.

8. Income Tax

(a) Income Tax Expense

	Group	
	2008	2007
	US$'000	US$'000
Tax expense attributable to current financial year's results is made up of:		
Current income tax		
Singapore	6,330	3,633
Foreign	19,419	42,347
	25,749	45,980
Deferred income tax	14,701	(7,098)
	40,450	38,882
(Over)/under provision in respect of prior financial years:		
Current income tax	(125)	(15,918)
Deferred income tax	8,601	30,936
	48,926	53,900

The tax expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group	
	2008	2007
	US$'000	US$'000
Profit before income tax	137,189	585,863
Tax calculated at a tax rate of 18%	24,694	105,455
Effects of different tax rates in other countries	(29,145)	(19,904)
Exempt shipping losses/(income)	32,682	(44,426)
Income not subject to tax	(2,921)	(4,523)
Expenses not deductible for tax purposes	12,518	3,358
Others	2,622	(1,078)
	40,450	38,882

Subject to the business activities engaged by the entities and the jurisdictions in which these entities operate in, special tax rules may become applicable. For example, income arising from container shipping activities are subject to tonnage-based tax system in certain countries, under which the computation of taxable income is calculated based on the tonnages of the vessel fleet.

(b) Deferred Income Taxes

Deferred income taxes charged/(credited) to equity during the financial year is analysed as follows:

	Group 2008 US$'000	Group 2007 US$'000
Hedging reserve	863	989
Fair value reserve	(20)	(54)
	843	935

Deferred income tax assets are recognised for tax losses and capital allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of US$62.9 million (2007: US$122.4 million) at balance sheet date which can be carried forward and used to offset future taxable income, subject to those companies with unrecognised tax losses meeting certain statutory requirements in their respective countries of incorporation. These tax losses have no expiry dates except for an amount of US$59.8 million (2007: US$118.6 million), which will expire between 2011 and 2027 (2007: between 2009 and 2027).

Movements in the Group's deferred income tax liabilities and assets (prior to offsetting of balances within the same tax jurisdiction) are as follows:

Group

Deferred income tax liabilities arising from:

As at 26 December 2008	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	39,636	11,736	7,450	4,772	63,594
Tax (credited)/charged to					
– income statement	(3,492)	211	(112)	4,194	801
– equity	–	–	–	1,681	1,681
Disposal of a subsidiary	–	–	–	(190)	(190)
Foreign currency translation	–	–	–	(353)	(353)
Balance at end of financial year	36,144	11,947	7,338	10,104	65,533

As at 28 December 2007	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	48,199	10,691	8,253	7,446	74,589
Tax (credited)/charged to					
– income statement	(8,426)	2,073	(803)	(2,552)	(9,708)
– equity	–	–	–	180	180
Disposal of a subsidiary	(146)	–	–	–	(146)
Effects of change in tax rate	–	(1,043)	–	–	(1,043)
Foreign currency translation	9	15	–	(302)	(278)
Balance at end of financial year	39,636	11,736	7,450	4,772	63,594

8. Income Tax (continued)

(b) Deferred Income Taxes (continued)

Deferred income tax liabilities arise from business combination activities when the cost of business combinations is allocated by recognising the identifiable assets acquired and liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

Group

Deferred income tax assets arising from:

As at 26 December 2008	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(27,690)	(2,892)	(6,147)	(29,191)	(65,920)
Tax charged/(credited) to					
– income statement	11,136	(3,719)	681	14,403	22,501
– equity	–	–	–	(838)	(838)
Disposal of subsidiaries	26	–	–	–	26
Foreign currency translation	2	(48)	–	33	(13)
Balance at end of financial year	(16,526)	(6,659)	(5,466)	(15,593)	(44,244)

As at 28 December 2007	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(41,197)	(2,773)	(17,939)	(39,318)	(101,227)
Tax charged/(credited) to					
– income statement	13,470	(23)	11,792	9,350	34,589
– equity	–	–	–	755	755
Disposal of subsidiaries	50	–	–	–	50
Foreign currency translation	(13)	(96)	–	22	(87)
Balance at end of financial year	(27,690)	(2,892)	(6,147)	(29,191)	(65,920)

Deferred income tax assets from leasing related activities arise from deferred lease payables due to recognition of rental expense on a straight-line basis.

Company

Deferred income tax liabilities arising from unremitted foreign sourced income	2008 US$'000	2007 US$'000
Balance at beginning of financial year	11,310	10,329
Tax charged to income statement	139	981
Balance at end of financial year	11,449	11,310

Deferred income tax assets and liabilities are offsetted when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Deferred income tax assets				
– to be recovered within 12 months	–	(30,568)	–	–
– to be (recovered)/settled after 12 months	(3,683)	10,062	–	–
	(3,683)	(20,506)	–	–
Deferred income tax liabilities				
– to be settled after 12 months	24,972	18,180	11,449	11,310

9. Earnings Per Share

	Group	
	2008	2007
Net profit after income tax attributable to equity holders (US$'000)	83,114	522,761
Weighted average number of ordinary shares in issue for basic earnings per share ('000)	1,469,625	1,463,624
Adjustments for ('000)		
– share options	3,760	11,526
– performance shares	4,014	4,423
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,477,399	1,479,573

Basic earnings per share is calculated by dividing the net profit after income tax attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (adjusted for shares held by employee benefit trust and treasury shares) during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the weighted average number of outstanding performance shares are added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net profit after income tax attributable to equity holders.

10. Cash and Cash Equivalents

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Fixed deposits	269,643	348,314	14,439	36,638
Demand deposits	73,003	57,290	–	6,414
Bank and cash balances	86,573	98,761	1,321	1,532
	429,219	504,365	15,760	44,584

Summary of effect of disposal of subsidiaries on the Group's cash flow	Group 2008 US$'000	Group 2007 US$'000
Net assets disposed:		
Non-current assets	4,405	10,935
Current assets	1,054	12,599
Current liabilities	(2,917)	(4,114)
Non-current liabilities	(2,501)	(176)
Net attributable assets disposed	41	19,244
Less: Minority interest	120	3,669
Add: Foreign currency translation reserve	(312)	(2,890)
	(151)	20,023
Net profit on disposal of subsidiaries	2,292	–
Net proceeds from disposal of subsidiaries	2,141	20,023
Less: Cash of subsidiaries disposed	(803)	(6,911)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	1,338	13,112

11. Current Assets

		Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
(a)	**Trade and Other Receivables**					
	Trade receivables	(i)	720,977	969,322	–	–
	Other receivables and recoverables	(i)	106,863	72,351	2,424	2,489
	Amounts due from subsidiaries (non-trade)	(ii)	–	–	443,671	429,358
	Loans to subsidiaries	(iii)	–	–	147,417	147,119
	Loans receivable (Note 23)		632	696	603	623
	Accrued interest receivables		234	2,341	92	105
			828,706	1,044,710	594,207	579,694

Amounts in the table above are stated net of impairment provision, if any.

Included in other receivables and recoverables of the Group as at 26 December 2008 is US$1.5 million (2007: Nil) due from a fellow subsidiary of the ultimate holding company, which is expected to be repaid within a year.

Notes:

(i) *Trade receivables, other receivables and recoverables*
Impairment loss on trade receivables and other receivables and recoverables amounting to US$10.5 million (2007: US$11.7 million) was recognised as an expense and included in "other operating expenses".

Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

Details of the aging analysis of trade receivables have been separately disclosed in Note 35.

(ii) *Amounts due from subsidiaries (non-trade)*
The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

(iii) *Loans to subsidiaries*
The loans to subsidiaries are unsecured, repayable on demand and interest free.

(b) Other Current Assets

Other current assets of the Group amounting to US$62.3 million (2007: US$54.0 million) comprises of prepaid charter-hire expenses, which are taken to the income statement on a straight-line basis over the charter-hire period. Also included in the Group's other current assets are prepayments, which are taken to the income statement as and when the associated economic benefits are utilised or expired.

Other current assets of the Company amounting to US$1.7 million (2007: US$0.6 million) comprises mainly of prepayments for software licence and subscriptions, which are taken to the income statement on a straight-line basis over the tenure of the prepayments.

12. Derivative Financial Instruments

Group	Note	2008 Fair values Assets US$'000	2008 Fair values Liabilities US$'000	2007 Fair values Assets US$'000	2007 Fair values Liabilities US$'000
Cash flow hedges					
– Bunker swaps	(a)	–	(56,110)	45,632	(133)
– Bunker call options	(b)	2,082	–	13,086	–
– Foreign exchange forward contracts	(c)	9,211	(38,629)	3,279	(1,352)
Non-hedging instruments					
– Cross currency interest rate swaps	(d)	–	–	57,921	(57,921)
Total		11,293	(94,739)	119,918	(59,406)

Company	Note	2008 Fair values Assets US$'000	2008 Fair values Liabilities US$'000	2007 Fair values Assets US$'000	2007 Fair values Liabilities US$'000
Cash flow hedges					
– Foreign exchange forward contracts	(c)	–	–	69	(10)
Non-hedging instruments					
– Foreign exchange forward contracts	(c)	5,473	(5,473)	–	–
– Cross currency interest rate swaps	(d)	–	–	57,921	(57,921)
Total		5,473	(5,473)	57,990	(57,931)

As at the balance sheet date, the non-hedging instruments balance relates to foreign exchange forward contracts which the Company entered into with financial institutions on behalf of its subsidiaries. From the perspective of the Group, these foreign exchange forward contracts are qualified as hedging instruments as they hedge against the foreign exchange risks arising from the subsidiaries' operating expenses denominated in non-USD.

For derivative financial instruments, the estimated amounts of fair values are obtained from a number of reputable financial institutions.

(a) *Bunker swaps*
Bunker swap contracts are contracts to change the underlying bunker exposure from floating to fixed price (or vice versa) with reference to a price index, for example, PLATTS. As at 26 December 2008, the notional amount of the outstanding bunker swap contracts is US$90.7 million (2007: US$173.8 million), with maturity dates of less than one year.

(b) *Bunker call options*
Bunker call option contracts are contracts that give the buyer the right, but not the obligation, to buy bunker at a specified price over an agreed period of time. As at 26 December 2008, the notional amount of the outstanding bunker call option contracts was US$41.8 million (2007: US$38.4 million), with maturity dates of less than one year.

(c) *Foreign exchange forward contracts*
Foreign exchange forward contracts are contracts to buy or sell fixed amounts of currencies at agreed exchange rates for settlement on agreed future dates.

As at 26 December 2008, the Group's and the Company's major open foreign exchange forward contracts had tenures of less than one year, details of which are set out below:

Group

Foreign currency to be received:	At average forward rates per US$1 2008	At average forward rates per US$1 2007	Amount of United States Dollar to be delivered 2008 US$'000	Amount of United States Dollar to be delivered 2007 US$'000
Euro	0.6600	0.6984	130,191	54,000
Japanese Yen	106.62	112.66	50,836	25,000
Chinese Renminbi	6.6420	7.1554	73,020	81,000
Singapore Dollar	1.3682	1.4431	53,135	49,000
Indian Rupee	44.15	39.78	36,808	39,000
Korean Won	1,041.74	912.62	19,871	26,000
British Pound	0.5269	0.4918	13,474	6,000
Taiwan Dollar	30.44	31.90	16,391	14,000
Canadian Dollar	1.0315	0.9918	33,736	15,000
			427,462	309,000

Company

Foreign currency to be received:	At average forward rates per US$1 2008	At average forward rates per US$1 2007	Amount of United States Dollar to be delivered 2008 US$'000	Amount of United States Dollar to be delivered 2007 US$'000
Singapore Dollar	–	1.4471	–	9,000

(d) *Cross currency interest rate swaps*

The cross currency interest rate swaps had matured on 27 June 2008. The Group entered into four sets of cross currency interest rate swaps of S$135.0 million (US$74.3 million) each to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million) when the Medium Term Note of S$540.0 million was issued in June 2001.

Due to the early redemption of the Medium Term Note during the financial year ended 29 December 2006, one of the cross currency interest rate swaps of S$135.0 million (US$74.3 million) was terminated with the bank which quoted the best price, with no further obligation. In order to achieve a similar best price, a reverse swap was entered into with the same bank for the remaining balance of S$405.0 million (US$223.0 million). The payments and receipts under the reverse swap offsetted the receipts and payments under the original swaps.

13. Investments In Subsidiaries

	Company 2008 US$'000	Company 2007 US$'000
Unquoted equity shares, at cost	999,437	1,003,691
Provision for impairment in value	(4,742)	(7,333)
	994,695	996,358

As a global container shipping, terminals and logistics group, there are operations by subsidiaries in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

Details of the significant subsidiaries of the Group are set out in Note 41.

A provision for impairment loss of US$0.3 million (2007: US$1.1 million) was taken to the income statement in accordance with the Company's accounting policy (Note 2.12).

14. Investments In Associated Companies

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Unquoted equity shares, at cost	15,605	5,435	1,287	1,307
Quoted equity shares, at cost	3,775	3,775	–	–
	19,380	9,210	1,287	1,307
Share of post-acquisition reserve:				
Balance at beginning of financial year	5,897	3,280	–	–
Share of post-acquisition reserve transferred to investments in joint ventures (Note 15)	(573)	–	–	–
Share of results after income tax	3,789	2,804	–	–
Dividends received	(437)	(353)	–	–
Disposal of associated companies	–	170	–	–
Foreign currency translation	962	(4)	–	–
Balance at end of financial year	9,638	5,897	–	–
Provision for impairment in value	–	–	(1,286)	(1,306)
	29,018	15,107	1	1

	Group 2008 US$'000	Group 2007 US$'000
Fair value of investment in an associated company for which there are published price quotations	6,637	16,315

The summarised financial information of the associated companies is as follows:

	Group	
	2008 US$'000	2007 US$'000
Revenue	226,184	191,161
Net profit after income tax	14,823	11,049
Total assets	214,342	134,813
Total liabilities	(93,152)	(81,048)

As a global container shipping, terminals and logistics group, there are operations by associated companies in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

There are no significant associated companies in the Group.

15. Investments In Joint Ventures

	Group	
	2008 US$'000	2007 US$'000
Unquoted equity shares, at cost	17,881	17,655
Share of post-acquisition reserve:		
Balance at beginning of financial year	7,424	1,532
Share of post-acquisition reserve transferred from investments in associates (Note 14)	573	–
Share of results after income tax	4,194	7,146
Dividends received	(1,360)	(1,260)
Foreign currency translation	650	6
Balance at end of financial year	11,481	7,424
Provision for impairment in value	(2,075)	(2,075)
	27,287	23,004

The Group's share of results after income tax of the joint ventures is as follows:

	Group	
	2008 US$'000	2007 US$'000
Revenue	36,574	31,724
Cost of sales	(18,903)	(13,976)
Other expenses	(13,477)	(10,602)
Net profit after income tax	4,194	7,146

15. Investments In Joint Ventures (continued)

The Group's share of assets and liabilities of the joint ventures comprises of:

	Group 2008 US$'000	Group 2007 US$'000
Non-current assets	25,870	23,596
Current assets	36,389	27,355
Non-current liabilities	(12,882)	(7,104)
Current liabilities	(22,090)	(20,843)
Net assets	27,287	23,004

As a global container shipping, terminals and logistics group, there are operations by joint ventures in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group.

There are no significant joint ventures in the Group.

16. Available-For-Sale Financial Assets

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Balance at beginning of financial year	147	323	–	11
Fair value losses recognised in equity	(55)	(150)	–	–
Disposals	–	(11)	–	(11)
Disposal of a subsidiary	–	(15)	–	–
Balance at end of financial year	92	147	–	–

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid prices. The fair value of financial assets that are not traded in an active market is determined by using valuation techniques described in Note 2.23.

The fair values of the available-for-sale financial assets include the following:

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Quoted equity shares				
– United States	92	147	–	–

The Group's quoted equity investments are listed on the NASDAQ Stock Exchange. The carrying amount of the investments represents the maximum equity price risk exposure of the Group.

17. Property, Plant and Equipment

Group

2008	Vessels in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost								
Beginning of financial year	2,448,874	244,708	97,002	93,670	1,590,075	120,077	55,325	4,649,731
Additions	57,854	191,431	116	4,961	573,960	44,774	5,953	879,049
Additions via finance leases	234,714	–	–	–	389	–	209	235,312
Disposals	(3)	–	(94)	(2,764)	(115,611)	(10,372)	(3,069)	(131,913)
Disposal of subsidiaries	–	–	–	(2,773)	–	(129)	(506)	(3,408)
Reclassification	–	–	–	(397)	33	(6)	370	–
Transfer from investment properties (Note 18)	–	–	10,431	–	–	–	–	10,431
Foreign currency translation	–	–	(844)	(367)	(3,245)	(606)	(1,031)	(6,093)
End of financial year	2,741,439	436,139	106,611	92,330	2,045,601	153,738	57,251	5,633,109
Accumulated depreciation and accumulated impairment losses								
Beginning of financial year	1,031,542	–	6,832	56,764	616,962	84,233	40,621	1,836,954
Depreciation charged during the financial year (Note 5)	114,130	–	866	6,922	120,407	14,796	5,143	262,264
Impairment loss written back during the financial year (Note 5)	–	–	(28)	–	–	–	–	(28)
Disposals	–	–	(36)	(1,451)	(93,376)	(9,790)	(2,801)	(107,454)
Disposal of subsidiaries	–	–	–	(306)	–	(74)	(247)	(627)
Reclassification	–	–	–	(41)	4	(2)	39	–
Transfer from investment properties (Note 18)	–	–	306	–	–	–	–	306
Foreign currency translation	–	–	(20)	(223)	(218)	(455)	(26)	(942)
End of financial year	1,145,672	–	7,920	61,665	643,779	88,708	42,729	1,990,473
Net book value								
End of financial year	1,595,767	436,139	98,691	30,665	1,401,822	65,030	14,522	3,642,636

17. Property, Plant and Equipment (continued)

Group

2007	Vessels in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost								
Beginning of financial year	2,307,308	–	90,168	122,937	1,164,798	126,071	50,957	3,862,239
Additions	141,785	244,708	4,881	10,094	490,204	13,985	6,173	911,830
Disposals	–	–	(1,402)	(496)	(49,917)	(19,302)	(1,042)	(72,159)
Disposal of subsidiaries	–	–	(32)	(42,513)	(16,228)	(1,573)	(1,482)	(61,828)
Reclassification	(219)	–	–	558	366	(320)	(385)	–
Transfer to investment properties (Note 18)	–	–	(1,206)	–	–	–	–	(1,206)
Foreign currency translation	–	–	4,593	3,090	852	1,216	1,104	10,855
End of financial year	2,448,874	244,708	97,002	93,670	1,590,075	120,077	55,325	4,649,731
Accumulated depreciation and accumulated impairment losses								
Beginning of financial year	921,657	–	6,478	83,534	555,666	88,651	37,888	1,693,874
Depreciation charged during the financial year (Note 5)	109,885	–	812	8,641	115,418	14,942	4,440	254,138
Impairment loss written back during the financial year (Note 5)	–	–	(230)	–	–	–	–	(230)
Disposals	–	–	(312)	(332)	(41,480)	(18,383)	(911)	(61,418)
Disposal of subsidiaries	–	–	(32)	(37,042)	(13,477)	(1,385)	(1,334)	(53,270)
Transfer to investment properties (Note 18)	–	–	(28)	–	–	–	–	(28)
Foreign currency translation	–	–	144	1,963	835	408	538	3,888
End of financial year	1,031,542	–	6,832	56,764	616,962	84,233	40,621	1,836,954
Net book value								
End of financial year	1,417,332	244,708	90,170	36,906	973,113	35,844	14,704	2,812,777

Property, plant and equipment included under others consist of motor vehicles, office equipment, furniture, fixture and fittings.

Company

2008	Vessel in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year	50,346	239,110	377	1,908	3,703	8,171	303,615
Additions	–	178,852	–	736	767	39	180,394
Disposals	–	–	(94)	–	(202)	–	(296)
End of financial year	50,346	417,962	283	2,644	4,268	8,210	483,713
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year	10,025	–	331	1,195	1,905	7,048	20,504
Depreciation charged during the financial year	2,725	–	15	778	571	867	4,956
Impairment loss written back during the financial year	–	–	(28)	–	–	–	(28)
Disposals	–	–	(36)	–	(202)	–	(238)
End of financial year	12,750	–	282	1,973	2,274	7,915	25,194
Net book value							
End of financial year	37,596	417,962	1	671	1,994	295	458,519

2007	Vessel in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year	50,346	–	377	1,555	2,734	8,148	63,160
Additions	–	239,110	–	353	1,024	23	240,510
Disposals	–	–	–	–	(55)	–	(55)
End of financial year	50,346	239,110	377	1,908	3,703	8,171	303,615
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year	7,288	–	315	598	1,624	6,182	16,007
Depreciation charged during the financial year	2,737	–	16	597	297	866	4,513
Disposals	–	–	–	–	(16)	–	(16)
End of financial year	10,025	–	331	1,195	1,905	7,048	20,504
Net book value							
End of financial year	40,321	239,110	46	713	1,798	1,123	283,111

Property, plant and equipment included under others consist of motor vehicles, office equipment, furniture, fixture and fittings.

During the financial years ended 26 December 2008 and 28 December 2007, the Company's vessel was chartered out to one of its subsidiaries, who in turn chartered it out to a third party.

17. Property, Plant and Equipment (continued)

(a) As at the balance sheet date, the net book value of vessels of the Group under finance lease agreements amounted to US$231.5 million (2007: Nil). Net book value of other property, plant and equipment under finance lease agreements as at 26 December 2008 amounted to US$0.6 million (2007: US$0.1 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 29 to the financial statements.

(b) As at the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans (Note 25) amounted to US$93.1 million (2007: US$97.5 million). Net book value of other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 26 December 2008 amounted to Nil (2007: US$3.3 million).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims.

(c) Borrowing costs of US$12.6 million (2007: US$5.6 million), which arise on the financing arrangement specifically entered into for the construction of vessels, are capitalised during the financial year.

(d) The impairment losses written back in 2008 and 2007 for freehold land and buildings relate to the "Others" business segment (Note 37). The recoverable amount was determined at the individual property level and represented the fair value less costs to sell, determined by reference to market prices of equivalent assets.

(e) Property, plant and equipment under operating leases relates to vessels which are chartered out to third parties. The net book value of these vessels as at the balance sheet date is as follows:

	Group	
	2008 US$'000	**2007 US$'000**
Cost	615,595	462,947
Accumulated depreciation	(294,531)	(205,304)
Net book value	321,064	257,643

The depreciation charge for vessels chartered out under operating leases in 2008 is US$27.1 million (2007: US$22.2 million).

18. Investment Properties

Group	2008 US$'000	2007 US$'000
Cost		
Beginning of financial year	28,142	32,684
Subsequent expenditure	–	18
Disposals	–	(5,699)
Disposal of subsidiaries	(7,347)	(3,266)
Transfer (to)/from property, plant and equipment (Note 17)	(10,431)	1,206
Foreign currency translation	(1,036)	3,199
End of financial year	9,328	28,142
Accumulated depreciation and accumulated impairment losses		
Beginning of financial year	6,794	9,570
Depreciation charged during the financial year (Note 5)	273	478
Impairment loss written back during the financial year (Note 5)	–	(1,570)
Disposals	–	(1,454)
Disposal of subsidiaries	(5,811)	(1,223)
Transfer (to)/from property, plant and equipment (Note 17)	(306)	28
Foreign currency translation	(669)	965
End of financial year	281	6,794
Net book value		
End of financial year	9,047	21,348
Fair value	12,514	36,394

Investment properties represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation and relate mainly to a property in Singapore.

The fair values of investment properties at the balance sheet date are determined by independent professional valuers with appropriate recognised professional qualifications and recent experience in the location and category of the properties being valued.

Valuations are mainly based on two methods, namely the Direct Comparison Method and the Income Method. The Direct Comparison Method relies on the presence of market transactions to provide an indication of value. The Income Method estimates the present worth of the rights to future benefits, such as rental, to be derived from the ownership of a property.

Investment properties are leased to non-related parties under operating leases.

The impairment loss written back in 2007 relates to the "Others" business segment (Note 37). The recoverable amount was determined at the individual property level and represented the fair value less costs to sell.

The following amounts are recognised in the income statement:

Group	2008 US$'000	2007 US$'000
Rental income	1,169	1,597
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income	(891)	(1,434)

19. Deferred Charges

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Balance at beginning of financial year	4,213	3,311	–	–
Additions during the financial year	171	1,900	50	–
Amount amortised during the financial year (Note 6)	(1,141)	(998)	(5)	–
Foreign currency translation	2	–	–	–
Balance at end of financial year	3,245	4,213	45	–

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

20. Intangible Assets

Group

2008	System technology and software US$'000	Terminal berthing rights US$'000	License fee US$'000	Total US$'000
Cost				
Beginning of financial year	56,521	14,000	12,678	83,199
Additions	2,975	–	–	2,975
Disposals	(14,477)	–	–	(14,477)
Foreign currency translation	(26)	–	(2,270)	(2,296)
End of financial year	44,993	14,000	10,408	69,401
Accumulated amortisation and accumulated impairment losses				
Beginning of financial year	47,534	2,368	370	50,272
Amount amortised during the financial year (Note 5)	3,249	724	571	4,544
Disposals	(14,477)	–	–	(14,477)
Foreign currency translation	(10)	–	(157)	(167)
End of financial year	36,296	3,092	784	40,172
Net book value				
End of financial year	8,697	10,908	9,624	29,229

Group

2007	Contract and lease advantages US$'000	System technology and software US$'000	Terminal berthing rights US$'000	License fee US$'000	Total US$'000
Cost					
Beginning of financial year	9,408	56,105	14,000	–	79,513
Additions	–	1,209	–	12,241	13,450
Disposals	–	(174)	–	–	(174)
Write-offs	(9,408)	–	–	–	(9,408)
Foreign currency translation	–	(619)	–	437	(182)
End of financial year	–	56,521	14,000	12,678	83,199
Accumulated amortisation and accumulated impairment losses					
Beginning of financial year	9,408	42,346	1,644	–	53,398
Amount amortised during the financial year (Note 5)	–	5,397	724	370	6,491
Disposals	–	(174)	–	–	(174)
Write-offs	(9,408)	–	–	–	(9,408)
Foreign currency translation	–	(35)	–	–	(35)
End of financial year	–	47,534	2,368	370	50,272
Net book value					
End of financial year	–	8,987	11,632	12,308	32,927

During the financial year ended 26 December 2008, the Group acquired intangible assets with an aggregate cost of US$3.0 million (2007: US$13.5 million). The additions in intangible assets of US$13.5 million during 2007 relates to payment of US$12.2 million in 2006 and US$1.2 million in 2007 for license fee and system technology and software respectively.

Company	System technology and software 2008 US$'000	2007 US$'000
Cost		
Beginning of financial year	888	757
Additions	2	137
Disposals	–	(6)
End of financial year	890	888
Accumulated amortisation and accumulated impairment losses		
Beginning of financial year	747	731
Amount amortised during the financial year	36	22
Disposals	–	(6)
End of financial year	783	747
Net book value		
End of financial year	107	141

20. Intangible Assets (continued)

Amortisation of intangible assets included in the income statement is categorised as follows:

	Group	
	2008 US$'000	2007 US$'000
Cost of sales	571	756
Other operating expenses	3,973	5,735
Total (Note 5)	4,544	6,491

21. Goodwill Arising on Consolidation

	Group	
	2008 US$'000	2007 US$'000
Balance at beginning of financial year	121,454	121,454
Acquisition of interests	7,641	–
Balance at end of financial year	129,095	121,454
Cost	300,270	292,629
Accumulated impairment losses	(171,175)	(171,175)
Net book value	129,095	121,454

Impairment test for goodwill

Goodwill is allocated to the Group's CGUs identified within the business segments.

A segment-level summary of the goodwill allocation is presented below.

	Note	2008 US$'000	2007 US$'000
Container Shipping	(a)	92,802	85,161
Logistics	(b)	8,059	8,059
Terminals	(c)	28,234	28,234
Net book value		129,095	121,454

(a) *Container Shipping*
The recoverable amount of the container shipping business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of container shipping business is computed based on Gordon's growth methodology using an estimated growth rate of 2% (2007: 2%) per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the container shipping business operates.

The weighted average cost of capital ("WACC") of 9.25% (2007: 8.75%) per annum is used to determine the recoverable amount of the container shipping business. The cost of equity component of WACC is derived using the capital asset pricing model.

(b) *Logistics*
Goodwill for the logistics business relates to the forwarding business of a subsidiary.

The recoverable amount of the logistics business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of the forwarding business of the subsidiary is computed based on Gordon's growth methodology using a conservative growth rate of 2% (2007: 6%) per annum. The estimated growth rate does not exceed the long-term average growth rate for the industry in which the forwarding business operates.

The WACC of 10.9% (2007: 10.0%) per annum is used to determine the recoverable amount of the forwarding business of the subsidiary. The cost of equity component of WACC is derived using the capital asset pricing model.

(c) *Terminals*
The recoverable amount of the terminals business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted after considering factors like general market conditions, macroeconomic cycle, industry-specific and other relevant information. The terminal value of terminals business is computed based on Gordon's growth methodology using an estimated growth rate of 2% (2007: 2%) per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the terminals business operates.

The WACC of 8.75% (2007: 8.75%) per annum is used to determine the recoverable amount of the terminals business. The cost of equity component of WACC is derived using the capital asset pricing model.

22. Other Non-current Assets

	Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Loans receivable (net of impairment provision) (Note 23)		2,578	2,845	2,295	2,586
Long term deposits		13,898	12,985	–	–
Net defined benefit pension plan assets (Note 32)		17,632	7,049	–	–
Other long-term investments	(a)	12,189	15,480	–	–
Insurance recoverables		32,762	33,040	–	–
Others		1,671	1,706	–	–
		80,730	73,105	2,295	2,586

Note:

(a) Other long-term investments are not financial assets and do not fall under the categories described in FRS 39.

23. Loans Receivable

	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Loans receivable	6,162	7,230	5,850	6,898
Provision for impairment loss	(2,952)	(3,689)	(2,952)	(3,689)
	3,210	3,541	2,898	3,209
Amount receivable within 12 months (Note 11)	(632)	(696)	(603)	(623)
Amount receivable after 12 months (Note 22)	2,578	2,845	2,295	2,586

24. Current Liabilities

	Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
(a) Trade and Other Payables					
Trade payables		162,982	221,409	9,890	4,371
Accrued operating expenses		823,600	832,037	16,477	23,383
Accrued interest payable		12,940	7,033	910	–
Sundry payables		66,012	55,255	618	3,054
Amounts due to subsidiaries (non-trade)	(i)	–	–	103,161	61,928
Dividend payable		944	762	824	762
		1,066,478	1,116,496	131,880	93,498

Note:

(i) The amounts due to subsidiaries (non-trade) are unsecured, repayable on demand and interest free.

Included in trade and other payables of the Group is US$8.4 million (2007: US$11.8 million) due to fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

(b) Other Current Liabilities

Other current liabilities relate to deferred revenue, which arises from the percentage-of-completion method for revenue recognition.

25. Borrowings

		Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
(a)	**Current**					
	Secured:					
	Bank borrowings	(i)	6,507	6,897	–	–
	Finance lease liabilities (Note 29)		4,789	59	–	–
			11,296	6,956	–	–
	Unsecured:					
	Bank borrowings	(ii)	455,667	47,307	91,580	–
	Loans from subsidiaries	(iii)	–	–	1,126	2,268
			455,667	47,307	92,706	2,268
	Total current borrowings		466,963	54,263	92,706	2,268
(b)	**Non-current**					
	Secured:					
	Bank borrowings	(i)	105,866	93,484	–	–
	Finance lease liabilities (Note 29)		227,467	63	–	–
			333,333	93,547	–	–
	Unsecured:					
	Bank borrowings	(ii)	350,000	350,000	–	–
	Senior Debentures due 2024	(iv)	94,349	93,705	–	–
			444,349	443,705	–	–
	Total non-current borrowings		777,682	537,252	–	–
	Total borrowings		1,244,645	591,515	92,706	2,268

Notes:

(i) *Secured bank borrowings*
The loans are secured mainly on vessels (Note 17) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured bank borrowings*
These loans are repayable either upon maturity of contracts, or in instalments pursuant to their respective loan agreements.

(iii) *Loans from subsidiaries*
The loans from subsidiaries are unsecured, interest free and repayable on demand.

(iv) *Senior Debentures due 2024*
A subsidiary of the Company, APL Limited, issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures have an effective interest rate of 10.60% (2007: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits APL Limited's ability to allow liens on assets.

25. Borrowings (continued)

(c) Carrying amounts and fair values information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group's and the Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

	Carrying amounts		Fair values	
Group	**2008 US$'000**	**2007 US$'000**	**2008 US$'000**	**2007 US$'000**
Senior Debentures due 2024	94,349	93,705	78,038	111,816

(d) Maturity profile of borrowings

The current borrowings are repayable within the next 12 months.

The maturity profile of non-current borrowings of the Group is as follows:

Group

As at 26 December 2008	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Secured finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2010	11,359	–	5,097	16,456
2011	10,915	–	5,405	16,320
2012	11,883	–	5,715	17,598
2013	12,890	350,000	6,051	368,941
Thereafter	58,819	94,349	205,199	358,367
	105,866	444,349	227,467	777,682

As at 28 December 2007	**Secured bank loans US$'000**	**Unsecured bank loans US$'000**	**Secured finance lease liabilities US$'000**	**Total US$'000**
Amount repayable in:				
2009	7,113	–	38	7,151
2010	11,935	–	25	11,960
2011	12,311	–	–	12,311
2012	11,891	–	–	11,891
Thereafter	50,234	443,705	–	493,939
	93,484	443,705	63	537,252

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.

The Company has no non-current borrowings from external parties as at 26 December 2008 and 28 December 2007.

(e) Effective interest rates

The effective interest rates of the Group as at 26 December 2008 and 28 December 2007 are as follows:

	Group	
	2008 %	2007 %
Secured loans	3.53 – 8.50	5.38 – 11.00
Unsecured loans	2.34 – 17.75[11]	5.03 – 11.88
Senior Debentures due 2024	10.60	10.60
Finance lease liabilities	2.16 – 15.75[12]	9.46 – 19.46[13]

[11] This relates to an Indian Rupee loan with an effective interest rate that approximates the market interest rate. The loan has matured in January 2009.

[12] This relates to a lease for motor vehicle, which matures in March 2010.

[13] These relate primarily to leases for various equipment used in the warehouse to service customers and cost is recovered from these customers, which matured in 2008.

The exposure of borrowings of the Group to interest rate changes and the periods in which the borrowings "reprice" or mature, whichever is earlier, are as follows:

	Group	
	2008 US$'000	2007 US$'000
Variable rates		
– Reprice within one year	872,084	466,156
Fixed rates		
– Mature within one year	17,772	16,731
– Mature between 2010 and 2013	38,507	14,881
– Mature beyond 2013	316,282	93,747
	1,244,645	591,515

The effective interest rates of unsecured bank borrowings of the Company as at 26 December 2008 range from 3.20% to 4.18% (2007: Nil), which will reprice within one year.

26. Provisions

		Note	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
(a)	**Current**					
	Provision for restructuring and termination costs	(i)	68,441	5,035	330	370
	Provision for drydocking costs	(ii)	947	1,583	–	–
	Provision for insurance, litigation and other claims	(iii)	31,545	31,954	–	–
			100,933	38,572	330	370
(b)	**Non-current**					
	Provision for drydocking costs	(ii)	905	173	–	–
	Provision for net defined benefit pension plan obligations (Note 32)		44,273	40,093	–	–
	Provision for insurance, litigation and other claims	(iii)	71,599	72,337	–	–
	Provision for obligations in associated companies	(iv)	10,531	11,010	–	–
			127,308	123,613	–	–

Notes:

(i) *Movements in provision for restructuring and termination costs are as follows:*	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Balance at beginning of financial year	5,035	14,634	370	926
Provision during the financial year	73,192	2,715	517	–
Utilised during the financial year	(9,084)	(10,834)	(319)	(507)
Write-back of provision during the financial year	(755)	(1,480)	(251)	(49)
Foreign currency translation	53	–	13	–
Balance at end of financial year	68,441	5,035	330	370

Restructuring and termination provisions relate mainly to employee termination payments and lease termination penalties. They are recognised in the financial year in which the Group becomes legally or constructively committed to payment. Employee benefits arising from restructuring and termination are recognised only after the Group has a detailed formal plan for the restructuring and termination and is without realistic possibility of withdrawal. Costs related to the on-going activities of the Group are not provided in advance.

(ii) *Movements in provision for drydocking costs are as follows:*	Group 2008 US$'000	Group 2007 US$'000
Balance at beginning of financial year	1,756	1,914
Provision during the financial year (Note 5)	4,274	2,242
Utilised during the financial year	(4,178)	(2,255)
Write-back of provision during the financial year (Note 5)	–	(145)
Balance at end of financial year	1,852	1,756

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at the balance sheet date where the Group has a legal/contractual obligation to arrange these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

(iii) Movements in provision for insurance, litigation and other claims are as follows:	Group 2008 US$'000	2007 US$'000
Balance at beginning of financial year	104,291	98,904
Provision during the financial year	28,517	35,929
Utilised during the financial year	(25,747)	(28,542)
Write-back of provision during the financial year	(1,517)	(3,495)
Foreign currency translation	(2,400)	1,495
Balance at end of financial year	103,144	104,291

In connection with the Group's operational activities, it may be liable for claims. Other than the provisions made above, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

(iv) Movements in provision for obligations in associated companies are as follows:	Group 2008 US$'000	2007 US$'000
Balance at beginning of financial year	11,010	11,567
Write-back of provision during the financial year	(10)	(496)
Disposal of an associated company	-	(932)
Foreign currency translation	(469)	871
Balance at end of financial year	10,531	11,010

Provisions for obligations in associated companies relate to additional losses provided for to the extent that the Group has to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

27. Deferred Income

Deferred income relates mainly to deferred gain arising from sale and leaseback of assets (refer to Note 2.15). As at 28 December 2007, total amount of deferred income was US$5.2 million, of which, US$0.5 million was classified under non-current portion. The full sum of US$5.2 million was fully amortised during the financial year ended 26 December 2008.

28. Other Non-current Liabilities

	Group 2008 US$'000	2007 US$'000
Deferred lease payables	50,239	52,400
Others	24,642	25,581
	74,881	77,981

Deferred lease payables are amortised and taken to the income statement on a straight-line basis over the remaining tenure of the lease.

29. Finance Lease Liabilities

Finance lease liabilities relate mainly to vessels, equipment and motor vehicles acquired under finance leases.

As at 26 December 2008

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	20,195
Amount repayable in:	
2010	20,180
2011	20,151
2012	20,081
2013	20,025
Thereafter	343,164
Minimum lease payments	443,796
Less: Future finance charges	(211,540)
Total finance lease liabilities	232,256
Representing finance lease liabilities:	
Not later than one year (Note 25)	4,789
Later than one year but not later than five years (Note 25)	22,268
Later than 5 years (Note 25)	205,199
Total finance lease liabilities	232,256

As at 28 December 2007

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	74
Amount repayable in:	
2009	41
2010	31
Minimum lease payments	146
Less: Future finance charges	(24)
Total finance lease liabilities	122
Representing finance lease liabilities:	
Not later than one year (Note 25)	59
Later than one year but not later than five years (Note 25)	63
Total finance lease liabilities	122

These leases terminate at various dates and the lease agreements provide options to purchase the leased assets at specified values.

30. Share Capital, Treasury Shares and Shares Held by Employee Benefit Trust

	Number of shares			Amount		
	Issued share capital	Treasury shares	Shares held by employee benefit trust	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000
2008						
Balance at beginning of financial year	1,469,941,544	(2,226,334)	(790,058)	840,738	(6,926)	(610)
Currency translation differences	–	–	–	–	–	(17)
Employee equity compensation schemes:						
– new shares issued	2,765,245	–	–	4,641	–	–
– treasury shares re-issued	–	773,617	–	–	2,331	–
Purchase of treasury shares	–	(274,000)	–	–	(621)	–
Purchase of shares by employee benefit trust	–	–	(398,000)	–	–	(786)
Balance at end of financial year	1,472,706,789	(1,726,717)	(1,188,058)	845,379	(5,216)	(1,413)
2007						
Balance at beginning of financial year	1,456,480,540	–	(1,633,058)	822,066	–	(2,482)
Employee equity compensation schemes:						
– new shares issued	13,461,004	–	–	18,672	–	–
– treasury shares re-issued	–	123,666	–	–	353	–
Purchase of treasury shares	–	(2,350,000)	–	–	(7,279)	–
Sale of shares by employee benefit trust	–	–	843,000	–	–	1,872
Balance at end of financial year	1,469,941,544	(2,226,334)	(790,058)	840,738	(6,926)	(610)

All issued shares are fully paid.

The holders of ordinary shares (except treasury shares) are entitled to receive dividends as and when declared by the Company. All ordinary shares (except treasury shares) carry one vote per share.

30. Share Capital, Treasury Shares and Shares Held by Employee Benefit Trust (continued)

(a) *Share options and performance shares*

During the financial year, the Company issued 1,159,327 (2007: 11,587,797) new ordinary shares to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of between S$2.06 to S$3.32 (2007: S$2.06 to S$2.20) per share.

During the financial year, 1,605,918 (2007: 1,873,207) new ordinary shares were issued to fulfil the Company's obligation under the NOL PSP.

The newly issued shares rank pari passu in all respects with the previously issued shares.

(b) *Treasury shares*

The Company purchased a total of 274,000 (2007: 2,350,000) treasury shares during the financial year ended 26 December 2008. The shares were purchased by way of market acquisitions at prices ranging from S$3.11 to S$3.15 (2007: S$3.94 to S$4.98) per share and the total consideration paid was US$621,297 (2007: US$7,278,756), including transaction costs. The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

During the financial year, the Company re-issued 18,000 (2007: 123,666) treasury shares pursuant to the NOL SOP at exercise prices of S$2.20 (2007: S$2.06 and S$2.20) per share, for share options granted on 13 March 2006 (2007: 31 December 2004 and 13 March 2006 respectively) and re-issued 755,617 (2007: Nil) treasury shares pursuant to the NOL PSP.

(c) *Shares held by employee benefit trust*

The Company had set up an employee benefit trust fund whose purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for issuance of units to employees under the Staff Share Ownership Scheme.

31. Dividends

	Group and Company	
	2008	**2007**
	US$'000	**US$'000**
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 10.00 Singapore cents per share paid in respect of the financial year 2007 (2006: 4.00 Singapore cents per share)	108,759	38,671
Interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2008 (2007: 4.00 Singapore cents per share)	42,518	38,820
	151,277	77,491

Ordinary dividends proposed

The Directors recommended a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share in respect of the financial year ended 26 December 2008 for approval by shareholders in the next AGM to be convened on 15 April 2009.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2008 profits after tax in the financial statements for the financial year ending 25 December 2009.

32. Employee Benefits

(a) Equity Compensation Benefits

The Group offers the following employee equity compensation plans:
(i) Employee Share Option Plan
(ii) Performance Share Plan
(iii) Staff Share Ownership Scheme

(i) Employee Share Option Plan
Share options under the NOL SOP are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 26 December 2008 are as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)	Total
Date option granted	31/12/04	31/12/04	13/3/06[15]	13/3/06[15]	12/3/07[16]	12/3/07[16]	22/2/08[17]	
Exercise period								
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	
Exercise price per option	S$2.06[14]	S$2.06[14]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	
Number of options outstanding as at 29 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	–	28,290,533
During the financial year								
– Options granted	–	–	–	–	–	–	9,658,000	9,658,000
– Options exercised	(66,000)	(88,000)	(31,333)	(927,663)	–	(64,331)	–	(1,177,327)
– Options cancelled	–	(9,000)	–	(245,670)	–	(293,335)	(711,000)	(1,259,005)
Balance as at 26 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	35,512,201

14 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

15 From the date of grant, one-third of the share options granted have each vested on 13 March 2007 and 13 March 2008. The remaining one-third will vest on 13 March 2009.

16 From the date of grant, one-third of the share options granted have vested on 12 March 2008. One-third will vest on 12 March 2009 and the remaining one-third will vest on 12 March 2010.

17 From the date of grant, one-third of the share options granted have vested on 22 February 2009. One-third will vest on 22 February 2010 and the remaining one-third will vest on 22 February 2011.

32. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) *Employee Share Option Plan (continued)*
Out of the outstanding options of 35,512,201 (2007: 28,290,533), 16,040,338 (2007: 8,709,095) options are exercisable as at 26 December 2008. For the options exercised during the financial year, the weighted average price at the date of exercise was S$3.62 (2007: S$4.37) per share.

The fair value of NOL share options granted on 22 February 2008 was determined using the Trinomial valuation model on the date of grant. The significant inputs into the model and the fair values determined were:

Employee Share Option Plan

Options granted with contractual life of 10 years			
Grant date	22 February 2008	22 February 2008	22 February 2008
Vesting date	22 February 2009	22 February 2010	22 February 2011
Expected life	5.5 years	6.0 years	6.5 years
Share price	S$3.48	S$3.48	S$3.48
Exercise price	S$3.62	S$3.62	S$3.62
Expected dividend yield	3.99%	3.85%	3.73%
Risk-free rate	1.78%	1.92%	2.06%
Volatility	44%[18]	44%[18]	45%[18]
Fair value per share option	S$1.04	S$1.08	S$1.13

[18] The expected share price volatility for options that vest on 22 February 2009, 22 February 2010 and 22 February 2011 is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares 5.5 years, 6.0 years and 6.5 years prior to the date of grant respectively.

(ii) *Performance Share Plan*
Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded to Executive Directors and employees during the financial year ended 26 December 2008 are as follows:

Performance Shares	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**Total**
Performance period						
From	27/12/03	01/01/05	31/12/05	30/12/06	29/12/07	
To	31/12/04[19]	30/12/05[20]	29/12/06[21]	28/12/07[22]	26/12/08[23]	
Number of shares outstanding as at 29 December 2007	548,559	2,405,348	1,831,000	–	–	4,784,907
During the financial year						
– Shares awarded	–	–	–	2,344,000	–	2,344,000
– Shares vested	(548,559)	(1,202,666)	(610,310)	–	–	(2,361,535)
– Shares cancelled	–	(12,334)	(49,334)	(285,000)	–	(346,668)
Balance as at 26 December 2008	–	1,190,348	1,171,356	2,059,000	–	4,420,704

[19] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

[20] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

[21] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008 and 2 January 2009. The remaining one-third will vest on 2 January 2010.

[22] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2009. One-third will vest on 2 January 2010 and the remaining one-third will vest on 2 January 2011.

[23] No performance shares for the performance period from 29 December 2007 to 26 December 2008 will be awarded in 2009 as the prescribed financial target condition was not met during the performance period.

The fair value of NOL performance shares awarded on 22 February 2008 was determined using the Black Scholes option pricing model on the date of award. The significant inputs into the model and the fair values determined were:

Performance Share Plan

Award date	22 February 2008	22 February 2008	22 February 2008
Vesting date	2 January 2009	2 January 2010	2 January 2011
Contractual life	315 days	680 days	1,045 days
Share price	S$3.48	S$3.48	S$3.48
Exercise price	Nil	Nil	Nil
Expected dividend yield	4.66%	4.10%	4.13%
Risk-free rate	1.23%	1.28%	1.33%
Fair value per performance share	S$3.34	S$3.22	S$3.09

(iii) *Staff Share Ownership Scheme*

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subjected to the terms and conditions under the Staff Share Ownership Scheme. The Group consolidates the trust and the Company's shares held by the employee benefit trust are accounted for as part of equity in accordance with FRS 32.

The fair value of the shares held under the Staff Share Ownership Scheme was determined based on the closing price of NOL shares as at 26 December 2008.

The number of shares held by employee benefit trust as at 26 December 2008 is disclosed in Note 30.

32. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries. As at 31 December 2007, one of the Group's defined benefit plans in the United States ("US") was frozen.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Current service cost	5,570	10,437	704	1,024
Interest cost on benefit obligation	15,388	13,827	2,850	2,190
Expected return on plan assets	(15,822)	(13,915)	–	–
Net actuarial losses recognised	2,235	1,908	1,361	799
Past service cost	1,272	640	249	324
Settlement effect	4,438	–	–	–
Curtailment effect	(17)	3,929	–	–
Net benefit expense (Note 7)	13,064	16,826	5,164	4,337
Actual return on plan assets	59,428	(19,428)	–	–

The amounts recognised in the balance sheet are as follows:

Net Benefit (Asset)/Liability

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Present value of funded benefits obligation	247,220	255,047	–	–
Fair value of plan assets	(138,224)	(207,150)	–	–
	108,996	47,897	–	–
Present value of unfunded benefits obligation	12,853	13,445	47,822	43,969
Unrecognised net actuarial losses	(121,239)	(50,074)	(18,428)	(17,654)
Unrecognised past service cost	(2,040)	(2,878)	(1,217)	(1,466)
Others	(106)	(59)	–	(136)
Net benefit (asset)/liability	(1,536)	8,331	28,177	24,713
Represented by:				
Non-current asset (Note 22)	(17,632)	(7,049)	–	–
Non-current liability (Note 26)	16,096	15,380	28,177	24,713
Net benefit (asset)/liability	(1,536)	8,331	28,177	24,713

The changes in the present value of defined benefit obligation are as follows:

Present Value of Defined Benefit Obligation

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Present value of defined benefit obligation at beginning of the financial year	268,492	260,594	43,969	37,995
Current service cost	5,570	10,437	704	1,024
Interest cost	15,388	13,827	2,850	2,190
Net actuarial (gains)/losses	(671)	12,041	2,135	4,940
Benefits paid	(25,347)	(26,431)	(1,836)	(1,629)
Past service cost	503	1,548	–	(551)
Transfer to multi-employer plan	(5,823)	–	–	–
Settlements	767	–	–	–
Curtailments	–	(4,264)	–	–
Foreign currency translation	1,194	740	–	–
Present value of defined benefit obligation at end of the financial year	260,073	268,492	47,822	43,969

The changes in the fair value of plan assets are as follows:

Fair Value of Plan Assets

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Fair value of plan assets at beginning of the financial year	207,150	199,567	–	–
Expected return on plan assets	15,822	13,915	–	–
Net actuarial (losses)/gains	(75,250)	5,513	–	–
Employer contributions	21,491	15,126	1,836	1,629
Benefits paid	(25,347)	(26,431)	(1,836)	(1,629)
Expenses paid out of plan assets	(1,496)	(1,372)	–	–
Transfer to multi-employer plan	(5,823)	–	–	–
Foreign currency translation	1,677	832	–	–
Fair value of plan assets at end of of the financial year	138,224	207,150	–	–

The net deficit as at the end of the current and previous financial years are as follows:

Net Deficit

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Defined benefit obligation	260,073	268,492	47,822	43,969
Plan assets	(138,224)	(207,150)	–	–
Net deficit	121,849	61,342	47,822	43,969

32. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans (continued)

The net actuarial losses/(gains) included in the changes in the present value of defined benefit obligation and fair value of plan assets during the current and previous financial year are as follows:

	Defined benefit pension plans		Post-retirement benefits	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Defined benefit obligation				
– Experience adjustments	1,443	14,732	1,747	(168)
– Effect of changes in assumptions	(2,114)	(2,691)	388	5,108
	(671)	12,041	2,135	4,940
Plan assets				
– Experience adjustments	75,250	(5,513)	–	–

The major categories of plan assets as a percentage of total plan assets as at the balance sheet date are as follows:

Defined Benefit Pension Plans	2008 %	2007 %
Equity securities	61.7	67.3
Debt securities	32.1	28.0
Others	6.2	4.7
	100.0	100.0

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	2008 %	2007 %
Weighted average discount rate	5.5	5.5
Rate of increase in compensation levels	4.2	4.3
Expected long term rate of return on plan assets	6.8	6.9

Post-retirement Benefits	2008 %	2007 %
Weighted average discount rate	6.1	6.0
Rate of increase in cost of post-retirement benefits	9.5	9.0

The rate of increase in cost of post-retirement benefits is assumed to reduce to 5.0% by 2014 and thereafter.

Assuming healthcare trend rates have a significant effect on the amounts recognised in the income statement, a one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase US$'000	One percentage point decrease US$'000
Effect on the aggregate of the current service cost and interest cost	401	(332)
Effect on post-retirement benefit obligation	6,659	(5,484)

The expected long term rate of return on plan assets is based on historical returns. This is in line with the rate of return for the next five years projected by external financial consultants, taking into consideration the Group's target asset allocation, capital market assumptions and expenses.

The expected contributions to be paid in the next financial year for pension plans and post-retirement benefits participated by the Group's employees are US$48.5 million (2007: US$24.5 million) and US$1.7 million (2007: US$1.7 million) respectively.

33. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs which are mutual protection and indemnity associations. In addition, these clubs are also members of the International Group of P&I Clubs. A member of the mutual association is subjected to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed, there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

In connection with the Group's operational activities, it may be liable for claims. Other than the provisions made in the consolidated financial statements, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-Employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on the most current information available from the plan actuaries, the estimated share of these unfunded vested benefits attributable to operations of the Group as of 26 December 2008 and 28 December 2007 were US$60.1 million and US$63.9 million respectively.

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of certain legal entities of the Group. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$11.2 million as at 26 December 2008 (2007: US$11.6 million).

33. Contingent Liabilities (continued)

Guarantees

In addition to the above, the Group and the Company have contingent liabilities in respect of:

		Group		Company	
	Note	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Subsidiaries of the Company:					
i) Drawndown bank loans		–	–	837,171	480,799
ii) Performance guarantees provided to vendors and lessors for default payments	(a)	–	–	2,510,028	2,519,369
iii) Guarantees issued by financial institutions		–	–	64,628	26,708
Others:					
iv) Drawndown bank loans		–	7,606	–	7,606
		–	7,606	3,411,827	3,034,482

Note:

(a) This represents the estimated maximum guarantees provided by the Company to the vendors and lessors for the subsidiaries' default payment on capital expenditure and leasing of vessels, containers, chassis, warehouses and land. The guarantee amount will reduce accordingly upon progressive and lease payment made by the subsidiaries.

Certain subsidiaries of the Company have given corporate guarantees to external parties in the ordinary course of business, insuring them from loss or damage due to non-performance by the subsidiaries or by the affiliates of the Group. Under certain circumstances or at the request of the external parties, performance guarantees are given by financial institutions and insurance companies, without recourse to the Company. This arrangement guarantees payment to the third parties in case the subsidiaries default on payment. The aggregate amount of such type of guarantees given by the financial institutions and insurance companies (without recourse to the Company) amounted to US$9.6 million (2007: US$14.2 million) for the financial year ended 26 December 2008.

The Company has also provided US$612.4 million (2007: US$1,163.4 million) guarantees for credit facilities granted to subsidiaries which are unutilised as at the balance sheet date.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in the light of legal and other defenses and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

34. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements are analysed as follows:

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Capital commitments in respect of property, plant and equipment	931,857	1,721,545	777,743	956,564
Capital commitments in respect of intangible assets	–	740	–	–
	931,857	1,722,285	777,743	956,564

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are analysed as follows:

Group

As at 26 December 2008	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in:						
2010	726,817	501	88,548	17,937	46,548	880,351
2011	648,565	–	88,646	16,322	34,895	788,428
2012	583,345	–	84,462	13,580	26,588	707,975
2013	493,267	–	80,245	11,062	20,513	605,087
Thereafter	1,242,869	–	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

34. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees (continued)

Group

As at 28 December 2007	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in:						
2009	612,894	11,865	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	–	87,652	8,662	24,856	665,736
2012	483,102	–	84,529	8,662	17,931	594,224
Thereafter	1,682,878	–	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,175	1,432,518	89,756	246,148	6,347,147

The main operating lease arrangements entered into by the Group as a lessee relate to long-term non-cancellable lease agreements for vessels. These leases have different terms and terminate at various dates. Specific clauses like rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The Group's operating lease commitments on vessels include US$1.6 billion (2007: US$2.0 billion) relating to lease arrangements wherein the lease term had not commenced and the underlying vessels were not in use as at the balance sheet date.

Operating lease commitments included under others relate mainly to warehouse space, warehouse equipment, inland container yards, housing rental, office space and land.

Certain lease agreements entered by the Group included novation clauses or clauses with similar effect. Subject to specific conditions stated in the agreements, these clauses enforce the customers to continue the lease arrangements with the landlord, or to reimburse the Group on all the outstanding future lease commitments. Aggregate amount of operating lease commitments that incorporated such clauses was US$22.8 million (2007: US$32.2 million) as at the balance sheet date.

There is no contingent rent component included under the above non-cancellable operating leases of the Group as at 26 December 2008 and 28 December 2007.

Company

The future aggregate minimum lease payable under non-cancellable operating lease of the Company are analysed as follows:

As at 26 December 2008	Office space US$'000
Amount repayable in one year or less	262

As at 28 December 2007	Office space US$'000
Amount repayable in one year or less	1,352
Amount repayable in:	
2009	225
	1,577

The above minimum lease payable is due to a subsidiary of the Company.

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) For Leased-in Assets

The future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group are as follows:

Group

As at 26 December 2008	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	5,697	1,309	7,006
Amount receivable in:			
2010	–	765	765
2011	–	788	788
2012	–	812	812
2013	–	517	517
	5,697	4,191	9,888

As at 28 December 2007	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	6,673	1,543	8,216
Amount receivable in:			
2009	–	457	457
	6,673	2,000	8,673

Operating lease commitments included under others relate to inland container yards, warehouses and offices.

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group as at 26 December 2008 and 28 December 2007.

Company

The Company has no future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 26 December 2008 and 28 December 2007.

34. Commitments (continued)

(c) Operating Lease Commitments – Where the Group and Company are Lessors (continued)

(ii) For Owned Assets

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets of the Group are as follows:

Group

As at 26 December 2008	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	48,693	2,115	50,808
Amount receivable in:			
2010	–	1,447	1,447
2011	–	21	21
	48,693	3,583	52,276

As at 28 December 2007	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	59,331	4,055	63,386
Amount receivable in:			
2009	15,882	2,108	17,990
2010	–	1,550	1,550
2011	–	105	105
2012	–	52	52
	75,213	7,870	83,083

Operating lease commitments included under others relate mainly to office space, land and buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group as at 26 December 2008 and 28 December 2007.

Company

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets of the Company are as follows:

As at 26 December 2008	**Vessel US$'000**
Amount receivable in one year or less	3,604

As at 28 December 2007	**Vessel US$'000**
Amount receivable in one year or less	3,604
Amount receivable in:	
2009	3,604
	7,208

The above minimum lease receivable is due from a subsidiary of the Company.

35. Financial Risk Management

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker prices. In order to minimise the potential volatility on the financial performance of the Group, risk management programs (e.g. use of financial derivative instruments) are employed to hedge against certain market risk exposures. The Group does not engage in speculative trading.

The Board of Directors ("Board") has overall responsibility for managing the Group's financial risks. The Board has established the Enterprise Risk Management Committee, which oversees the risk management processes and reviews the compliance of risk management measures in the Group. Various business and operating units are involved to identify the significant underlying risks of the Group.

The Audit Committee, assisted by the external and/or internal auditors, evaluates the effectiveness of the internal control systems associated with the execution of the risk management programs.

Financial risk management is carried out by the Group Treasury department in accordance with policies approved by the Board. The Group Treasury department identifies, evaluates and executes the risk management programs in close cooperation with the Group's business and operating units. Internal controls are efficiently achieved by way of segregating the duties of the front (i.e. Group Treasury department), middle (i.e. Group Treasury Operations department) and back offices (i.e. Group Accounting department). In addition, internal guidelines for approved dealing limits are in place to prevent unauthorised transactions. The Board is regularly updated on the hedging activities.

(a) Market Risk Factors

The Group is exposed to the following risks:

(i) Currency risk

The Group's revenue streams are denominated primarily in USD, the functional currency of the Company and the majority of its significant subsidiaries (listed under Note 41). The Group's currency risk exposures result mainly from operating costs that are denominated in non-USD currencies, which include the Indian Rupee ("INR"), Chinese Renminbi ("CNY"), Singapore Dollar ("SGD"), Euro, and British Pound ("GBP"). Any appreciation/depreciation in such foreign currencies will result in higher/lower operating costs to the Group when measured in USD terms. The Group uses foreign exchange forward contracts to hedge against the various currency risks.

The Group also hedges its non-USD exposures from dividend declarations and capital reductions as and when they are determined. In addition, the Group seeks to borrow in the same currency as its assets or investments, which are denominated primarily in USD.

For disclosure purpose under this section, the Group identifies its three major foreign currency risk exposures, based on the quantum of foreign exchange differences to be captured in the financial statements as at end of each financial year, resulting from fluctuations in foreign currency exchange rates. As such, the three foreign currencies selected may not necessarily be the same as last year.

As at 26 December 2008, the Group has identified GBP, INR, and CNY (2007: SGD, Euro and CNY) as the three major foreign currencies bearing relatively higher foreign exchange risks as defined under FRS 107.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at the balance sheet date, the Group has assessed the foreign exchange exposure of its major balance sheet items as follows:

	2008			2007		
	GBP	INR	CNY	SGD	Euro	CNY
Group	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Trade and other receivables	32,771	12,560	11,878	5,525	29,862	11,913
Cash and cash equivalents	2,618	24,063	15,885	6,719	5,322	20,160
Long term loans receivable	–	–	–	99	–	–
Long term deposits	–	2,835	2,062	–	39	1,977
Borrowings	–	(45,956)	–	–	–	–
Trade and other payables	(13,401)	(7,209)	(49,135)	(22,799)	(62,628)	(42,892)
Gross balance sheet exposure	21,988	(13,707)	(19,310)	(10,456)	(27,405)	(8,842)

From a cashflow perspective, the Group's aggregate exposure to the above foreign currencies is about US$360 million (2007: US$550 million) during the financial year ended 26 December 2008. Every 1% change in the exchange rate of these three foreign currencies would impact the Group's profit before tax by approximately US$3.6 million (2007: US$5.5 million), before taking into account of the hedges and recovery from customers.

As at the balance sheet date, the Company has assessed the foreign exchange exposure of its major balance sheet items as follows:

	2008	2007
	SGD	SGD
Company	**US$'000**	**US$'000**
Trade and other receivables	124,246	136,120
Cash and cash equivalents	1,252	1,531
Long term loans receivable	74	99
Trade and other payables	(9,450)	(4,708)
Gross balance sheet exposure	116,122	133,042

	2008	2007
Volatility of USD against the respective foreign currencies	**%**	**%**
GBP	19	N/A
INR	24	N/A
CNY	14	5
SGD	14	5
Euro	N/A	8

N/A: Not Applicable

35. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(i) Currency risk (continued)

Based on the above volatility of USD against the respective foreign currencies as at the balance sheet date, the Group's and Company's equity and income statement would have increased/(decreased) by the amounts shown below. This analysis assumes that all other variables remain constant.

Group	2008 Equity US$'000	2008 Income statement US$'000	2007 Equity US$'000	2007 Income statement US$'000
USD against GBP				
– strengthened	(5,181)	(3,511)	N/A	N/A
– weakened	7,612	5,158	N/A	N/A
USD against INR				
– strengthened	(8,256)	(2,439)	N/A	N/A
– weakened	13,370	3,979	N/A	N/A
USD against CNY				
– strengthened	(6,096)	2,353	(2,896)	989
– weakened	8,030	(3,119)	3,202	(1,093)
USD against SGD				
– strengthened	N/A	N/A	(707)	571
– weakened	N/A	N/A	782	(631)
USD against Euro				
– strengthened	N/A	N/A	(4,691)	2,145
– weakened	N/A	N/A	5,507	(2,518)

N/A: Not Applicable

Company	2008 Equity US$'000	2008 Income statement US$'000	2007 Equity US$'000	2007 Income statement US$'000
USD against SGD				
– strengthened	(14,261)	(14,261)	(6,767)	(6,335)
– weakened	18,904	18,904	7,479	7,002

(ii) Interest rate risk

For the Group, interest rate risk lies in the risk of increase in interest rates that will result in higher borrowing costs. The Group's interest rate exposure results mainly from its floating-rate debt obligations which are primarily denominated in USD, with interest rate being re-set regularly at one, three or six month intervals.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at the balance sheet date, the interest rate profile of the Group's and the Company's interest-bearing financial instruments are:

	Carrying amounts			
	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Fixed rate instruments				
Financial assets	89,742	101,859	4,219	4,476
Financial liabilities	(372,561)	(125,359)	–	–
Variable rate instruments				
Financial assets	342,646	405,724	14,439	43,052
Financial liabilities	(872,084)	(466,156)	(91,580)	–

Cash flow sensitivity analysis for variable rate instruments

Based on the outstanding financial instruments as at the balance sheet date, an increase/decrease of 100 basis points in interest rates would have decreased/increased the Group's equity and income statement and the Company's equity and income statement by approximately US$1.8 million and US$0.8 million respectively. Based on the outstanding financial instruments as at 28 December 2007, an increase/decrease of 100 basis points in interest rates would have increased/decreased the Group's equity and income statement and the Company's equity and income statement by approximately US$1.1 million and US$0.4 million respectively. This analysis excludes the financial impact from the interest expense on borrowings taken up for vessels financing, which has been capitalised when incurred.

Risk variables are based on volatility in interest rates. This analysis assumes that all other variables remain constant.

35. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(iii) Bunker price risk

For the Group, bunker price risk lies in the risk of increase in bunker price that will adversely affect the Group's earnings.

To manage bunker price risk, the Group uses bunker swap and bunker call option contracts. The Group's risk management policy is to hedge its forecast bunker cost exposure not covered by customer service contracts, whenever they are identified.

During the financial year ended 26 December 2008, the Group consumed approximately 3.2 million (2007: 3.0 million) metric tons of bunker. The average price of bunker in 2008 was about US$535 per metric ton (2007: US$354 per metric ton) which translated to approximately US$1.70 billion (2007: US$1.05 billion) of bunker cost. Before accounting for hedges and recovery from customers, every 1% change in bunker price will impact the Group's bunker cost by approximately US$17.0 million (2007: US$10.5 million).

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

Quantitative information on bunker swap and bunker call option contracts entered into by the Group as at the balance sheet date are disclosed in Note 12.

Based on volatility in bunker price of 66% (2007: 16%) as at the balance sheet date, the Group's equity and income statement would have increased/(decreased) by the amounts shown below, as a result of changes in fair value of bunker swap and bunker call option contracts. This analysis assumes that all other variables remain constant.

Group	Equity US$'000	Income statement US$'000
2008		
Fair value changes on derivatives from increase in bunker price		
– Swaps	23,551	–
– Call options	13,105	–
	36,656	–
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(23,551)	–
– Call options	–	–
	(23,551)	–
2007		
Fair value changes on derivatives from increase in bunker price		
– Swaps	34,622	–
– Call options	8,106	–
	42,728	–
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(34,622)	–
– Call options	(7,003)	–
	(41,625)	–

(b) Credit and Counterparty Risks

(i) *Credit risk*

For the Group, credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. For trade receivables, the Group has implemented policies to ensure that credit sales of products and services are made to customers with certain quality of credit standing. Credit review, which takes into account qualitative and quantitative factors like the business performance and profile of the customer, is performed on customers and approved by management before the credit term is granted. Management monitors the credit exposure on an on-going basis through performing annual credit evaluation and reviewing collection status of the customers on a regular basis.

For other financial assets, the Group adopts the policy of dealing only with counterparties of high credit quality.

As at the balance sheet date, the carrying amount of the financial assets (net of impairment provision, if any) represents the maximum credit exposure of the Group and the Company. The major classes of financial assets of the Group and the Company and their corresponding carrying values are tabulated as follows:

	Carrying amounts			
	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Trade receivables	720,977	969,322	–	–
Cash and cash equivalents	429,219	504,365	15,760	44,584
Derivative financial instruments	11,293	119,918	5,473	57,990
Amounts due from subsidiaries (non-trade and loans)	–	–	591,088	576,477
	1,161,489	1,593,605	612,321	679,051

The credit risk for the Group's trade receivables is as follows:

Group	2008 US$'000	2007 US$'000
By geographical areas		
Americas	390,009	450,167
Europe	146,220	237,908
Asia/Middle East	184,748	281,247
	720,977	969,322

The aging of the Group's trade receivables as at the balance sheet date is as follows:

Group	2008 US$'000	2007 US$'000
Current	533,804	711,025
Past due one to 30 days	145,110	182,394
Past due 31 to 120 days	35,280	54,894
Past due 121 days to one year	6,289	12,504
Past due more than one year	494	8,505
	720,977	969,322

35. Financial Risk Management (continued)

(b) Credit and Counterparty Risks (continued)

(i) Credit risk (continued)

Financial assets that are current and not impaired

Cash and cash equivalents and derivative financial instruments that are current and not impaired are deposits placed with, and/or financial instruments entered into with, reputable financial institutions having high credit-ratings assigned by international credit-rating agencies. Trade receivables that are current and not impaired mainly relate to freight charges collectable at destination for Free on Board shipments (as the full freight revenue for voyages are recognised as trade receivables) except for those customers who are having significant financial difficulties or have filed for bankruptcy/ insolvency in court.

Financial assets that are past due but not impaired

Trade receivables that are past due but not impaired are substantially with parties who have outstanding credit ratings.

The aging of the Group's trade receivables that are past due but not impaired as at the balance sheet date is as follows:

Group	2008 US$'000	2007 US$'000
Past due one to 30 days	6,633	5,059
Past due 31 to 120 days	3,132	9,112
Past due 121 days to one year	4,345	6,570
Past due more than one year	–	10,492
	14,110	31,233

Financial assets that are past due and impaired

As at the balance sheet date, trade receivables are the major financial assets of the Group that have been subjected to impairment. Impairment was performed either on an individual or a collective general basis. The carrying amount of the Group's trade receivables and the corresponding impairment provision are shown as follows:

Group	2008 US$'000	2007 US$'000
Gross amount	572,257	770,559
Less: Allowance for impairment	(33,474)	(32,733)
	538,783	737,826
The movements in the allowance for impairment are as follows:		
Beginning of the financial year	32,733	24,786
Allowance made during the financial year	9,206	11,678
Allowance utilised during the financial year	(8,465)	(3,731)
End of the financial year	33,474	32,733

The allowance accounts in respect of trade receivables are used to record impairment losses. The receivables amount will remain outstanding in the financial books until management considers that the subject trade receivables are irrecoverable after all possible collections efforts are exerted. Management approval is required for write-off of trade receivables.

Collaterals
The Group has lien on all cargoes as long as the cargoes remain in the Group's possession. Such lien may be enforced by the Group through public auction or private treaty, without notice to the customer.

(ii) *Counterparty risk*
To manage counterparty risk associated with the placement of cash deposits and the purchase of derivative hedging instruments, the Group selects counterparties based on a minimum credit rating of BBB or equivalent assigned by international credit-rating agencies. The Group also limits its exposure to any individual counterparty. Counterparty risk exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material losses suffered by the Group in the event of non-performance by counterparties.

(c) Liquidity Risk

For the Group, liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations due to shortage of funds. The Group's exposure to liquidity risk may also arise from mismatches of the maturities of financial assets and liabilities. The Group maintains sufficient liquidity through a combination of cash and committed revolving facilities (which can be drawn down on short notice) to meet the Group's operational and investment needs on a continual basis.

The following are the contractual maturities of financial liabilities of the Group, including interest payments:

Group

As at 26 December 2008	Contractual cash flows US$'000	Within 2009 US$'000	From 2010 to 2014 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Secured bank borrowings	143,187	12,230	80,294	50,663
Unsecured bank borrowings	882,529	481,837	400,692	–
Senior Debentures due 2024	260,904	9,318	46,590	204,996
Finance lease liabilities	443,796	20,195	100,420	323,181
Trade and other payables	1,066,478	1,066,478	–	–
Derivative financial liabilities				
Bunker swaps	56,147	56,147	–	–
Foreign exchange forward contracts	38,873	38,873	–	–
Commitments				
Capital commitments	931,857	142,489	789,368	–
Operating lease commitments	6,080,258	919,775	3,457,491	1,702,992
	9,904,029	2,747,342	4,874,855	2,281,832

35. Financial Risk Management (continued)

(c) Liquidity Risk (continued)

Group

As at 28 December 2007	Contractual cash flows US$'000	Within 2008 US$'000	From 2009 to 2013 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Secured bank borrowings	131,506	11,554	72,383	47,569
Unsecured bank borrowings	509,184	69,645	439,539	–
Senior Debentures due 2024	270,222	9,318	46,590	214,314
Finance lease liabilities	146	74	72	–
Trade and other payables	1,116,496	1,116,496	–	–
Derivative financial liabilities				
Bunker swaps	134	134	–	–
Foreign exchange forward contracts	1,373	1,373	–	–
Commitments				
Capital commitments	1,722,285	944,542	777,743	–
Operating lease commitments	6,347,147	836,028	3,273,622	2,237,497
	10,098,493	2,989,164	4,609,949	2,499,380

The following are the contractual maturities of financial liabilities of the Company, including interest payments:

Company

As at 26 December 2008	Contractual cash flows US$'000	Within 2009 US$'000	From 2010 to 2014 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Unsecured bank borrowings	95,024	95,024	–	–
Loans from subsidiaries	1,126	1,126	–	–
Trade and other payables	131,880	131,880	–	–
Commitments				
Capital commitments	777,743	–	777,743	–
Operating lease commitments	262	262	–	–
	1,006,035	228,292	777,743	–

The above excludes the payments and receipts under the foreign exchange forward contracts where the derivative instruments were entered into by the Company on behalf of its subsidiaries (Note 12).

Company

As at 28 December 2007	Contractual cash flows US$'000	Within 2008 US$'000	From 2009 to 2013 US$'000	Thereafter US$'000
Non-derivative financial liabilities				
Loans from subsidiaries	2,268	2,268	–	–
Trade and other payables	93,498	93,498	–	–
Derivative financial liabilities				
Foreign exchange forward contracts	10	10	–	–
Commitments				
Capital commitments	956,564	178,821	777,743	–
Operating lease commitments	1,577	1,352	225	–
	1,053,917	275,949	777,968	–

The above excludes the payments and receipts under the reverse cross currency interest rate swap as it will be offsetted by the receipts and payments under the original swaps (Note 12).

The Group has sufficient undrawn credit facilities committed from large reputable financial institutions to meet its capital and operating lease commitments as well as to repay any debts as and when they fall due.

(d) Capital Management

The Group's capital management objectives are:-
(i) to maintain a capital base to ensure that the Group has adequate financial resources to continue as a going concern; and
(ii) to maximise the return on capital employed.

Specifically, the Group monitors its capital base from two perspectives:

(1) For cash flow planning, the Group forecasts its estimated operational cash flows, its investment and capital expenditure plans, its existing debt obligations and its dividend payouts based on its dividend policy. Where shortfalls are anticipated, the Group makes proactive plans to raise capital, either in the form of new debt or new equity. For any plans to increase debt or equity, the Group monitors the net gearing ratio to ensure the capital structure will continue to maintain market confidence in the Group.

$$\text{Net Gearing} = \frac{\text{Borrowings less Cash \& Cash equivalents}}{\text{Total Equity}}$$

As at 26 December 2008, the Group's net gearing is 0.33 times (2007: 0.03 times).

(2) To maximise the return on capital employed, the Group considers Borrowings and Shareholders' equity as its capital base. The Group monitors Return on Capital Employed ("ROCE") which is defined as:

$$\text{ROCE} = \frac{\text{Profit before Interest Expense and After Tax (relating to Core Operational Activities)}}{\text{Average Borrowings plus Average Shareholders' Equity}}$$

The Group's ROCE for the financial year 2008 is 4.6% (2007: 18.4%).

In addition, the Group also monitors Economic Value Added and economic gearing, which takes into consideration the present value of future operating lease commitments.

The Company's dividend policy was to pay the higher of an annual dividend of S$0.08 per share net, or a full-year dividend of 20% of net profits after tax. The Directors have decided that going forward, the Company will pay an annual dividend of 20% of net profits after tax.

From time to time, the Group makes on-market purchases of NOL shares. These purchases are executed independently by an external broker based on broad parameters provided by the Group. Shares purchased are intended to be used for fulfilling NOL's obligations arising from its share-based compensation schemes.

The Group and the Company are in compliance with all externally imposed capital requirements in certain countries, where applicable, for the financial years ended 26 December 2008 and 28 December 2007.

36. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties took place during the financial year at terms agreed between the parties. Related parties include those fellow subsidiaries of the ultimate holding company and associated companies and joint ventures of the Group.

	Group	
	2008 US$'000	2007 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	164,951	145,089
Services rendered to fellow subsidiaries of the ultimate holding company	(274)	(656)
Interest income received/receivable from associated companies and joint ventures	(589)	(1,112)

(b) Share Options Granted to Directors

The aggregate number of shares options granted to the Directors of the Company during the financial year was 255,000 (2007: 432,000). The share options were given on the same terms and conditions as those offered to other employees of the Group. The annual grant of NOL share options to Non-Executive Directors had ceased with effect from financial year ended 28 December 2007. For share options granted to Non-Executive Directors during the period from 31 December 2004 to 12 March 2007, which have exercise periods of five years, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 2,444,000 (2007: 1,337,000).

(c) Key Management Personnel

(i) Loans to key management personnel
Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2008 US$'000	2007 US$'000
Housing, car and renovation loans receivable (non-current)	22	22

The housing, car and renovation loans receivable are included in non-current assets as loans receivable (Note 23). The loans are interest free.

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company" is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2008 US$'000	**2007 US$'000**
Salaries, other short-term employee benefits and Directors' fees	11,758	11,373
Post-employment benefit plans	702	611
Termination benefits	4,126	–
Share-based compensation costs	3,394	3,228
	19,980	15,212

Included in the above is total compensation to Directors of the Company amounting to US$8.5 million (2007: US$3.3 million).

Notes:

(a) Key management personnel for 2008 and 2007 include:
- Executive Director: Ronald Dean Widdows (Group President and Chief Executive Officer – appointed in July 2008).
- Executive Director: Thomas Held (Group President and Chief Executive Officer – resigned in July 2008).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong, Simon Claude Israel, Tan Pheng Hock, Ang Kong Hua (retired in April 2008) and Yasumasa Mizushima (retired in April 2008).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer) and Wu Choy Peng (Group Chief Information Officer).
- Business Units: Ronald Dean Widdows (Chief Executive Officer, Liner, from January to June 2008), Brian Lutt (President, Logistics) and Steve Schollaert (President, Terminals).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Daniel Ryan (President, Greater China).

(b) Included in 2008, but not in 2007, is the remuneration for:
- Non-Executive Director: Boon Swan Foo (appointed in July 2008).
- Business Unit: Eng Aik Meng (President, Liner – appointed in September 2008).
- Corporate: Goh Teik Poh (Group Chief Human Resource Officer – appointed in January 2008).

(c) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

37. Financial Information by Industry and Geographical Segments

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Container Shipping	– Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.
2. Logistics	– Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.
3. Terminals	– Operation of container terminals and provision of other related services. The segment information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment, investment properties and intangible assets, excluding those acquired through business combinations and finance leases.

Primary Segment Reporting By Business Segments – Financial Year Ended 26 December 2008

	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	7,804,563	1,308,134	169,799	2,629	–	9,285,125
Inter-segment sales	140,300	15,961	407,089	10,352	(573,702)	–
Total revenue	7,944,863	1,324,095	576,888	12,981	(573,702)	9,285,125
Segment result	31,148	50,443	60,401	6,171	–	148,163
Interest expense						(27,986)
Interest income						9,019
Share of results of associated companies	–	3,719	71	9	–	3,799
Share of results of joint ventures	–	(1,606)	5,800	–	–	4,194
Profit before income tax						137,189
Income tax expense						(48,926)
Net profit for the financial year						88,263
Segment assets	3,984,954	266,682	193,153	945,066	(363,060)	5,026,795
Associated companies	–	15,046	13,972	–	–	29,018
Joint ventures	–	5,208	22,079	–	–	27,287
Unallocated assets						361,491
Consolidated total assets						5,444,591
Segment liabilities	1,487,610	306,052	146,924	57,574	(363,060)	1,635,100
Unallocated liabilities						1,304,900
Consolidated total liabilities						2,940,000
Other segment items:						
Capital expenditures						
– property, plant and equipment	641,070	18,773	26,017	193,189	–	879,049
– intangible assets	2,227	746	–	2	–	2,975
Depreciation	227,460	8,325	20,552	6,200	–	262,537
Amortisation	(1,682)	2,126	–	41	–	485
Net provision for impairment	6,930	2,047	265	628	–	9,870
Other non-cash expenses	84,709	15,235	12,484	332	–	112,760

37. Financial Information by Industry and Geographical Segments (continued)

Primary Segment Reporting By Business Segments – Financial Year Ended 28 December 2007

	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenue						
External sales	6,633,487	1,322,914	198,849	4,727	–	8,159,977
Inter-segment sales	28,676	29	410,250	5,214	(444,169)	–
Total revenue	6,662,163	1,322,943	609,099	9,941	(444,169)	8,159,977
Segment result	431,299	56,042	87,975	10,790	–	586,106
Interest expense						(36,465)
Interest income						25,776
Share of results of associated companies	–	2,787	17	496	–	3,300
Share of results of joint ventures	–	782	6,364	–	–	7,146
Profit before income tax						585,863
Income tax expense						(53,900)
Net profit for the financial year						531,963
Segment assets	3,604,823	308,093	191,256	843,907	(403,589)	4,544,490
Associated companies	–	11,166	3,941	–	–	15,107
Joint ventures	–	5,465	17,539	–	–	23,004
Unallocated assets						426,110
Consolidated total assets						5,008,711
Segment liabilities	1,418,893	343,668	192,904	107,610	(403,589)	1,659,486
Unallocated liabilities						642,008
Consolidated total liabilities						2,301,494
Other segment items:						
Capital expenditures						
– property, plant and equipment	622,364	24,742	18,470	246,254	–	911,830
– investment properties	–	–	–	18	–	18
– intangible assets	353	12,960	–	137	–	13,450
Depreciation	221,077	7,954	19,856	5,729	–	254,616
Amortisation	(3,287)	2,820	–	21	–	(446)
Net provision for/(write-back of) impairment	10,304	1,385	190	(773)	–	11,106
Other non-cash expenses	19,765	7,230	11,153	2,846	–	40,994

Secondary Segment Reporting By Geographical Segments

In respect of container shipping activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segments	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of terminals services, the geographical segments of external sales are reported based on the country where the services are performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 *Segment Reporting*. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

37. Financial Information by Industry and Geographical Segments (continued)

Secondary Segment Reporting By Geographical Segments (continued)

	Sales		Total Assets	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Asia/Middle East	2,134,557	1,832,807	1,173,183	1,247,630
Europe	2,088,235	1,847,842	195,276	287,456
Americas	5,062,333	4,479,328	908,519	1,072,166
Subtotal	9,285,125	8,159,977	2,276,978	2,607,252
Vessels	–	–	2,031,906	1,662,040
Containers	–	–	1,068,333	666,585
Drydocking costs	–	–	67,374	72,834
Total	9,285,125	8,159,977	5,444,591	5,008,711

	Capital Expenditure					
	Property, Plant and Equipment		Investment Properties		Intangible Assets	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Asia/Middle East	86,753	32,059	–	18	95	12,548
Europe	1,406	2,991	–	–	1	5
Americas	33,248	102,065	–	–	2,879	897
Subtotal	121,407	137,115	–	18	2,975	13,450
Vessels	249,285	386,493	–	–	–	–
Containers	485,770	345,499	–	–	–	–
Drydocking costs	22,587	42,723	–	–	–	–
Total	879,049	911,830	–	18	2,975	13,450

38. Event Occuring after Balance Sheet Date

Subsequent to the financial year ended 26 December 2008, the Group, without admission of fault or liability, entered into an agreement with the US Government to pay US$26.3 million to resolve allegations that it submitted false claims to the US Government. The Group had received assurances from the US Government that no action would be taken to suspend or debar the Group from participating in US Government contracts as a result of the settlement.

The amount had been fully accounted and provided for in the Group's financial statements for the financial year ended 26 December 2008.

39. New or Revised Accounting Standards and Interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's financial year beginning on or after 27 December 2008 or later years and which the Group has not early adopted. The impact from adoption of those standards which the Group will adopt in the financial year ending 25 December 2009 is set out below:

(a) FRS 1 Presentation of Financial Statements – Revised presentation *(effective for annual periods beginning on or after 1 January 2009)*

The revised standard requires:

- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income not to be included in statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate of profit and loss followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

As this is a presentation standard, it will have no impact on the financial position and results of the Group when implemented in 2009.

(b) Revised FRS 23 Borrowing Costs *(effective for annual periods beginning on or after 1 January 2009)*

The revised standard removes the option to recognise immediately as an expense borrowing costs that are attributable to qualifying assets, except for those borrowing costs on qualifying assets that are measured at fair value or inventories that are manufactured or produced in large quantities on a repetitive basis.

As the Group's accounting treatment is in line with FRS 23, the adoption of the standard does not have any impact on the Group.

(c) FRS 108 Operating Segments *(effective for annual periods beginning on or after 1 January 2009)*

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. As this is a disclosure standard, it will have no impact on the financial position and results of the Group when implemented in 2009.

40. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 26 February 2009.

41. Listing of Significant Subsidiaries

Details of significant subsidiaries of the Group are as follows:

Subsidiaries	Effective group equity interest 2008 %	Effective group equity interest 2007 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd[a]	100	100	Bermuda	Shipping services
APL Logistics Ltd[a]	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd[a]	100	100	United States of America	Shipping services
APL Co. Pte Ltd[a]	100	100	Singapore	Shipping services
APL Logistics Hong Kong Ltd[b]	100	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.[b]	100	100	Mexico	Logistics services
APL Logistics (China) Ltd.[b]	100	100	China	Logistics services
Vascor, Ltd[b], [c]	50	50	United States of America	Logistics services

Notes:

[a] Audited by Ernst & Young LLP, Singapore

[b] Audited by Ernst & Young firms outside Singapore

[c] Deemed to be a subsidiary as the Group controls the entity via veto rights.

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for certain subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

VALUE ADDED STATEMENT

For the Financial Year Ended 26 December 2008

	2008 US$'000	2007 US$'000
Revenue	9,285,125	8,159,977
Less: cost of sales and operating expenses	(8,267,087)	(6,764,126)
Value added from business unit operations	1,018,038	1,395,851
Share of results of associated companies	3,799	3,300
Share of results of joint ventures	4,194	7,146
Other gains (net)	52,903	74,612
Value added available for distribution	1,078,934	1,480,909
Distribution:		
To employees in employee benefits	621,690	575,703
To providers of capital on:		
(a) interest on borrowings	27,986	36,465
(b) dividends to our partners in subsidiaries	4,834	897
(c) dividends to equity holders	81,550	147,579
To government in income and freight taxes	78,458	82,162
Retained for reinvestment and future growth :		
(a) depreciation	262,537	254,616
(b) minorities' share of profits in subsidiaries	315	8,305
(c) retained earnings	1,564	375,182
	1,078,934	1,480,909

	2008 US$	2007 US$
Value added per employee	91,684	129,292
Value added per US$ employment cost	1.74	2.57
Value added per US$ investment in property, plant and equipment and investment properties (before depreciation and impairment losses)	0.19	0.32
Value added per US$ sales	0.12	0.18

	2008	2007
Additional Information:		
Average number of employees	11,768	11,454
Cost of property, plant and equipment and investment properties (before depreciation and impairment losses) in US$'000	5,642,437	4,677,873

The Value Added Statement does not form part of the audited financial statements.

SIMPLIFIED GROUP FINANCIAL POSITION

As at 26 December 2008

What we owned	2008 US$'000	2007 US$'000
	5,444,591	5,008,711

	2008 US$'000	2008 %
Property, plant and equipment	3,642,636	66.9
Investment properties	9,047	0.2
Trade receivables	720,977	13.2
Inventories at cost	159,015	2.9
Other assets	912,916	16.8
	5,444,591	100.0

What we owed	2008 US$'000	2007 US$'000
	5,444,591	5,008,711

	2008 US$'000	2008 %
Share capital	845,379	15.5
Treasury shares	(5,216)	(0.1)
Shares held by employee benefit trust	(1,413)	*
Reserves	1,621,794	29.8
Borrowings	1,244,645	22.8
Other current liabilities	1,468,194	27.0
Other non-current liabilities & minority interest	271,208	5.0
	5,444,591	100.0

* Denotes percentage of less than 0.05%.

The Simplified Group Financial Position does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS

	2008 US$'000	2007 US$'000	2006 US$'000	2005 US$'000	2004 US$'000
Income					
Revenue	9,285,125	8,159,977	7,263,500	7,271,060	6,544,756
Profit before income tax and minority interest	137,189	585,863	272,845	874,121	873,814
Profit after income tax and minority interest	83,114	522,761	363,743	803,872	942,707
Selected Balance Sheet Data					
Current assets	1,490,529	1,884,123	1,784,681	2,159,544	1,673,736
Investments in associated companies	29,018	15,107	8,736	5,898	20
Investments in joint ventures	27,287	23,004	17,112	16,585	18,406
Available-for-sale financial assets	92	147	323	14,862	5,782
Property, plant and equipment	3,642,636	2,812,777	2,168,365	2,237,656	2,294,379
Investment properties	9,047	21,348	23,114	22,122	23,739
Deferred charges	3,245	4,213	3,311	1,887	1,407
Intangible assets	29,229	32,927	26,115	27,492	34,471
Goodwill arising on consolidation	129,095	121,454	121,454	221,453	221,453
Deferred income tax assets	3,683	20,506	43,786	34,366	41,825
Derivative financial instruments	–	–	–	28,851	–
Other non–current assets	80,730	73,105	73,889	44,186	53,724
Total Assets	5,444,591	5,008,711	4,270,886	4,814,902	4,368,942
Current borrowings	466,963	54,263	141,683	197,077	40,260
Other current liabilities	1,468,194	1,489,668	1,249,267	1,175,311	1,015,622
Non-current borrowings	777,682	537,252	530,412	510,261	745,141
Deferred income	–	537	5,478	10,543	15,388
Deferred income tax liabilities	24,972	18,180	17,148	137,509	168,937
Provisions and other non–current liabilities	202,189	201,594	184,803	158,293	189,248
Total Liabilities	2,940,000	2,301,494	2,128,791	2,188,994	2,174,596
Net Assets	2,504,591	2,707,217	2,142,095	2,625,908	2,194,346
Share capital and reserves	2,460,544	2,661,918	2,108,717	2,605,073	2,179,665
Minority interest	44,047	45,299	33,378	20,835	14,681
	2,504,591	2,707,217	2,142,095	2,625,908	2,194,346

Dividends Declared (Gross)	2008	2007	2006	2005	2004
Interim dividend (Singapore cents per share)	4.00[27]	4.00[27]	4.00[27]	8.00[27]	8.75[24]
Final dividend (Singapore cents per share)	4.00[25]	10.00[25]	4.00[25]	–[28]	14.69[25]
Special dividend (Singapore cents per share)	–	–	–	–	21.69[26]
Dividend cover (times)	1	4	5	11	2

Capital Reduction	2008	2007	2006	2005	2004
Cash distribution (Singapore cents per share)	–	–	–	92.00[28]	–

Selected Ratios	2008	2007	2006	2005	2004
Return on ordinary share capital and reserves	3%	23%	18%	34%	54%
Return on total assets	2%	11%	9%	18%	22%
Net tangible assets per share (in US$)	1.60	1.74	1.39	1.66	1.37
Current assets to current liabilities	77%	122%	128%	157%	159%
Share capital and reserves to total assets	45%	53%	49%	54%	50%

24 Interim taxable dividend

25 Final tax exempt (one-tier) dividend

26 Special tax exempt (one-tier) dividend

27 Interim tax exempt (one-tier) dividend

28 In view of the cash distribution which was significantly higher than the Company's dividend policy, no final dividend was declared for the financial year 2005.

The Five Year Group Financial Statistics does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS

REVENUE (US$ BILLION)


10 -
9 -
8 -
7 -
6 -
5 -
4 -
3 -
2 -
1 -
0 -
2008 9.29
2007 8.16
2006 7.26
2005 7.27
2004 6.54

PROFIT (US$ MILLION)


1,000 -
800 -
600 -
400 -
200 -
0 -
Profit Before Income Tax & Minority Interest
Profit After Income Tax & Minority Interest
2008 137.2 83.1
2007 585.9 522.8
2006 272.8 363.7
2005 874.1 803.9
2004 873.8 942.7

TOTAL ASSETS (US$ MILLION)


6,000 -
5,000 -
4,000 -
3,000 -
2,000 -
1,000 -
0 -
2008 5,445
2007 5,009
2006 4,271
2005 4,815
2004 4,369

SHARE CAPITAL & RESERVES (US$ MILLION)


3,000 -
2,500 -
2,000 -
1,500 -
1,000 -
500 -
0 -
2008 2,460.5
2007 2,661.9
2006 2,108.7
2005 2,605.1
2004 2,179.7

GROSS DEBT TO EQUITY RATIO (TIMES)


1.0 -
0.8 -
0.6 -
0.4 -
0.2 -
0 -
2008 0.50
2007 0.22
2006 0.31
2005 0.27
2004 0.36

COST OF DEBT (%)
(INTEREST EXPENSE/AVERAGE BORROWINGS X 100%)


10 -
8 -
6 -
4 -
2 -
0 -
2008 3.2
2007 5.9
2006 6.5
2005 5.4
2004 8.5

The Five Year Group Financial Statistics does not form part of the audited financial statements.

BASIC EARNINGS PER SHARE (US¢)



2008 5.66
2007 35.72
2006 25.00
2005 55.35
2004 65.47

NET TANGIBLE ASSETS PER SHARE (US$)



2008 1.60
2007 1.74
2006 1.39
2005 1.66
2004 1.37

PRICE/BOOK RATIO (TIMES)



2008 0.47
2007 1.51
2006 0.94
2005 1.12
2004 1.22

NOL SHARE PRICE (S$)



	Year High (closing)	Year Low (closing)	Year Average (closing)
2008	4.08	0.96	2.65
2007	6.15	2.09	4.21
2006	3.46	1.52	2.16
2005	4.20	2.84	3.42
2004	3.14	1.90	2.49

NOL MONTH-END SHARE PRICE (S$)



The Five Year Group Financial Statistics does not form part of the audited financial statements.



NEPTUNE ORIENT LINES LIMITED

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg



CHARTING A CLEAR COURSE.

NEPTUNE ORIENT LINES LIMITED

ANNUAL REPORT 2008

BY STAYING FOCUSED ON OUR STRENGTHS, LOOKING AFTER OUR CUSTOMERS AND CAREFULLY MANAGING COSTS, NOL WAS ABLE TO DELIVER A PROFITABLE RESULT IN A TOUGH YEAR.


APL

INTERSECTING ASIA

The APL Sydney berthed in Singapore, a major port in our Asia network, and the home of NOL's head office.
Cover image: The vessel sails beneath a dramatic sky in Bass Strait, south east Australia.

CONTENTS

FIVE YEAR PERFORMANCE

REVENUE (US$M)

08	9,285
07	8,160
06	7,264
05	7,271
04	6,545

NET PROFIT (US$M)

08	83
07	523
06	364
05	804
04	943

RETURN ON EQUITY (%)

08	3
07	23
06	18
05	34
04	54

EARNINGS PER SHARE (US CENTS)

08	5.66
07	35.72
06	25.00
05	55.35
04	65.47

NET ASSET VALUE PER SHARE (US$)

08	1.67
07	1.81
06	1.45
05	1.79
04	1.50


APL SYDNEY
HONG KONG



CHAIRMAN'S MESSAGE

CHENG WAI KEUNG

Our company is widely regarded as one of the world's best at moving and managing containerised trade. Our high standards of service translate to very strong customer relationships.

In 2008 we saw the sudden collapse of the global banking system and a subsequent loss of confidence within the international trading community. There is little doubt the year will be judged a historic one.

In the first half-year, markets remained buoyant and our performance was solid. We were focused on efficiency, growth and profitability, with each of our businesses making positive contributions to our success. However, like many other companies across the world, NOL faced a dramatic deterioration in operating performance through the second half-year. A decade of uninterrupted growth in international trade gave way to a rapid contraction of our markets and our emphasis shifted to responding as fast as possible to worsening conditions. To their credit, our management led our industry in taking swift, decisive action to position NOL to weather the storm.

For the 2008 financial year, NOL achieved record revenue of US$9.29 billion, an increase of 14% on the previous year. But in the face of very difficult market conditions, we reported a net profit of US$83 million, which included restructuring charges of US$72 million. The full year result reflected solid contributions from our Logistics and Terminals units.

Our Container Shipping business, APL, which contributes the majority of our revenue, grew its container volumes by 5% year-on-year to 2.47 million FEU, but recorded a substantial operating loss in the final quarter which severely reduced the Group's overall full year result. The shipping industry is among the first to experience the effects of reduced consumer spending, but the extent of the recent decline is well beyond the cyclic variations typical of our industry.

Rewarding Shareholders

The Directors have recommended a final dividend of 4 Singapore cents per share net, payable on 5 May 2009. This follows an interim dividend of 4 Singapore cents per share net, paid in September 2008. This will mean that the total dividend for the 2008 performance year will be 8 Singapore cents per share net. Dividends for 2008 are being paid in line with a company policy of paying the higher of an annual dividend of 8 Singapore cents per share net, or a full year dividend of 20% of net profits after tax. Going forward the Board has decided on a change to this dividend policy. NOL will in future pay an annual dividend of 20% of net profits after tax.

A great deal of work has been done in recent years on refining and articulating NOL's strategy for creating long-term value. This strategy includes a prudent approach to investment in new capacity, which has served us well over recent months as trading activity has slowed.

Over 2008, NOL explored and closely monitored opportunities to grow our company through merger and acquisition activity. During the third quarter, we notified the market that we were an active bidder for the German-headquartered Hapag-Lloyd container line. In October we announced that our involvement in the Hapag-Lloyd bidding process had ended and that we would instead concentrate on managing through the shipping downcycle.

Our focus now is on riding out the difficult period ahead and being positioned for growth when conditions improve. By continuing a cautious, measured approach to new investment and staying focused on preserving our strong balance sheet, we will ensure that our shareholders are well-placed to benefit from future recovery.

Corporate Citizenship

NOL's commitment to our four key stakeholder groups – shareholders, customers, employees and communities – is expressed in the key Group document, Our Compass. We strive to act in accordance with the values expressed in Our Compass at all times.

We can be proud that, during the year, our company contributed meaningfully to a range of needy community organisations and responded generously to relief efforts for the Sichuan earthquake in China and Cyclone Nargis in Myanmar.

In early 2008, we distributed more than S$1 million to a group of 10 charities in Singapore and throughout the year, we maintained an active program of community engagement across the Americas, Europe, North Asia and South Asia.

WE WILL MAINTAIN OUR FOCUS ON LONG-TERM VALUE CREATION FOR SHAREHOLDERS AS WE NAVIGATE THROUGH TURBULENT CONDITIONS.

Governance and Leadership

As a publicly listed company on the Singapore Exchange (SGX), NOL adopts best practices in corporate governance and disclosures. We comply with the Singapore Code of Corporate Governance and our Corporate Governance statement can be found at page 34 of this Report.

NOL is committed to timely disclosure and, in addition to quarterly reporting of the Group's financial results, we release operating performance metrics including freight volumes and average revenue per FEU data on a monthly basis.

We have in place a whistle-blowing policy and hotline to enable staff to raise any concerns about possible improprieties.

In July 2008, Ron Widdows was appointed Group President and CEO of NOL. Ron previously served for six years as CEO of NOL's Container Shipping business, APL. He is the key architect of the successful APL business model, which is based on the principles of keeping our asset base tight, optimising utilisations, careful analysis of the mix of trade and customers we serve, and delivery of excellent service.

We thank the previous Group CEO, Dr Thomas Held, for his contribution during his time at the helm of our company. The transition of leadership was seamless and this ensured NOL was well placed to respond to the global economic crisis as it unfolded through the second half of 2008.

In July, we welcomed Boon Swan Foo as a valuable new addition to our Board of Directors. The NOL Board of Directors embodies many decades of highly relevant industry experience which will help steer NOL through the challenging times ahead. I thank my fellow Board members for the guidance they provide.

In December, Neptune Orient Lines Limited celebrated the 40th anniversary of its incorporation in Singapore. Our history extends back even further, to the first half of the 19th century. 2008 was also the 160th anniversary of the founding of the Pacific Mail Steamship Company, a predecessor business to APL. Throughout our long history, many challenges have been overcome and we are confident that our company will navigate successfully through this global downturn.

On behalf of the Board, I thank our employees for their efforts in delivering a profitable result in a turbulent year. There is an apt expression: "because the sea will never rest, we must learn to sail in high winds". Our people have shown great resolve in handling difficult conditions.

Finally, I thank our customers and investors for their ongoing support.

CHENG WAI KEUNG
CHAIRMAN



OUR BOARD BRINGS BREADTH AND DEPTH OF EXPERIENCE TO NOL, AND PROVIDES LEADERSHIP AND STRATEGIC GUIDANCE.



A HISTORY OF INNOVATION

In December 2008, Neptune Orient Lines Limited celebrated its 40th anniversary. The company was incorporated in Singapore in 1968 but its history can be traced back to the first half of the 19th century.

On 18 April 1848, one of the predecessor companies of the APL business, the Pacific Mail Steamship Company, was founded in New York State, winning a US Government contract to carry mail to the West Coast of North America. By January 1867, it had launched the world's first regular transpacific liner service, between Hong Kong and San Francisco. Through the 19th and 20th centuries, APL continued to pioneer transpacific trade, building connections between the US and many Asian countries. In 1961, it was among the first shipping companies to embrace containerisation.

Since the merger of the NOL and APL businesses in 1997, the combined Group has become a world leader in container shipping and related services. We are acknowledged as an innovator and a key player in our industry.

In 2001, APL Logistics was formed. This billion-dollar plus business is now a leading provider of global supply chain management services, with offerings that include consolidation, deconsolidation, warehousing, freight forwarding and transportation management.

Throughout 2008, a number of events were held in Asia, the United States (US) and Europe to mark these important anniversaries. In April, NOL Chairman Cheng Wai Keung hosted a dinner for 150 customers and business partners in Hong Kong. The guest of honour was Hong Kong's Chief Secretary and prominent business figure, Mr Henry Tang.

In October, a celebration was held at the San Francisco waterfront where APL first made maritime history during the California gold rush. The company was honoured by the San Francisco Maritime National Park Association at the association's ninth annual Maritime Heritage Awards.

From its earliest days as the operator of the original rail line across the Isthmus of Panama (a precursor to the Panama Canal), APL has been an innovator and has established a long history of "firsts".



Left to right: NOL's Board of Directors comprises Tan Pheng Hock, Timothy Harris, Connal Rankin, Friedbert Malt (Deputy Chairman), Cheng Wai Keung (Chairman), Ronald Widdows (Group CEO), Robert Holland, Christopher Lau, Peter Wagner, Simon Israel, Bobby Chin, Boon Swan Foo.
See biographies, page 42.

These include the first post-Panamax vessels, which drove trade to the US West Coast, the first widespread use of double-stack rail cars, developed by APL, the first 45-, 48- and 53-foot ocean containers and the first day-definite, guaranteed delivery of US import cargo.


NOL 1968-2008
48
160
APL 1848-2008

As a global container shipping, terminals and logistics business, we continue to innovate. In June 2008, APL Logistics' IndiaLinx™ rail service marked its first year of operations. This very successful joint venture continues to grow. Another world first, OceanGuaranteed®, added to its list of destinations and opened its first inland port in Asia. OceanGuaranteed® pioneered day-definite services for less-than-containerload (LCL) cargo. The service has been very well received by customers seeking an economical alternative to air freight.

Our Group is constantly developing new customer products and services, applying the latest technology to information and freight handling systems, and improving environmental performance. After 160 years, we continue to build a history of innovation.

Right: This image, developed to mark the anniversaries of NOL and APL, conveys the core strength of our business.



CEO'S REPORT
RONALD WIDDOWS

We approached 2008 with plans to improve on our solid 2007 performance. But as the year unfolded and the effects of the global financial crisis spread, we found ourselves dealing with a rapid deterioration in business conditions.

The scale of the collapse which occurred from late September 2008 onward was unprecedented, with consistent, week-by-week drops in shipment levels across nearly all trade routes.

Financial Performance

In 2008, Group revenue was a record US$9.29 billion, an increase of 14% on 2007. This was due to a strong first half and higher volumes through the year, combined with improved recovery of bunker fuel costs. Group Core EBIT was US$213 million, down from US$592 million in 2007. Earnings declined as 2008 progressed, due to a sharp drop in market demand and lower freight rates. Net profit was US$83 million, down 84% on the previous year. Return on Capital Employed (ROCE) was 4.6%, compared to 18.4% in 2007.

The fourth quarter was a particularly difficult one with the Group reporting a Core EBIT loss of US$45 million and a net loss of US$149 million for this quarter. During the fourth quarter, we also took restructuring charges of US$72 million. These charges impacted on our full year net profit but placed NOL on a better footing to meet worsening market conditions.

Business Unit Performance

NOL reports its results through three highly integrated business segments – Container Shipping, Terminals and Logistics. Container Shipping accounts for approximately 81% of Group revenue (before inter-segment elimination).

Container Shipping performed solidly through the first half, but falling demand and very high fuel prices created a difficult third quarter, while the fourth quarter saw a dramatic deterioration in market conditions. Terminals, which was separated out from the liner business in early 2008, also felt the pressure of sharply reduced market demand in the latter part of the year.

During the year, Logistics moved rapidly to reduce costs and also altered its portfolio to meet changing customer requirements. These moves greatly assisted NOL in achieving a profitable full-year result.

Taking Action

Prior to the start of the year, we identified signs of slowing demand. In the first half of 2008, we moved to align capacity with diminishing demand and bring our Logistics costs under better control. Throughout the year, as the scale of the decline in global trade became apparent, we continued making business adjustments, though these changes could not fully counter the speed and dramatic nature of the downturn experienced in global container trades.

A major achievement during the early part of 2008 was the outcome of Transpacific contracting where APL played a leadership role in an industry level focus on improved fuel cost recovery. We implemented floating bunker fuel surcharges on a majority of customer contracts that took effect in May, ensuring that our overall bunker recovery for the year was much higher than in 2007.

In October, we announced capacity reductions of 25% in our Asia-Europe trade, 20% in Transpacific and 16% in Intra-Asia trade. During the fourth quarter we also reconfigured networks, rationalised services, began to lay up a number of vessels, off-hired charter vessels, reduced our container fleet and shaped our asset base down.

Our Asia regional structure was streamlined to further reduce costs and APL Logistics adopted a more direct reporting structure to ensure high levels of management accountability and control.

A key decision was the relocation of our Americas regional headquarters from its traditional base at Oakland, California to Phoenix, Arizona. The shift, which we expect to complete by the end of the third quarter of 2009, will provide a more cost-effective base for our operations for the future.

In November, we made the difficult decision to reduce the size of the Group's global workforce by about 1,000 positions. This was

OUR PEOPLE MET THE CHALLENGES OF 2008 WITH SKILL AND RESOLVE. SERVICE EXCELLENCE REMAINED OUR PRIORITY.


APL HOLLAND

KEY LINK

The APL Holland calls at our Kaohsiung terminal in Taiwan. The facility is one of our major transhipment hubs and a vital link in our Asia network.

AS CONDITIONS WORSENED, WE CONTINUED TO ADJUST OUR BUSINESS TO CHANGES IN THE MARKET PLACE.

implemented with speed and, though the impact was felt company-wide, we have minimised the effect of these changes on our high standards of customer service.

NOL is in the midst of a period where hard decisions must be executed in a timely way to ensure that we remain competitive. We will continue to closely examine all areas of our business to seek out opportunities for greater efficiency and productivity.

As we navigate through the current tough conditions, we are also positioning our business for future growth. We expect considerable opportunities to arise in the wake of the global economic crisis and we are ensuring that NOL will be well placed to capitalise on these.

Balance Sheet Strength

NOL has adopted a prudent approach to fleet expansion and maintained a healthy balance sheet, which will help in dealing with the current economic downturn. Operating cash flows remained positive through 2008, keeping our balance sheet strong. During the year, NOL delivered cash flow of US$500 million from operating activities and had cash and cash equivalents of US$429 million as at 26 December 2008.

In recent years, the Group's cash flow from operating activities has remained robust, delivering US$828 million in 2007 and US$560 million in 2006 and enabling us to fund recurrent expenditures and focus on debt reduction. Our earlier strong operating performance through 2004 and 2005 provided us with a springboard for significant debt reduction.

Active cash and debt management have been of high priority, resulting in a healthy net gearing of 0.33 times as at 26 December 2008, which compares favourably with industry peers. Our net debt was US$816 million as at the same date.

NOL has in place a range of committed credit facilities with maturities extending beyond 2014. Details are set out at Notes 10, 25 and 35 of the Group's Financial Report. These arrangements provide NOL with the flexibility to respond quickly should market opportunities arise, while also providing a liquidity cushion.

Effective Risk Management

An important aspect of NOL's corporate governance is a disciplined approach to risk management, overseen by the Enterprise Risk Management Committee of the Board. The Group is exposed to various market risks, including fluctuations in currency exchange rates, interest rates and bunker prices.

Various risk management programs are employed to hedge against market risk exposures, to minimise potential volatility in our Group's financial performance. For example, we use swap contracts and call options to manage bunker price risk and have a policy to hedge forecast bunker cost exposures not covered by service contracts with our customers. Our approach is summarised at Note 35 of the Group's Financial Report.

Merger and Acquisition Activity

2008 saw NOL explore an opportunity to acquire the business of a major competitor, Hapag-Lloyd. We believe our bid fully valued the Hapag-Lloyd business, and also addressed the challenging market conditions facing the container shipping industry.

In mid-October we concluded that proceeding with the acquisition would have exposed our company to unacceptable risks. Accordingly, our offer lapsed and we directed all our energy into dealing with the rapid deterioration in business conditions. With the passage of time, it is very clear that our decision to withdraw was the correct one, given the magnitude of the global downturn we now face.

We remain open to the possibility of pursuing merger and acquisition transactions in the future, but only at the right time and the right price. Any deals we do will be at a price, and on terms, that will create value for our shareholders.

GROUP EBIT BY BUSINESS
(US$M)


08
160
07
613
06
401
Others
Logistics
Terminals
Container Shipping

The process of analysing the Hapag-Lloyd growth opportunity, and preparing for the possibility of merger integration, was a major undertaking, occupying considerable time and resources. It also involved a high degree of analysis of our own internal business and cost structures.

This turned out to be extremely beneficial as market conditions worsened. Armed with a sharpened and detailed understanding of our marketplace and our own businesses, we were well positioned to respond rapidly and with conviction to declining business conditions.

Building our Future

During the year we continued investing in our future capabilities, and also made significant investments in the development of our people. Work continued on improvements to our IT systems to ensure they continue to be state-of-the-art. These efforts will provide a platform for improved customer service, better yield management and operational excellence and will be key to our long term growth plans.

Another important piece of work in 2008 was the development of our Group's Vision, Mission and Values statements, which are now expressed in a document called Our Compass. The document clearly states our vision of being the world's best at moving and managing containerised trade. Our Compass expresses our mission, conveys to each employee what we believe and how we will act, and guides us in the way we run our businesses.

It is impossible to predict the duration and depth of the downturn we face, but it appears likely we have entered an operating environment worse than any in the history of containerisation.

Yet we can remain confident. NOL has a strong balance sheet, leading brands in our sector and the most desired services in some of the world's choicest trade lanes. And importantly, we have first-class people, the ultimate determinant of a company's success. I believe that, by keeping sight of the things that make our company strong, including excellent customer service and disciplined cost management, we will weather this storm and emerge a stronger organisation.

Operating profitably over 2008 has been no small achievement. Our success in realigning services and reducing capacity were significant factors in NOL's profitable full-year result.

Our people have worked very hard to produce the best possible results in a tough period. Within NOL, we have the talent and resolve to navigate through these challenging times and be well placed to grow as conditions recover.

Senior executives Eng Aik Meng, President, APL (left), Steve Schollaert, President, Terminals and Cedric Foo, Group Deputy President and Chief Financial Officer.








APL
APL
Logistics

OUR PEOPLE

Our employees have made us a global leader in container shipping, terminals and logistics. They are our differentiators – the key to fostering our company's growth and diversification and the expansion of our global businesses. Our people are the long-term basis of our success.

With tough business conditions persisting, the way we manage our people remains critical if we are to maintain our leading position. Clear, prompt communications regarding every aspect of change is an important part of this process. In 2008, considerable energy was channeled into this vital facet of managing human resources (HR).

As the year progressed and the disruption to global trade worsened, it became necessary to respond with organisational changes. These included reducing the size of our global workforce. Regardless of market conditions, we strive to motivate, retain and attract the best people.

Throughout a difficult year, our people continued to display the positive, can-do attitude that we're known for throughout our industry. With uncertainty persisting, a special, sustained effort will be required from our workforce.

Developing and Managing Talent

In 2008, we strengthened our talent management and succession planning processes, allowing us to quickly identify candidates for emerging roles. A high proportion of internal promotions, rather than external appointments, shows our successful management of talent.

An ongoing challenge in HR management is to positively influence careers and have employees choose to stay and grow with our company. During the year, we continued developing best-in-class HR practices and a number of development programs have been created to strengthen our talent pipeline. Our intranet-based training resource, Global Campus, is available through Global Campus Learning Centres in more than 50 NOL offices worldwide, allowing employees to upgrade professional skills at their own pace. The NOL Graduate Development Program, a selective two-year course, continues to attract high quality graduates. More experienced employees have access to our Management Development Program, while our Leadership Development Program prepares our future executives for the challenge of leadership – to motivate, inspire and direct our people in ways that bring out their full potential.

In 2008, we implemented a performance management system built around key performance indicators embedded in balanced scorecards. We also reviewed our total compensation policies and structures to ensure they remain market-competitive and allow us to reward and motivate our employees.

A Diverse, Global Workforce

NOL is a global group of businesses, employing nearly 10,000 people across 55 countries. Within our workforce is a high level of cultural diversity, which adds to the richness of our employees' career experience, and which we actively celebrate. A key strength of a diverse workforce is that it allows our Group to understand and engage smoothly with new market opportunities as they arise.

To ensure we maintain diversity, we have established partnerships with agencies such as INROADS, a Singapore-based body devoted to developing talented young people from minority communities and placing them in businesses. In the US, our management program also seeks out talent from diverse cultural backgrounds, specifically targeting universities and colleges that serve the African-American and Hispanic communities. Initiatives such as our Supplier Diversity Program extend our policy of diversity through the forming of partnerships with minority-owned businesses.


APL

OUR COMPASS SETS OUT OUR VISION AND MISSION
This document was developed through a process of employee consultation. As such, it reflects the values and beliefs of our workforce.

Our Compass

Our Vision *is to be the best in the world at moving and managing containerised trade, providing a lifeline for the global economy.*

Our Mission *is to enable trade and create long-term value by delivering:*
Strong returns for our shareholders
Competitive advantage for our customers
Opportunities for our employees and
Support for our communities

Our aim is to increase ***shareholder*** *value through profitable growth. We achieve superior results. Each of us accepts responsibility for meeting our commitments.*

Our ***customers*** *are our partners. We innovate to be their preferred choice. We deliver service excellence and strive to improve speed, cost and quality.*

Our ***people*** *are our foundation, spirit and future. We enable our employees to experience rewarding careers. We conduct ourselves with integrity and embrace diversity and teamwork.*

We respect our ***communities*** *and our world. We celebrate cultural differences and treat others with dignity. We operate responsibly and are committed to safety, security and sound environmental stewardship.*

Ronald D. Widdows, Group President and CEO.


53
OCEAN53
APL

IT'S ALL ABOUT THE BOX.

WITH OUR HIGHLY INTEGRATED BUSINESSES, WE CAN MOVE OUR CUSTOMERS' GOODS THROUGH THE ENTIRE SUPPLY CHAIN.

	CONTAINER SHIPPING	TERMINALS	LOGISTICS
KEY CUSTOMERS	Range from multinational corporations to small and medium sized importers and exporters	Sister business APL, New World Alliance partners and third party shipping lines	Automotive/industrial, retail, consumer goods and electronics/high tech sectors
KEY OPERATING ASSETS	139 vessel fleet as at 26 December 2008	Facilities at Los Angeles, Oakland, Seattle and Dutch Harbor in North America and Kaohsiung, Yokohama and Kobe in Asia plus investments at Ho Chi Minh City and Laem Chabang	2.3 million square metres of warehouse space; infrastructure for rail operations
NATURE OF BUSINESS	Global container shipping business	Container terminal network operations	Innovative international logistics services
CORE SERVICES	More than 60 weekly services with over 500 calls at more than 140 ports worldwide. Dry and refrigerated cargo; hazardous materials transport; special cargo solutions; leading edge IT and e-commerce	Safe/secure berthing and stevedoring services; hinterland connectivity; transhipment/ feeder services; state-of-the-art container management systems; latest operating technology	Supply chain design; consolidation and deconsolidation; land transportation; warehouse management; international and domestic freight management; IT application and design
PERFORMANCE INDICATORS	EBIT Margin; Container volumes by trade; Liner network capacity; Average utilisation; Average revenue per FEU	EBIT margin; Volume of stevedoring lifts; Volume distribution by customer category; Average revenue per lift	EBIT margin; Revenue distribution by region; Revenue distribution by customer segment
2008 PERFORMANCE (VERSUS 2007)	• Revenue 19% higher at US$7.95 billion • 81% of Group revenue* (2007: 78%) • Core EBIT of US$73 million, down 83% • EBIT margin of 0.4% (2007: 6.8%) • 5% growth in container volumes • Headhaul utilisation averaged 89% (2007: 97%)	• Revenue 5% lower at US$577 million • 6% of Group revenue* (2007: 7%) • Core EBIT of US$72 million, down 23% • EBIT margin of 11.3% (2007: 15.3%) • Volume of 2.22 million lifts, down 10% • Average revenue per lift of US$260, up 5%	• Revenue steady at US$1.32 billion • 13% of Group revenue* (2007: 15%) • Core EBIT of US$64 million, up 5% • EBIT margin of 4.0% (2007: 4.3%) • International Services and Contract Logistics revenues steady year-on-year

* Revenue by business segment is stated before inter-segment elimination.

A UNIQUE CONFLUENCE OF FACTORS MADE 2008 A VOLATILE YEAR FOR NOL'S CORE CONTAINER SHIPPING BUSINESS.



WELL-LOADED
Viewed from the bridge wing of the APL Alexandrite, another load of our customers' cargo moves toward its destination.

BUSINESS PERFORMANCE – CONTAINER SHIPPING

	2008	2007	% Change
Revenue (US$M)	7,945	6,662	19
Core EBITDA (US$M)	299	646	(54)
Core EBIT (US$M)	73	428	(83)
EBIT (US$M)	34	450	(92)
EBIT Margin (%)	0.4	6.8	

APL's services are central to global commerce and the daily lives of the world's population. We are among the world's best container shipping companies, with a business model that is acknowledged in our industry as being highly effective. The APL model is based on operational flexibility, high asset productivity, strong cost and yield management. It is underpinned by a culture of service excellence.

In early 2008, forecasts suggested that European and Asian economies would remain strong in 2008, with leading container shipping players continuing to record significant earnings. In the first half of 2008, APL delivered a performance that largely supported this positive outlook.

However, the second half-year was marked by an unprecedented confluence of negative factors. By the third quarter, global demand for container shipping services was falling precipitously, while bunker fuel prices peaked at around US$761 per tonne in July. This began to impact on the container shipping industry as a whole – with APL among the few players to remain profitable.

As the global economy moved toward recession during the fourth quarter, the shipping industry began to feel the impact. Vessel utilisations and core freight rates (excluding bunker recovery) fell. The Asia-Europe trade was particularly badly affected, with the high double-digit growth rates of the past couple of years giving way to volume contraction during the second half of the year.

Performance Summary

The full-year Core EBIT contribution of APL Container Shipping was US$73 million, down 83% year-on-year. This performance reflected arguably the toughest conditions in the industry's history.

A fourth-quarter Core EBIT loss of US$84 million, due largely to dampened demand, foreshadowed challenging times ahead. Although the Group's bunker hedging policy provided the intended protection on a full year basis, the fourth quarter was impacted significantly by costs related to fuel hedging settlements.

Container Shipping revenue reached a record US$7.95 billion, up 19% on the prior year. This was driven by a 5% rise in volumes carried and, significantly, by success in increasing fuel cost recovery, particularly in the Transpacific trade. APL's work in managing fuel costs and establishing floating surcharges on customer contracts helped mitigate the effect of higher bunker prices.

Average revenue per FEU rose by 11% year-on-year to US$3,033. However, core freight rates came under extreme downward pressure in the fourth quarter. Despite the fall in fuel prices in late 2008, bunker costs during the last quarter were still, on average, 13% higher on a year-to-year basis, excluding bunker hedging factors.

In the fourth quarter, there was a rapid deterioration in demand across all trades. This, coupled with proactive capacity management by APL to reduce costs, led to a decline in volumes and fourth quarter revenues were down 2%.

Vessel utilisations averaged 89% for the year, down from 97% in 2007. Seasonal capacity reductions were compounded by worsening demand conditions in the fourth quarter when average utilisations dropped to 83%.

Downturn Counter-measures

In November, APL was the first major container shipping player to unveil wide-ranging changes to services and major capacity reductions across all key trade lanes, following the Group's early recognition of indicators of market decline.

A prudent response was mounted. This included business-wide moves to reduce costs to a sustainable level. Personnel with experience of successfully managing through previous downturns were appointed to key roles.

As the year progressed, APL's conservative approach to fleet and network management proved advantageous, allowing for a more flexible and aggressive approach as the Group adjusted its capacity deployment to reflect fast-changing demand conditions.

WE REDUCED COSTS WHILE MAINTAINING THE HIGH LEVELS OF CUSTOMER SERVICE THAT UNDERPIN OUR REPUTATION.

APL moved to reduce vessel capacity in Asia-Europe trades by 25%, in the Transpacific by 20% and Intra-Asia by 16%, including measures taken as part of the New World Alliance group of carriers. The capacity reductions put in place will lower NOL Group's annual vessel network costs by about US$200 million. However, the decisive actions taken could not fully counter the speed and dramatic nature of the downturn which occurred in global container trades.

Trades in Focus

In 2008, the Asia-Middle East and Transpacific trades contributed 35% and 33%, respectively to APL's overall volume mix, reflecting proactive management of the trade mix in order to maximise yield. The mix for Latin America (8%), Asia-Europe (18%) and the Transatlantic (6%) remained unchanged year-on-year.

In the Americas, Transpacific volumes fell marginally (1%) for the full year with weaker headhaul liftings somewhat offset by increased backhaul demand. A total of 9% more freight was carried in the Latin American lanes in 2008. Average revenue per FEU for the Americas increased by 15% for the full year and 29% in the fourth quarter, reflecting increased bunker recoveries. However, the Transpacific and Latin America trades recorded volume drops of 25% and 16% respectively in the fourth quarter, largely a product of the ongoing malaise in the US economy.

The trades touching Europe (Asia-Europe and Transatlantic) posted a full-year 2008 rise in volumes of 5%, driven by high demand in the first three quarters of the year. Again, this growth was checked by a 13% decline in the fourth quarter.

Despite the global economic decline, Asia will remain the engine of trade growth in the long term. Intra-Asia trades were NOL's largest and fastest growing in 2008. In the first half, the Intra-Asia contribution somewhat compensated for the faltering performance in other trades.

In the latter part of 2008, there was a similar story of decline in both volumes and revenues – with the long-leg trades between Asia and the Middle East increasingly the focus of competitive pricing pressures and an oversupply of capacity.

The market for refrigerated (or "reefer") container shipping services continued to expand over 2008. More mature markets such as Japan, the UK and the Netherlands remained steady, while emerging markets such as China, India, Russia and Australia were areas of growth. As well as serving the traditional frozen reefer trade, APL's expertise in specialised value-added services such as cold treatment and controlled atmosphere supported diversification and enabled more extensive carriage of fresh produce.

Customer Service Excellence

While APL reconfigured its global service network and reduced capacity, it continued to design and deploy reliable and efficient services throughout 2008. Given the cost and demand environments, there was an increased focus on ensuring all services were cost effective while continuing to serve our customers.

In 2008, APL received several 'best shipping line' accolades, including Asian Container Shipping Line of the Year at the 10th Lloyd's List Asia Awards in Singapore and Shipping Line of the Year at the Supply Chain Asia Logistics Awards in Shanghai for the second year running. APL was also named Dry Cargo Company of the Year at the Lloyd's List Middle East Awards in Dubai. This included companies from all categories of dry cargo vessels, not just container ships.

In December, the Group announced that its Asia-wide container shipping business would be coordinated through two regions – North Asia and South Asia – rather than the previous three regions.

The structuring of Asian operations around two key regions supports efforts to place NOL's cost base on a more sustainable footing, while enabling closer coordination of activities in adjacent countries. This will ensure the Group continues to provide the highest standards of service to its many customers whose supply chains touch Asia.

CONTAINER VOLUMES BY TRADE
('000 FEU)


2,500
2,000
1,500
1,000
500
0
2,097
120
668
165
730
2,358
132
784
182
832
2,465
147
852
199
825
06
07
08
Transatlantic
Asia-Europe
Asia/Middle East
Latin America
Transpacific

CONTAINER SHIPPING NETWORK CAPACITY & UTILISATION


65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
96%
97%
89%
100
90
80
70
60
50
40
30
06
07
08
Average Utilisation (%)
Average Weekly TEU Capacity

Continuing Leadership

In 2008, the Group cemented its reputation as a leading voice on key issues affecting the industry. NOL also continued to be well represented at the industry's major forums.

During the year, Ronald Widdows was reappointed Executive Committee Chairman of both the Westbound and Transpacific Stabilization Agreement research and discussion groups. Mr Widdows also became Chairman of the World Shipping Council – the Washington DC-based organisation that aims to provide a united voice for the container shipping industry in its work with policymakers and other transport-related industry groups. Mr Widdows was also honoured with the Distinguished Leadership Award for Excellence in Maritime Security in the United States and was named "Newsmaker of the Year" for his contribution to the industry by leading industry newspaper, Lloyd's List.

In September, Eng Aik Meng succeeded Ronald Widdows as the global head of the APL business, following Mr Widdows' appointment as NOL Group President and CEO. Mr Eng was previously Senior Vice President of APL's Intra-Asia business from 2002 to 2007.

In 2008, NOL contributed actively to the Container Shipping Information Service. This service was launched early in the year by the world's top container shipping players, to provide an authoritative information source on the container shipping industry.

Looking Ahead

While it is difficult to predict the depth and duration of the global economic recession, it is clear that conditions will be highly challenging for APL and for the shipping industry as a whole in 2009.

In the long term, container shipping remains a compelling industry. It is the backbone of world trade and an integral part of the global economy. The need for APL's high quality services will continue to grow, despite current conditions. The aim is to seize opportunities as they arise, and chart a more rewarding course as markets improve.


APL AUSTRIA
MONROVIA

NEW VENTURE
On her maiden voyage, the APL Austria sails into the port of Salalah in Oman, the location of APL's promising new terminal joint venture.

OUR TERMINALS ARE A CRITICAL LINK IN OUR VALUE CHAIN, AND PROVIDE VITAL COMPETITIVE ADVANTAGE.


APL KOREA
APL

SECURED IN ASIA
The APL Korea visits our Yokohama terminal in Japan. This natural deep sea port is an ideal strategic location for our facility.

VOLUME & AVERAGE REVENUE/LIFT



3,000
2,500
2,000
1,500
1,000
500
0
241
247
260
2,420
2,469
2,215
06
07
08
280
240
200
160
120
80
40
0
Average Revenue (US$/lift)
Volume ('000 Lifts)

BUSINESS PERFORMANCE – TERMINALS

	2008	2007	% Change
Revenue (US$M)	577	609	(5)
Core EBITDA (US$M)	93	113	(18)
Core EBIT (US$M)	72	93	(23)
EBIT (US$M)	65	93	(30)
EBIT Margin (%)	11.3	15.3	

Our Terminals business helps customers build speed and predictability into their supply chains. In the unit's first year as a separate business, good progress was made toward the stated goals of increasing productivity, revamping systems and striving for cost leadership. Existing facilities were also enhanced and new concessions secured in areas where long-term customer demand will be greatest. However, like NOL's other businesses, Terminals felt the pressure of much-reduced demand, particularly in the latter part of 2008.

Performance Summary

In 2008, Terminals' full-year Core EBIT was US$72 million, down 23% on the previous year. Revenue decreased by 5% to US$577 million, reflecting large-scale capacity reduction by its container shipping customers, combined with demand deterioration in US West Coast container trades. Volumes dropped 10% year-on-year, mostly due to industry-wide container ship capacity reductions and further deterioration in market demand. US West Coast facilities were the most significantly affected, with the Global Gateway South facility in Los Angeles posting a fourth quarter volume decline of 20% year-on-year. The decrease in total revenue that resulted from lower volumes was partly offset by higher revenue per lift, which rose by 5% to US$260 as a result of improvements to the mix of business.

In the fourth quarter, worsening business conditions forced a rapid fall in demand. Volumes for this period dropped 18% year-on-year. Fourth quarter revenue fell 9% to US$148 million and fourth quarter Core EBIT was down 33% to US$18 million.

APL and its New World Alliance (NWA) partners – Mitsui OSK Lines and Hyundai Merchant Marine – continued to provide the bulk of volumes through the APL Terminals facilities. NWA's share was down slightly to 24%, with APL now contributing 67% of total volumes. Third-party business remained at 9% year-on-year.

Building for Growth

In 2008, the completion of two years of reconstruction at the Global Gateway Central facility in Oakland, California was celebrated. The project doubles the facility's cargo-handling capacity without expanding its footprint. The US$68 million project also improved terminal operating efficiency, permitting future cargo volume growth in Oakland, while minimising environmental impact. Expansion work was also completed at the Vietnam International Container Terminal (VICT), in which NOL has a 47% share. This work raises VICT's total berth length to 678 metres, with capacity expanded to 900,000 TEU. The facility expansion was accompanied by new investment in wharf side cargo handling equipment, including six brand-new Kalmar rubber-tyred gantry cranes (RTGs) with plans to add another 11 RTGs in the near future.

In early 2009, NOL announced a 50-50 joint venture to operate a new two-berth container terminal at the Port of Salalah, Oman. This will be a 28-hectare deep sea facility with a total quay length of 700 metres and an annual capacity of 1.6 million TEU, capable of servicing container vessels of more than 10,000 TEU.

Continued Innovation

During the year, Terminals improved customer service and reduced operating costs through the application of technology. At our Seattle and Los Angeles facilities, Real Time Locating Systems (RTLS) were deployed to increase the accuracy and efficiency of container moves and hand-offs. RTLS allows Terminals to view every truck and container and automate their interaction at the terminal gate, yard, rail and quay. This delivers considerable productivity improvements.

In Asia, VICT adopted the Navis SPARCS terminal operating system, which is also deployed in many of the Terminals unit's facilities globally. The system enhances VICT's yard and vessel planning capabilities to maximise terminal management and container handling productivity. Terminals' efforts to achieve environmentally sustainable performance continued in 2008. In the US, container yard vehicles now use low sulphur fuels and diesel oxylitic converters. At the US West Coast facilities, container handling equipment runs on bio-diesel, while older container yard tractors have been replaced with newer models that consume less fuel and produce fewer emissions.

As worldwide shipping volumes recover, there will be renewed pressure on global terminal capacity, meaning the long-term outlook for this sector is positive.

APL LOGISTICS PERFORMED WELL IN 2008, RECEIVING AWARDS AND RECOGNITION FOR BUSINESS AND ENVIRONMENTAL INITIATIVES.



PRECISE MANAGEMENT
APL Logistics Senior Operations Analyst Mavis Meng tracks a customer's cargo in Yantian, China.

BUSINESS PERFORMANCE – LOGISTICS

	2008	2007	% Change
Revenue (US$M)	1,324	1,323	0
Core EBITDA (US$M)	74	72	3
Core EBIT (US$M)	64	61	5
EBIT (US$M)	53	57	(7)
EBIT Margin (%)	4.0	4.3	

With a renewed focus on core capabilities and business segments, a modified management structure, continued product innovation and aggressive cost reductions, APL Logistics delivered a satisfactory profit performance in 2008.

However, from the latter part of 2008, the global economic slowdown began to seriously impact the supply chains of the multinationals that form the backbone of APL Logistics' customer base. The business responded successfully, aligning its service and solution portfolios to slowing market demand and altering its customer inventory strategies.

Performance Summary

In 2008, APL Logistics delivered Core EBIT of US$64 million, up 5%. Revenue for the year was US$1.32 billion, in line with the previous year's result. Declining demand across all business segments saw fourth quarter revenue decrease by 14% to US$328 million.

Fourth quarter Core EBIT was down 24% year-on-year, mainly due to margin erosion in the trucking segment of Contract Logistics. The Contract Logistics and International Services divisions' businesses both experienced fourth quarter revenue decreases, of 8% and 22% respectively.

During the year, APL Logistics experienced shifts in the revenue contribution of key customer segments. Revenue from the retail category rose to 29%, while the Consumer and Electronics/Hi-Tech segments contributed 17% and 6%, respectively. The Auto/Industrial segment continued to be the largest revenue contributor at 32% of overall revenue.

At a regional level, the Americas remained the leading revenue generator at 62%, up slightly as a result of improved cost recovery. Asia-Middle East contributed 24% of the Group's Logistics revenue in 2008, with the IndiaLinx™ container rail freight service making a healthy contribution. Reduced demand in Europe saw this region's revenue contribution drop slightly to 14% of the total.

As the year progressed, an emerging trend was the increase in origin diversification for product sourcing – particularly as Southern China's potency as the "world's factory" moderated to some extent. There were signs of production shifts to Northern China and to other countries such as Vietnam. India's production capability continued to rise, while Indonesia saw increased logistics activity.

APL Logistics aligned itself to these market variations and continued to provide the highest standards of service to its customers.

Increased Accountability

In late 2008, the management structure of the Logistics business was modified and separated from NOL's regional structure. This move provided more direct global management accountability and increased control of all aspects of APL Logistics business operations.

Key appointments were made in Contract Logistics, which includes warehousing, distribution and primary transportation services, improving APL Logistics' ability to offer a broad range of services from origin to destination. A key objective is to enhance Contract Logistics capabilities across the globe, with a particular focus on the Asia region.

Compelling Products

As consumer demand slowed through the second half of 2008, our customers' inventory fulfillment strategies were increasingly based on smaller and more frequent shipments. APL Logistics' capabilities proved well matched to this change, with time-definite offerings particularly suited to customers' needs.

OceanGuaranteed® continued to offer a highly compelling proposition – the industry's first service for high-frequency, less-than-containerload (LCL) shipments delivered with the reliability of airfreight at the cost of ocean freight. OceanGuaranteed® was the industry's first cost-effective, expedited surface transportation alternative to airfreight. In 2008, the service was further expanded to include Canadian destinations and its first inland point of origin in Asia – Guangzhou, China.

THE LOGISTICS BUSINESS IS POSITIONED FOR FUTURE GROWTH.

The successful extension of OceanGuaranteed® paved the way for the launch of APL Guaranteed™ Continental, which provides guaranteed delivery of full containerload (FCL) shipments from Asia to most US destinations. Like OceanGuaranteed®, the FCL service guarantees delivery on a specified date, or customers receive a 20% refund. Both time-definite services achieved on-time reliability of around 99% in 2008 (see below).

In June 2008, we marked the first anniversary of our highly successful IndiaLinx™ container rail freight service, a joint venture between APL Logistics and the Government of India. Since its launch in June 2007, IndiaLinx™ has moved over 50,000 TEU (twenty-foot equivalent units) and maintained an average capacity utilisation rate of 95%. The service offers customers certainty of delivery and a single point of contact for the coordination of the inland and ocean portions of their transportation in India. Operational milestones included the launch of dedicated reefer trains between Mumbai and New Delhi and the extension of rail services to Mundra and Faridabad.

Continued Recognition

During the year, APL Logistics' track record of continuous innovation, responsible business practices and customer focus was acknowledged by customers and official bodies. The US Army & Air Force Exchange bestowed a Best Valued Partner Award on APL Logistics, while the business was also listed among technology and engineering leader Emerson's Marquee Suppliers.

APL Logistics also received notable industry and environmental plaudits, including the Supply Chain Management Award from the British International Freight Association. Also, for the second successive year, APL Logistics received the Environmental Excellence Award from the US Environmental Protection Agency for its work to reduce greenhouse gas emissions in freight transportation.

Despite a harsh and dynamically changing operating landscape, APL Logistics will continue to provide strategic and collaborative solutions that fulfill its customers' supply chain needs. By leveraging its strengths in Contract Logistics and International Services, the business will further improve its operating performance and become a significant contributor to the NOL Group's financial results.

TIME-DEFINITE FOCUS VALIDATED

The logic of APL Logistics' leadership in time-definite ocean freight services has been validated by a report released by the Olin Business School at Washington University.

The research paper, "Managing the New Uncertainty", declared that shipping full containerloads with specific delivery dates is the logical next step in ocean service.

Until now, time-definite services have been aimed primarily at shipments that don't fill an ocean container and are transported with other freight in the same container. But given the pressure a global recession is placing on supply chain managers to operate more efficiently, the report states that the time has come for widespread use of day-definite delivery for full containerloads.

The report claimed the benefits of day-definite service for full containerload cargo include:

- Significant savings in total distribution cost;
- Reduced supply chain variability; and
- A boost for the environment since shippers can replace reliable but highly polluting air freight with dependable ocean service.

The research compared day-definite services for FCL cargo with air freight and standard FCL ocean services. Their findings: air freight and standard FCL service was 134% to 244% more expensive than day-definite FCL for total distribution cost, which includes transport, in-transit inventory and warehouse inventory costs.

As for reliability, the report said day-definite products had become "virtually indistinguishable from traditional air freight". Because of this, shippers can now reduce their reliance on costly inventory build-ups and safety stock.

REGIONAL SHARE OF LOGISTICS REVENUE (%)


1,400
1,200
1,000
800
600
400
200
0
1,310
1,323
1,324
19%
14%
67%
23%
15%
62%
24%
14%
62%
06
07
08
Asia/Middle East
Europe
Americas

REVENUE BY CUSTOMER SEGMENT (US$M)


1,400
1,200
1,000
800
600
400
200
0
1,310
1,323
1,324
10%
25%
16%
35%
13%
23%
20%
34%
16%
29%
17%
32%
06
07
08
Other
Electronics/High Tech
Retail
Consumer
Auto/Industrial


WH
WK

FAST SERVICE
Management Trainee Annabelle Hemmings keeps a shipment moving at an APL Logistics warehouse in the US.

OUR GLOBAL NETWORKS LEVERAGE THE NOL GROUP'S PARTICULAR STRENGTHS ACROSS ASIA.

NORTH ASIA

MAINLAND CHINA, HONG KONG, MACAU, TAIWAN, JAPAN, KOREA.

NOL's North Asia region includes some of the world's most dynamic origin and destination markets. In 2008, about half of total Group revenue was generated by container shipping, terminals and logistics activities that touched North Asia.

A key driver of North Asia's contribution is Mainland China, which the APL business has been serving since 1867. In the early 21st century, NOL has played a lead role in servicing the booming export-driven economy of China as the country – particularly the southern Pearl River Delta (PRD) region – has become the world's premier sourcing location. In late 2008, however, the PRD faced major challenges as global demand deteriorated and foreign buyers placed fewer orders.

Manufacturers increasingly sought ways to further reduce costs. For example, major users of air freight began looking for more affordable alternatives such as day-definite ocean-truck transportation services. To meet this need, APL Logistics upgraded its OceanGuaranteed® LCL service in 2008. Guangzhou became the service's ninth Asian point of origin and first inland node. Eight of the nine origin points for this popular service are in North Asia. North Asia also provided the foundation for the new APL Guaranteed™ Continental time-definite service for FCL shipments.

Another important service innovation was the expansion of the industry's first ocean capable 53-foot container service to Qingdao, North China in early 2008. The "big box" economics of the Ocean53™ service create distribution cost savings, shorten transit times and lessen environmental impacts by eradicating the need to transload cargo from standard containers to 53-footers, which have been the standard size for rail movements in North America since they were introduced to the market by APL in the 1980s.

In the future, the Chinese Government's focus on increased domestic spending can be expected to provide opportunities for Contract Logistics leaders such as APL Logistics to provide more domestic warehousing and distribution services.

NOL operates three marine terminals in the North Asia region: at Kobe and Yokohama in Japan and Kaohsiung in Taiwan. While the Japanese terminals performed satisfactorily in 2008, the Japan market, in general, along with South Korea, was adversely affected by worsening trading conditions.

NOL renewed its lease at the key transhipment point of Kaohsiung for a further 10 years. The extension will enable the continuing provision of efficient and cost-effective terminal services to support the APL business. This paves the way for further upgrading of facilities and positions the Group to harness new cross-straits opportunities between Mainland China and Taiwan.

APL's close ties with China's maritime authorities saw the creation in 2008 of a joint training scheme with the China Marine Pilots Association. APL was the first foreign shipping line to offer this kind of attachment scheme, which is designed to raise the professional standards of Chinese pilots by providing them with real-world experiential training opportunities. The first batch of Chinese pilots sailed on APL vessels between August and November 2008.

APL was the only foreign shipping line named a Five Star Carrier at China's Shipping Star Awards and picked up the Shipping Line of the Year accolade at the Supply Chain Asia Logistics Awards ceremony in Shanghai.

A LEADER IN INTRA-ASIA TRADE

NOL is among the world's leading Intra-Asia container shipping operators and our expertise in this region is unmatched in our industry. In 2008, Intra-Asia was NOL's single largest container trade, representing 35% of the total volume mix. Full year volumes of 852,000 FEU represented a rise of 9% on the prior year. Full-year average revenues per FEU for Intra-Asia were up 5% on 2007.

This performance was largely due to solid demand for short sea services and successful fuel cost recovery. However, this growth was to some extent offset by the decline in the main East-West trades, with significant vessel capacity at an industry level being cascaded from the struggling Asia-Europe trade to the Intra-Asia longhaul (Middle East and Indian Subcontinent).

Fourth-quarter volumes and average revenues per FEU declined by 3% and 9%, respectively. Late in the year, NOL responded to tougher market conditions by moving to remove about 16% of ship capacity from Intra-Asia trades.

DEMAND FOR ASIA-MADE GOODS SOFTENED THROUGH 2008, BUT WE TAILORED OUR PRODUCTS TO CHANGING CUSTOMER NEEDS.

SOUTH ASIA

SOUTH EAST ASIA, INDIAN SUBCONTINENT, MIDDLE EAST, AUSTRALASIA.

NOL has an operating presence in more than 25 separate countries within this geographically vast and hugely diverse region. South Asia contains many of the fastest-growing markets in our Group's portfolio and in 2008, despite generally deteriorating global economic conditions, many achieved record volumes and profit contributions.

The Middle East represents the largest sub-segment of South Asia commercial activity and contributed around 15% of NOL revenue in 2008. A five-year plan to create a sustainable business structure while keeping costs down was introduced during the year.

APL's Middle East footprint was expanded with the opening of offices in Egypt, Bahrain and Saudi Arabia and new services were launched and expanded. The Laem Chabang West Asia Express service linked Thailand and South East Asia with the Middle East via direct calls at Jebel Ali and Dammam. Elsewhere, feeder services were introduced between Jebel Ali and the Iraqi port of Umm Qasr catering for both government and commercial cargoes.

NOL established a unique service proposition in Oman. While other carriers grappled with serious port congestion at Muscat, APL shifted its base to the port of Sohar, around 200km away. Sohar's modern infrastructure reduces port time for ships, enabling customers to secure their cargo sooner and compensating for the increased distance from Muscat.

The service changes helped to control costs, with direct connections reducing handling and relay expenses. By 2011, APL's position in Oman will be strengthened as a result of a joint venture to build and operate a container terminal at Port of Salalah in Oman.


APL

SAFETY FIRST

Securely fastened, crewman AB Raul Jr. Rosos Tumakay carries out routine maintenance work on the foremast of the APL Alexandrite.

In India, a key market for the Group, there was significant growth across all product segments. Since its launch eight months ahead of schedule in June 2007, IndiaLinx™ has carved a niche as one of India's leading private sector rail operators, offering a single point of coordination for inland and ocean transportation. The service achieved utilisation levels of up to 95% on a sustained basis, overall rail capacity was increased by 150% year-on-year and new service points beyond the New Delhi-Mumbai corridor were introduced. Further investment in land-side rail depots is planned for 2009.

APL's leadership in India and the Middle East was recognised in 2008. It was named Best Shipping Line by the Supply Chain and Logistics Conclave of Mumbai, Best Shipping Agent by the Sri Lankan Institute of Shipbrokers and Dry Cargo Company of the Year at the Lloyd's List Middle East Awards.

The introduction of new services saw Australian volumes increase by 21%. In order to capitalise on trade growth between North Asia and Australia, additional Container Shipping service loops were introduced. This included the northbound China Australia North and other services offering more extensive coverage of Chinese ports as well as direct access from the Japan, Korea and Taiwan markets into and out of Australia.

2008 also saw a resurgence in economic activity across Indonesia, Malaysia, Thailand and Singapore, reflected in positive growth in volumes in all these markets. APL's investment in additional reefer capacity and land-based cold chains led to a significant boost in shipments of refrigerated agricultural produce from the Philippines.

While Vietnam's exponential growth of recent years slowed in 2008, its importance to the global supply chain continued to grow. APL continued to develop its service offerings, launching a new container shipping service between Vietnam, Taiwan and Singapore called the Southern Vietnam Express service. Upgrading work was completed at the Vietnam International Container Terminal in Ho Chi Minh City, in which NOL has a 47% stake.

THE AMERICAS REGION REMAINS THE BEDROCK FOR NOL'S GLOBAL VALUE PROPOSITION.

AMERICAS

In 2008, more than 54% of NOL Group revenue was generated from Container Shipping, Terminals and Logistics activities centred in the Americas. The region accounted for nearly two-thirds of the revenue generated by APL Logistics. But the 160th anniversary year in the Americas was also one of great transition. In the first half, unprecedented demand for US exports saw NOL's business expand. But this phenomenon dissipated with the global economic downturn and a contraction of consumer spending.

Waning consumer demand in the US and the corresponding slowdown in exports from China affected APL's bellwether Transpacific trade during 2008. Market share in the important eastbound trade initially increased but finished flat after a 20% capacity reduction was instituted in the face of softening demand. Total Transpacific volumes fell by 1% over 2007.

The full-year revenue picture was brightened considerably, however, through fuel cost recovery. A bunker fuel adjustment factor was included in every contract signed with a new customer in 2008. This saw Americas revenue per FEU increase by 15% over the prior year.

In the westbound Transpacific trade, a soft dollar and rising consumer demand in Asia, saw US exports rise dramatically during the first half. Double-digit growth was the norm for the Transpacific westbound Trade for much of 2008. During the second half, the dollar strengthened against other currencies. The dollar appreciation coupled with economic deterioration worldwide dampened demand for US exports and westbound volumes retreated from the historically high levels which existed earlier in the year.

The weak US dollar also contributed to strong export volumes in the Transatlantic trade. But weaker consumer spending resulted in reduced volumes in the Europe-to-US segment. The company concentrated its efforts on key markets in the trade and in the emerging market from the Eastern Mediterranean to the US.

Full-year Latin American volumes and revenue rose by 9% and 20%, respectively. This was driven largely by improved demand in the first three quarters of the year. The company adjusted its services to reflect regional changes in customer demand, with some north-south capacity withdrawn. A key Central American service was routed through Miami for the first time, enabling customers to connect with APL's major European and Latin American trade routes.

A continuing source of strength in the Americas was the refrigerated cargo trade. The company's volume of "reefer" exports from the Americas grew 39% in 2008 from 2007.

NOL's terminal holdings in the Americas operated without disruption or congestion in 2008. That was testimony to careful planning and strong management in the midst of sensitive labor negotiations. A new six-year agreement was reached with the International Longshore and Warehouse Union that covers all West Coast marine terminals, including NOL's facilities at the ports of Los Angeles, Oakland and Seattle. The Oakland terminal – Global Gateway Central – concluded a two-year modernisation project that nearly doubled cargo-handling capacity, without expanding its footprint or halting operations.

In late 2008, the Americas initiated changes to put its cost structure on a more sustainable footing for the long term. This included position eliminations, consolidation from four to three sub-regions in the United States (West, Central and East), and the announcement that in 2009 the regional headquarters would move from Oakland, California to Phoenix, Arizona.

APL was named Best Transpacific Shipping Line at the 22nd Asian Freight and Supply Chain Awards. APL also collected the award for Best Shipping Alliance on behalf of The New World Alliance.

Consistent with NOL's effort to be more streamlined and effective in serving customers, APL Logistics changed its Americas organisation in 2008. The business removed a layer of management that stood between APL Logistics professionals in the field and senior management. The team in the field now works directly with Logistics executives in the following areas: Contract Logistics, International Services, Land Transport Services, Supply Chain Solutions and Supply Chain Technology.

APL Logistics continued to grow revenue in the Americas while strengthening key customer relationships. For example, a year after winning a contract for the international import logistics and freight transportation business of the Army & Air Force Exchange Service (AAFES), APL Logistics received the Logistics Best Valued Partner Award for 2008 from AAFES.

OUR FLEXIBLE AND INNOVATIVE SERVICES ADD CONSIDERABLE VALUE TO EUROPEAN CUSTOMERS' SUPPLY CHAINS.

EUROPE

The expanded European Union has significantly increased trade within Europe and with the rest of the world. The region accounts for around 30% of global Gross Domestic Product. Traditional markets such as Germany and the United Kingdom (UK) aside, Eastern European countries continued to emerge as an origin for raw materials and energy and destination for manufactured and finished goods.

For the past several years, NOL's sustained success has mirrored Europe's development, but a hardening business landscape in 2008 meant the Group took steps to restructure its business and better manage costs, while continuing to offer compelling services to its European customer base.

Full-year volumes in the trades touching Europe rose by 5% over the prior year to 589,000 FEU. Average revenue per FEU rose year-on-year by 10% to US$3,127. However, in the fourth quarter volumes and average revenue per FEU were down by 13% and 8%, respectively. At an individual trade route level, a 3% rise in total Asia-Europe volumes was driven largely by overall trade and capacity growth in the first three quarters of 2008.

Over the year, Europe's average revenue per FEU increased by 10% due to improved bunker recovery and higher backhaul freight rates. However this was, to a large extent, offset by declining headhaul rates. By the fourth quarter, rapidly decelerating demand and the continued injection of new large ship capacity by some players drove core freight rates to unsustainable levels. NOL reacted quickly and decisively to this situation by announcing plans to remove around a quarter of its capacity from Asia-Europe. This action, coupled with the general decline in global container trade, saw fourth quarter volumes decline by 15% year-on-year.

In the Transatlantic trade, full-year volume growth of 11% was driven by greater eastbound demand in the first three quarters of 2008, riding on the back of a weak US dollar. However, as the dollar strengthened, this backhaul growth was not sustained and fourth quarter volumes fell by 8%.

APL joined New World Alliance partners, Hyundai Merchant Marine and Mitsui OSK Lines, as well as CMA CGM, to launch a new joint weekly West Mediterranean service. In the Eastern Mediterranean, NOL's strategically located operations in Turkey continued to develop as major global retailers looked to diversify their sourcing.

For example, in support of a major UK-based retailer, APL Logistics formed a joint venture with local operators to develop a Garment on Hanger facility near Istanbul, which handled around 10 million hanging garments in 2008. APL Logistics collaborates with a Turkish trucker to carry customers products by road across Europe, using trucks equipped with the latest satellite tracking systems which can be monitored in real time.

The Moscow Express rail service continued to provide large European retail customers with fast border and customs transits, as well as allowing containers to move with maximum payloads in contrast to road weight limits of 20 tonnes. The service offers shippers regular and efficient access to the Moscow hinterland from the Estonian city of Tallinn, which is also the location of a major APL customer service centre.

NOL's Benelux operations celebrated their tenth anniversary in 2008 and now handle cargo movements for some of the world's leading brands. Moving forward, Benelux will be home to the NOL Group's key European port facility at Maasvlakte 2 in Rotterdam.

APL is part of the Rotterdam World Gateway (RWG) consortium that won the 25 + 25 year concession to run the first terminal on the extended Maasvlakte site. This state-of-the-art facility will have a strong focus on innovation, efficiency and environmental sustainability.

Europe's contribution to NOL's global value proposition was recognised by the British International Freight Association in 2008, which bestowed the Supply Chain Management Award on the APL Logistics business.

OPERATING RESPONSIBLY

NOL is committed to environmental stewardship in all our activities. In recent times, our industry has faced demands for improved environmental accountability from customers and communities. As an industry leader, we are addressing a range of environmental issues related to our businesses. In 2008, we expanded and strengthened our environmental department while making progress in a number of areas.

A New Policy

During the year we launched a new Environment Policy which sets down guiding principles for improving our environmental performance. This policy states our commitment to:

- identify, assess and manage environmental risks;
- evaluate operations to mitigate adverse impacts on the environment;
- implement pollution prevention measures and processes;
- promote activities to conserve resources and energy and minimise and recycle waste; and
- strive for environmental excellence through continual improvement.

The policy also states that, as a responsible corporate citizen, we will ensure compliance with all applicable environmental regulations and legal requirements; engage in open dialogue with stakeholders and encourage a shared responsibility for environmental excellence; and continue to play a prominent role in our industry as it moves forward to address its environmental impact.

Environmental Initiatives

Container shipping is an efficient means of moving cargo across the world. The average vessel emits far less carbon dioxide per tonne of cargo moved than planes, trucks or trains. However, the size and nature of our industry means that we need to be both diligent and vigilant when it comes to protecting the environment. In 2008, we maintained a focus on the identification, assessment and management of environmental risks and resource preservation. During the year, work continued on the development of carbon calculators for the measurement of emissions.

In late 2008, we continued to test innovative technologies through a series of fuel emulsification tests where water was put into the fuel to potentially reduce emissions. We also maintained our work on "cold ironing" – another emission reduction scheme which involves powering berthed vessels with cleaner, shore-generated electricity. In addition, we have developed plans for an innovative ballast water treatment system, designed to prevent the spread of invasive aquatic species. This system will be tested aboard a vessel in the coming year.

In our US terminal operations, environmentally friendly yard tractors have been operating since 2007, delivering significant reductions in emissions.

During the year, we worked alongside environmental agencies, regulators, government bodies, port authorities, service



NOL CONTINUED WORKING WITH INDUSTRY AND GOVERNMENT GROUPS TO PRESERVE THE QUALITY OF THE WORLD'S OCEANS.

providers and customers to address the environmental issues faced by our businesses. At an industry level, our involvement with the Clean Cargo Working Group, a collaborative industry body, is helping to increase understanding of the environmental footprint of global trade. We took on a leadership role with the North American Marine Environment Protection Association in late 2008 and kept up our contribution to World Shipping Council's environmental work alongside our fellow carriers. On the US West Coast, APL continues to be very active in the Pacific Merchant Shipping Association's environmental efforts.

Recognition

In 2008, APL received the US Coast Guard William M. Benkert Marine Environmental Award. The award recognises organisations that have demonstrated sustained excellence and outstanding achievement in protecting the marine environment. APL Logistics received its second SmartWay Environmental Excellence Award for reducing emissions of air pollutants and greenhouse gases in freight transport activities. The award, given by the US Environmental Protection Agency, acknowledged the leading role APL Logistics has taken in promoting sustainable transport practices. Over two years, the program has reduced carbon dioxide emissions by almost 600,000 kilograms and lowered diesel fuel consumption by over 450 million litres. At the Port of Los Angeles on the US West Coast, APL received an award from the port commissioners of both Los Angeles and Long Beach for its participation in the low sulphur fuel incentive program.

Employee Training and Outreach

The environmental issues we face fall into the following broad categories – air emissions, oil, chemicals and harmful substances, sewage, garbage, ballast water, anti-fouling paint and ozone depleting substances. Employee training is an important component of improving our performance in these areas.

We conduct training in bunkering procedures, oil/sludge management, waste management, ballast water management, pollution prevention, Hazmat training and emergency drills. Priority is given to improving procedures, performance and abilities of employees who carry out tasks with a potentially significant environmental impact. While not every employee needs this level of training, we will seek to engage each and every employee worldwide on the importance of protecting the environment and the company's work in that regard.


APL
02

MAKING A DIFFERENCE


APL


APL

OUR COMMUNITY PROGRAM COVERS THE DISABLED AND DISADVANTAGED, CORPORATE CITIZENSHIP, ARTS AND YOUTH INITIATIVES.

As a global organisation, NOL has a presence in many communities in Asia, Europe and the Americas. "Our Compass", the document that expresses the Group's vision and mission, also emphasises respect and support for our communities as important to our ongoing success. Accordingly, we strive to make a positive difference to people's lives through a structured community relations program.

In 2008, NOL supported a range of causes across the globe. Our activities included services for the disabled and disadvantaged, corporate citizenship, arts and youth initiatives.

During the year, two major natural disasters occurred in Asia. The Sichuan earthquake in China and Cyclone Nargis in Myanmar impacted millions of lives. NOL responded quickly, with our employees making generous donations that were matched by the company. NOL also made direct contributions to the Red Cross. In total, more than US$230,000 was contributed to earthquake relief. In the aftermath of Cyclone Nargis, our ship management unit created the "Hope Team", comprising Burmese sea-going staff. Supported by staff donations, this group worked to provide food, medicine and shelter to victims in areas that could not be accessed by other aid agencies. The Hope Team established a distribution route to deliver supplies to villages in the Yangon area.

In January 2008, we celebrated the distribution of a S$1 million donation among ten deserving Singapore charities, including the Rainbow Centre for disabled children (shown top right). Also in Singapore, we were involved in an innovative art project in which a temporary gallery was constructed from 150 APL shipping containers as part of the Singapore Biennale 2008. The "Containart Pavilion" (opposite page) was the work of Japanese designer Shigeru Ban. NOL and the artist previously collaborated in a successful New York waterfront project that also featured APL containers.

Elsewhere in Asia, APL and APL Logistics worked with Uplift International in Indonesia to deliver food supplies to children, while in China, APL supported the Half the Sky foundation to care for orphaned babies with a US$25,000 donation. Staff in Hong Kong and China donated funds to the Yunnan Hope project, assisting poor students.



ST PHOTO: TERENCE TAN

SPIRIT OF GIVING: 10-year-old Alief Fiqhry from Rainbow Centre applauding NOL's $1 million donation at the official ceremony yesterday.

10 local charities receive $1m from NOL

CHRISTMAS may be over but the spirit of giving continues as Neptune Orient Lines Limited (NOL) donated $1 million to 10 local charities yesterday.

Presenting them with $100,000 each, NOL chairman Cheng Wai Keung said they hope to provide assistance to the youth, elderly and disabled people here.

One of the charities is seven-year-old Sailability Singapore, which conducts sailing training for the disabled.

General manager M. Lukshumayeh said: "Besides funding for equipment, this money can help our sailors prepare better for international competitions and represent Singapore in the Paralympics."

The other nine organisations are the Rainbow Centre Margaret Drive School, Boys' Town Singapore, Canossaville Children's Home, Care Corner Family Service Centre, Children's Cancer Foundation, Habitat for Humanity, Minds Towner Gardens School, Spastic Children's Association and the Student Advisory Centre.

Parliamentary Secretary (Community Development, Youth and Sports) Teo Ser Luck said: "I think it is great that NOL has stepped forward to contribute their part to society...that has set a good role model for the rest of the companies to consider how they can do their part."

Log on to www.straitstimes.com for a free video news of this report

Source: The Straits Times © Singapore Press Holdings Ltd. Permission required for reproduction.

In Sri Lanka, staff were directly involved in construction of facilities at a rural school, with the project supported by a donation from NOL.

In the US, APL celebrated its 160th anniversary with clean-up projects in San Francisco and Los Angeles, as a mark of appreciation to communities that have supported the company through its long history. The company was lead sponsor of the San Francisco Festival of Sail and is an ongoing supporter of the Bay Area Association of Disabled Sailors (opposite page, bottom right). APL also assisted the American Cancer Society in a US$6 million fundraising event and worked with United Cerebral Palsy (UCP) to transport wheelchairs to almost a thousand people across Asia, South America and Eastern Europe. For its work, APL was named International Partner of the Year by UCP.

In Europe, we supported medical initiatives for children in Russia and Estonia and came to the aid of a St Petersburg orphanage when their heating system failed during a freezing Russian winter. In England, we continued to support the Junior Citizen school children's safety program.

For more information about our community work and policies, visit our website at www.nol.com.sg

CORPORATE DATA

AS AT 2 MARCH 2009

BOARD OF DIRECTORS
Cheng Wai Keung, Chairman
Friedbert Malt, Vice Chairman
Ronald Dean Widdows, Group President & CEO
James Connal Scotland Rankin
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Bobby Chin Yoke Choong
Simon Claude Israel
Tan Pheng Hock
Boon Swan Foo

COMPANY SECRETARIES
Marjorie Wee (Ms)
Wong Kim Wah (Ms)

SHARE REGISTRAR
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6593 4848

AUDITORS
Ernst & Young LLP
One Raffles Quay
North Tower, Level 18
Singapore 048583
Partner-in-charge: Kevin Kwok
(since 2008)

NOMINATING COMMITTEE
Bobby Chin Yoke Choong, Chairman
Cheng Wai Keung
James Connal Scotland Rankin

EXECUTIVE COMMITTEE
Cheng Wai Keung, Chairman
Friedbert Malt
Simon Claude Israel
Ronald Dean Widdows
Boon Swan Foo

AUDIT COMMITTEE
Christopher Lau Loke Sam, Chairman
Robert Holland, Jr
Peter Wagner
Bobby Chin Yoke Choong

EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE
James Connal Scotland Rankin, Chairman
Cheng Wai Keung
Friedbert Malt
Timothy Charles Harris
Tan Pheng Hock
Boon Swan Foo

ENTERPRISE RISK MANAGEMENT COMMITTEE
Robert Holland, Jr, Chairman
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Simon Claude Israel

APPROVAL COMMITTEE
Cheng Wai Keung, Chairman
Ronald Dean Widdows

REGISTERED OFFICE
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

Company Registration Number:
196800632D

MAIN LINES
Telephone: +65 6278 9000
Facsimile: +65 6278 4900

INVESTOR RELATIONS
Telephone: +65 6371 5028

Website: www.nol.com.sg

OUR GLOBAL FOOTPRINT: MORE THAN 340 SITES IN 115 COUNTRIES ACROSS SIX CONTINENTS.


Company Offices
Terminals
APL Agents



NEPTUNE ORIENT LINES LIMITED

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg

www.nol.com.sg



CHARTING A CLEAR COURSE.

NEPTUNE ORIENT LINES LIMITED
ANNUAL REPORT 2008
PART 2

CORPORATE GOVERNANCE & DISCLOSURES
AND SUMMARY FINANCIAL STATEMENTS

www.nol.com.sg

PART 2

CORPORATE GOVERNANCE & DISCLOSURES AND SUMMARY FINANCIAL STATEMENTS

CORPORATE GOVERNANCE

The Board of Directors ("the Board") is committed to ensuring that the highest standard of corporate governance is practised throughout Neptune Orient Lines Limited ("NOL" or "the Company") and its subsidiaries (collectively known as "the Group"). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance 2005 ("the Code") as annexed to the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group in compliance with the principles and spirit of the Code.

1. Board of Directors

Responsibilities
The Board's role is to oversee the management of the Group on behalf of all shareholders.

It delegates specific areas of responsibilities to six Board Committees (Nominating, Executive, Audit, Executive Resource and Compensation, Enterprise Risk Management, and Approval Committees). These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, rests with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends, other returns to shareholders and major investments or expenditures.

Board Composition
NOL currently has 12 directors, 11 of whom (including the Chairman) are non-executive and 9 are independent. The Chairman and Mr Boon Swan Foo are independent except in relation to transactions involving the Temasek Group. Mr Simon Claude Israel and Mr Tan Pheng Hock are non-independent. Collectively, the Directors contribute a range of relevant skills, including accounting, legal, finance, human resource, business, management, industry knowledge, strategic planning and customer-based experience or knowledge, to the global operations of the Group. Key information on the Directors can be found in the "Directors' Biographies" section of the Annual Report.

As part of Board renewal, in the appointment of Directors process, the Nominating Committee considers the required mix of skills and experience of the Board members, including the core competencies of each of the Non-Executive Directors.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company's Articles of Association provides for one-third of the Board, including the Group Chief Executive Officer ("Group CEO"), to retire at each Annual General Meeting ("AGM") and, where applicable, to submit themselves for re-election.

Chairman and the Chief Executive Officer
The Chairman, Mr Cheng Wai Keung, chairs the Board and Executive Committee meetings. He guides the Board in its discussion on significant issues. In addition, he guides the Management towards achieving the Group's objectives. The Group CEO, Mr Ronald Dean Widdows, is responsible for the business directions and operational decisions of the Group. The Chairman and Group CEO are not related.

Directors' Training Needs
NOL conducts an orientation programme for new Board members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with the fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when they deem it necessary at the expense of the Company.

2. Board Performance

The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to the Non-Executive Directors to secure their feedback on the effectiveness of the Board and each of its Committees as a whole.

From the comments of Board members, an executive summary is prepared and tabled for discussion by the Nominating Committee. The salient points, including proposed course of action in response to the feedback, are subsequently tabled for the Board's information.

3. Board's Conduct of Its Affairs

The Board meets at least four times a year, with additional meetings convened as and when necessary. The Articles of Association of the Company allows a Board meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened eight meetings (including three Special Board Meetings and a Board Retreat), which were fully attended except for two meetings, from which one member was absent.

The Chairman ensures that Board meetings are held as and when necessary. He approves the Board meeting agenda upon consultation with the Group CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4. Board Committees

The Company has six Board Committees:

(i) Nominating Committee
(ii) Executive Committee
(iii) Audit Committee
(iv) Executive Resource and Compensation Committee
(v) Enterprise Risk Management Committee
(vi) Approval Committee

i. Nominating Committee ("NC")

The members of the NC are Messrs Bobby Chin Yoke Choong (Chairman), Cheng Wai Keung and James Connal Scotland Rankin, all of whom are Non-Executive and Independent Directors.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees and the independent status of each of the Directors.

During the financial year, the NC had one meeting. Full attendance was recorded for the meeting.

ii. Executive Committee ("Exco")

The Exco comprises four Non-Executive Directors, Mr Cheng Wai Keung (Chairman), Dr Friedbert Malt, Mr Simon Claude Israel and Mr Boon Swan Foo and one Executive Director (Mr Ronald Dean Widdows). Mr Cheng and Mr Boon are independent except in relation to transactions involving the Temasek Group, while Mr Israel is non-independent.

Six of the senior management staff have been co-opted to attend the Exco Meetings as Observers. They are Mr Cedric Foo, Group Deputy President & Chief Financial Officer ("GDYP/CFO"), Mr Eng Aik Meng, President Liner, Mr Brian Lutt, President Logistics, Ms Wu Choy Peng, Group Chief Information Officer, Mr Steve Schollaert, President Terminals and Mr Goh Teik Poh, Group Chief Human Resource Officer. On 11 March 2009, the Company announced Mr Lutt's resignation to pursue another opportunity outside the NOL Group.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Group and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving business transactions recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending major business transactions for the Board's approval, wherever required; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation package (salary, bonus, share options, performance shares and benefits-in-kind) for the Executive Director.

Over and above the general functions described above, the Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held four meetings during the financial year and these were fully attended.

iii. Audit Committee ("AC")

The AC consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

d) Reviewing the effectiveness of the Group's internal audit function.

e) Reviewing the assistance given by the Group's officers to the auditors.

f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the quarterly review and year-end audit
- major judgmental areas.

Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/function heads within the Organisation/Group that nothing has come to their attention that would render the financial results to be false or misleading.

h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department.

i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions on Management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report.

l) Undertaking any other functions agreed by the AC and the Board.

In carrying out its duties, the AC is guided by the practical guidance and recommendations of best practices for audit committees of Singapore-listed companies, as set out in the Guidebook for Audit Committees in Singapore issued by the Audit Committee Guidance Committee in October 2008.

The AC has nominated Ernst & Young LLP for re-appointment as auditors of the Company at the forthcoming AGM.

The AC conducts an annual review of the independence and objectivity of Ernst & Young LLP, the Group's external auditors. For the financial year ended 26 December 2008, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members except one where a member was absent. The attendees at these meetings included the Group President & CEO, GDYP/CFO, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Internal Audit ("IA")

The IA's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The IA reports directly to the Chairman of the AC on audit matters, and to the Group CEO on administrative matters.

The AC reviews IA's reports on a quarterly basis. The AC also reviews and approves the annual IA plan and resources. The AC is satisfied that IA has adequate resources to perform its functions, and has appropriate standing within the Group.

iv. Executive Resource and Compensation Committee ("ERCC")

The ERCC performs critical roles in support of sound Corporate Governance principles in the areas of Board compensation and executive reward management.

In particular, it recommends to the Board a framework of remuneration for the Non-Executive Directors and members of the senior executive team (except the Group CEO).

It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr James Connal Scotland Rankin. The other members are Mr Cheng Wai Keung, Dr Friedbert Malt, Mr Timothy Charles Harris, Mr Tan Pheng Hock and Mr Boon Swan Foo (who was appointed on 1 February 2009). All members of the ERCC are Non-Executive Directors and independent except for Mr Tan Pheng Hock who is non-independent.

In the delivery of its role, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments; and
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Five meetings were convened by the ERCC during the financial year, one of which had a member absent.

The remuneration for the Non-Executive Directors currently comprises directors' fees.

NOL Executive Remuneration Policy

The NOL remuneration strategy and policy was designed to ensure a strong linkage between the Group's performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a "total rewards" framework. This rewards framework is benchmarked against the external market which includes the Group's competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that the packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Performance shares are awarded on the basis of meeting financial goals and key performance indicators. Share options are awarded on the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, the Group retains the necessary flexibility to stay competitive in a cyclical industry. This also enables NOL to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent that it needs to drive success.

v. Enterprise Risk Management Committee ("ERMC")

The ERMC was established for the purpose of guiding and providing direction on building up risk management capability within the NOL Group. Chaired by Mr Robert Holland, Jr, the other members of the ERMC are Messrs Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Simon Claude Israel.

The ERMC meets twice a year to engage NOL management on significant risks of the Group. The Committee reviews "risk registers" which describe the risks in terms of likelihood of occurrence, significance of impact and adequacy of treatment. Risk registers have been developed for all business units and regions in the enterprise.

Reporting to the Board, the ERMC liaises closely with the AC on all significant risks and the status of related management actions.

In 2008, the ERMC convened two meetings. Two members could not attend one of the meetings.

vi. Approval Committee

The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend AGMs in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and Group CEO, whose approvals are sought by way of resolutions-in-writing.

5. Communication with Shareholders

The Group values dialogue with its shareholders, investors, analysts and media. The Group CEO and GDYP/CFO hold briefings with the news media and analysts upon the announcement of the Group's second quarter and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. To ensure a broad dissemination, the briefing is conducted through a live webcast and made available to the public on the Group's website at www.nol.com.sg. The materials used in the briefing are also made available to the public on the Group's website and SGXNET. However, any information that may be regarded as undisclosed material information about the Group will not be given, without it being announced through SGXNET first.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notices of General Meetings. The Notices are also advertised in the newspaper and made available on the Group's website: www.nol.com.sg.

While the Company's Articles currently provide for a limit of up to two proxies for each shareholder (including nominee companies), the Company has, in compliance with the spirit of the Code, allowed nominee companies to specify, in writing, the names of the beneficial shareholders of the Company who are attending the Company's General Meetings as observers. However, only one vote per shareholder is counted where voting is conducted via a show of hands.

At each AGM, the Company presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. The Group CEO and the Chairmen of the NC, Exco, AC, ERCC and ERMC and external auditors are available to respond to shareholders' questions during the meeting.

Each item of business included in the Notice of the AGM is, where relevant, accompanied by an explanation of the effects of the proposed resolution. Detailed information is incorporated in the Annual Report and annexes that were circulated to shareholders together with the Notice of Meeting. Separate resolutions are proposed for substantially separate issues at the meeting.

6. Dealings in Securities

The Group has adopted internal codes in relation to the dealing of the Company's securities. The Company, its directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Group's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST. They are also required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act and are not expected to deal with the securities on short-term considerations.

All securities transactions reported by Directors and any shares purchased by the Company are disclosed publicly within the stipulated notice period, in accordance with the guidelines set out by the SGX-ST.

7. Interested Person Transactions

The Company has also put in place an internal procedure to track Interested Person Transactions ("IPTs") of the Group. The Corporate Finance Department is in charge of keeping a register of the Group's IPTs. All IPTs are disclosed in the Company's Annual Report.

INTERESTED PERSON TRANSACTIONS

For the Financial Year Ended 26 December 2008

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2008 US$'000	2007 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	–	3,249
Keppel Telecommunications & Transportation Ltd and its associates	156	557
PSA Corporation Limited and its associates	169,499	149,239
Sembcorp Marine Ltd and its associates	25,811	620
Singapore Petroleum Company Limited and its associates	17,767	10,465
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	3,677	4,412
Transactions for the Sale of Goods and Services		
Keppel Shipyard Limited and its associates	–	70
NIB Bank Limited	80	–
PSA Corporation Limited and its associates	–	243
Sembcorp Marine Ltd and its associates	194	79
SNP Corporation Ltd and its associates	–	323

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

ANALYSIS OF SHAREHOLDINGS

As at 2 March 2009

Issued and Fully Paid-Up Capital (including Treasury Shares):	S$1,603,911,770
Issued and Fully Paid-Up Capital (excluding Treasury Shares):	S$1,596,298,815
Number of Issued Shares (excluding Treasury Shares):	1,473,442,398
Number/Percentage of Treasury Shares:	1,726,717 (0.117 %)
Class of Shares:	Ordinary Shares
Voting Rights (excluding Treasury Shares):	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of Shares	% of Shares
1 – 999	365	2.10	138,930	0.01
1,000 – 10,000	14,845	85.52	51,580,112	3.50
10,001 – 1,000,000	2,125	12.24	79,568,381	5.40
1,000,001 & Above	25	0.14	1,342,154,975	91.09
Total	17,360	100.00	1,473,442,398	100.00

Breakdown of Shareholders	Number of Shares	% of Shares
Local	1,170,006,294	79.41
Foreign	303,436,104	20.59

Top 20 Registered Shareholders as at 2 March 2009	Number of Shares	% of Shares
Lentor Investments Pte Ltd	585,192,970	39.72
Temasek Holdings (Private) Limited	383,465,362	26.03
DBS Nominees Pte Ltd	133,837,208	9.08
Citibank Nominees S'pore Pte Ltd	65,527,898	4.45
HSBC (Singapore) Nominees Pte Ltd	35,771,103	2.43
DBSN Services Pte Ltd	30,608,680	2.08
Startree Investments Pte Ltd	24,871,000	1.69
Raffles Nominees Pte Ltd	24,741,611	1.68
United Overseas Bank Nominees Pte Ltd	20,926,861	1.42
DB Nominees (S) Pte Ltd	8,256,753	0.56
Gan Teck Yeow Sdn Bhd	5,000,000	0.34
Morgan Stanley Asia (S'pore) Securities Pte Ltd	3,039,034	0.21
Merrill Lynch (S'pore) Pte Ltd	2,904,470	0.20
OCBC Nominees Singapore Pte Ltd	2,810,240	0.19
Kim Eng Securities Pte Ltd	1,997,000	0.14
Lo Kai Leong @ Loh Kai Leong	1,894,000	0.12
Cheok Soo Yew	1,833,000	0.12
Phillip Securities Pte Ltd	1,727,639	0.11
BNP Paribas Nominees S'pore Pte Ltd	1,368,000	0.09
Mitsui and Co Ltd	1,355,100	0.09
Total	1,337,127,929	90.75

Substantial Shareholders	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	383,465,362	610,691,920*
AXA S.A.	–	89,254,596+

* Temasek is deemed to be interested in the 610,691,920 Shares held by its associated companies and subsidiaries.

+ AXA S.A. is deemed to be interested in the 89,254,596 Shares held by its affiliates.

Shareholdings in the Hands of the Public

The percentage of shareholdings in the hands of the public is approximately 26.31% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

DIRECTORS' BIOGRAPHIES

Cheng Wai Keung, Chairman
Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiary companies, including APL. He is also Chairman of the Executive Committee and Approval Committee, and a member of its Nominating Committee and Executive Resource and Compensation Committee. Mr Cheng is concurrently the Chairman and Managing Director of Wing Tai Holdings Limited, and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. He also holds directorships in several public and private companies, both locally and overseas, including GP Batteries International Limited and China-Singapore Suzhou Industrial Park Development Co., Ltd. Mr Cheng was awarded Singapore's Distinguished Service Order (DUBC-Darjah Utama Bakti Cemerlang) in August 2007, and has received other public service medals including the Public Service Star (BBM) in 1987 and the Public Service Star (Bar) (BBM-Lintang) in 1997 awarded by the Government of Singapore in recognition of service to the nation. He has been a Justice of the Peace, appointed by the President of Singapore, since 2000. Mr Cheng graduated with a Bachelor of Science degree from Indiana University and holds a Masters in Business Administration from the University of Chicago.

Friedbert Malt, Vice Chairman
Dr Friedbert Malt is Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He is a director of the Central Europe and Russia Fund, Inc., the European Equity Fund, Inc., and the New Germany Fund, Inc., all of which are listed on the New York Stock Exchange. He taught finance as a lecturer at the University of Hamburg, Germany and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance to NOL Group. He has served on many Supervisory Boards of various international financial institutions.

Ronald Dean Widdows, Executive Director
Mr Ronald Widdows joined the NOL Board in July 2008 upon being appointed Group President and Chief Executive Officer. He is a member of the NOL Board Executive Committee and Approval Committee. Mr Widdows was previously, from 2003, CEO of NOL's container shipping business APL. Prior to that, he was Executive Vice President, Global Operations and Network where he was responsible for APL's day-to-day operations including the line-haul and feeder fleets, global equipment management, procurement, terminals and alliance relationships. Earlier, he held the positions of APL Senior Vice President, Liner Operations and Senior Vice President responsible for APL Americas Operations and Logistics. Mr Widdows has worked in the shipping industry over four decades and joined APL in 1980. He has held senior executive roles in Asia, the United States and Canada. Mr Widdows is Chairman of the World Shipping Council and of the Transpacific Stabilization Agreement and Westbound Transpacific Stabilization Agreement research and discussion groups. He is on the Advisory Boards of the International Transport Forum and the US Merchant Marine Academy-Kingspoint.

James Connal Scotland Rankin, Director
Banking and human resources specialist Mr Connal Rankin joined the NOL Board in 2002. He was appointed Chairman of the Executive Resource and Compensation Committee in June 2003 and is a member of the Nominating Committee. He also serves on the Board of Millennium & Copthorne Hotels plc. Mr Rankin retired from a 45-year career with HSBC Holdings plc at the end of 2005. During his career with HSBC he undertook numerous international postings, including in Brunei, Australia, Canada, the Philippines, Saudi Arabia and Hong Kong. He was a Group General Manager and CEO of HSBC Singapore from 1995 to 2000.

Robert Holland, Jr, Director
US business consultant Mr Robert Holland, Jr joined the NOL Board in January 2004 as a member of the Audit Committee and was appointed Chairman of the Enterprise Risk Management Committee in August 2005. Mr Holland is currently a General Partner and Industry Specialist with private equity firm The West Africa Fund, based in Ghana and focused on investment opportunities in the Economic Community of West Africa (ECOWA). He formerly held a similar position with the firm of Williams Capital Partners. Previously, he was the sole owner and served as Chairman and CEO of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the United States. He was formerly President and CEO of ice cream maker Ben & Jerry's and spent several years as a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based bank headquartered in Harlem, New York; printing solutions company Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc., which operates a number of leading global quick-service restaurant brands. Previously, he was a director of the Olin Corporation, ACNielsen, Frontier Communications and the Mutual Insurance Company of NY (MONY).

Christopher Lau Loke Sam, Director
Senior Counsel and Chartered Arbitrator Mr Christopher Lau joined the NOL Board in May 2004 as a member of the Audit Committee and was appointed to the Enterprise Risk Management Committee in 2005. He became Chairman of the Audit Committee in April 2006. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore and is currently a consultant with law firm ATMD Bird & Bird LLP (formerly known as Alban Tay Mahtani & de Silva). He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation. Mr Lau also serves as an arbitrator both in Singapore and internationally, is an accredited arbitrator with the Singapore International Arbitration Centre, Singapore Chamber of Maritime Arbitration and a number of international arbitral institutions.

Timothy Charles Harris, Director

Mr Timothy Harris joined the NOL Board in 2005 as a member of the Executive Resource and Compensation Committee and the Enterprise Risk Management Committee. Mr Harris was appointed Chief Executive Officer of P&O Nedlloyd Container Line Limited in 1996, following the merger of P&O Containers Limited and Nedlloyd Lines BV. He led the company until 2000. He also served on the P&O Board from 1986, managing the company's cruise interests as both Chairman and CEO. He was also Chairman of Box Club, the International Council of Containership Operators, from 1995 to 2000. Mr Harris was created a Commander of the British Empire (CBE) in the United Kingdom's 1996 New Year's Honours. He is currently the Chairman of the marine services company, James Fisher and Sons.

Peter Wagner, Director

Mr Peter Wagner joined the NOL Board in 2005 as a member of the Audit Committee and the Enterprise Risk Management Committee. Mr Wagner has held senior positions at logistics companies in Switzerland, Germany and the United States over the past 25 years. He was on the Management Board for Deutsche Post AG from 1999 to 2001 where he oversaw worldwide logistics activities. He was previously (1989-2001) Chief Financial Officer and Chief Executive Officer of Danzas Holding AG, Switzerland. Mr Wagner is a certified public accountant and has completed an Executive Program in Business Administration (EPBA) from Columbia Business School, New York. Mr Wagner served from 1994-2005 as a member of the Board and Chairman of Vontobel Holding AG and Vontobel Bank AG, one of the leading private banking groups in Switzerland. Currently he is Vice Chairman of Wild Group Management AG, Zug, Switzerland, a member of the Board of Directors of finance group Kaiser Ritter Partner Holding Anstalt, Vaduz, Principality of Liechtenstein, and Chairman of its subsidiaries Kaiser Ritter Partner Privatbank AG, Vaduz, and Kaiser Ritter Partner (Schweiz) AG, Zollikon, Switzerland. He is also a Board member of 3i Infrastructure Ltd., Jersey, a stock quoted company on the London Stock Exchange.

Bobby Chin Yoke Choong, Director

Mr Bobby Chin joined the NOL Board in December 2006 as a member of the Audit Committee. He became Chairman of the Nominating Committee in April 2008. He was the managing partner of KPMG Singapore from 1992 until his retirement in September 2005. Mr Chin is Chairman of Singapore Totalisator Board. He is also a director of several listed companies, including Oversea-Chinese Banking Corporation Ltd, Yeo Hiap Seng Ltd, Ho Bee Investment Ltd, AV Jennings Limited and Sembcorp Industries Ltd. Mr Chin is a Board member of Singapore Labour Foundation and Competition Commission of Singapore. He also serves on the Board of Trustees of the Singapore Indian Development Association.

Simon Claude Israel, Director

Mr Simon Israel joined the NOL Board in December 2006 as a member of the Enterprise Risk Management Committee. He was appointed a member of the NOL Board Executive Committee in February 2007. He has been an Executive Director of Temasek Holdings (Private) Limited, the Singapore-headquartered investment firm, since July 2006. Previously, Mr Israel spent 10 years as Chairman Asia Pacific of the Danone Group and as a member of that group's Executive Committee. Prior to this, he worked across the Asia Pacific region in a 22-year career with Sara Lee Corporation. Mr Israel chairs Asia Pacific Breweries Ltd, the Asia Pacific Breweries Foundation and the Singapore Tourism Board, and is a director of Singapore Telecommunications Ltd and Fraser and Neave Ltd. He also sits on the Business Advisory Board of the Lee Kong Chian School of Business at Singapore Management University.

Tan Pheng Hock, Director

Mr Tan Pheng Hock joined the NOL Board in December 2006 as a member of the Executive Resource and Compensation Committee. Mr Tan has been President and CEO of publicly listed Singapore Technologies Engineering Ltd since 2002. He is Board director of SembCorp Marine Ltd, and is Chairman of the Board of Governors of Nanyang Polytechnic and Chairman of the Singapore Workforce Development Agency. Mr Tan began his career with the Singapore Technologies Group in 1981 as an engineer in its marine business, after graduating with first class honours in marine engineering from the University of Surrey, UK. He also holds a Master of Science (Management) from Stanford University, US.

Boon Swan Foo, Director

Mr Boon Swan Foo joined the NOL Board in July 2008. He is a member of the NOL Board Executive Committee and Executive Resource and Compensation Committee. Mr Boon is the Executive Chairman of Exploit Technologies Private Limited, the strategic marketing and commercialisation arm of Singapore's Agency for Science, Technology and Research (A*STAR). He has held the positions of Managing Director of A*STAR (2002-06) and Deputy Chairman and Chief Executive of Singapore Technologies Engineering Ltd. Mr Boon currently serves on the boards of Shin Corporation Plc, China-Singapore Suzhou Industrial Park Development Co. Ltd, and several other private limited companies. He also acts as an Advisor to a range of corporations, including the roles of Senior Advisor to Temasek Holdings and Advisor to ST Engineering Ltd. Mr Boon is a member of Motorola Inc Research Visionary Board, a member of the Commercialisation Advisory Board, Imperial College (UK) and was previously a member of the Dean's Council of Harvard University's Kennedy School of Government. Mr Boon previously served as a member of the NOL Board of Directors between 2002 and 2003.

KEY EXECUTIVES' BIOGRAPHIES

The following information covering NOL Group's Key Executives is provided as required by Rule 1207(4)(b)(iii) of the SGX-ST Listing Manual.

Ronald Dean Widdows, Group President and Chief Executive Officer
Details for Executive Director Ronald Dean Widdows are provided on page 42 of this Annual Report.

Cedric Foo, Group Deputy President and Chief Financial Officer
Cedric Foo was appointed Group Deputy President in April 2005 and, additionally, Chief Financial Officer from January 2007. He oversees NOL Group's finance and corporate planning activities. Prior to re-joining NOL in 2005, Mr Foo was Singapore's Minister of State in the Ministry of Defence and the Ministry for National Development. He served as Senior Vice President at Singapore Airlines from 2000 to 2002. Mr Foo previously worked at NOL from 1985 to 2000 and held various management positions. A Member of Singapore's Parliament since November 2001, Mr Foo serves as Chairman of the Public Accounts Committee and the Government Parliamentary Committee for Transport. He is also Chairman of Singapore's JTC Corporation, a leading provider of industrial space solutions. Mr Foo holds a Bachelor of Science in Engineering (Naval Architecture and Marine Engineering) from the University of Michigan and a Master of Science (Ocean Systems Management) from Massachusetts Institute of Technology.

Eng Aik Meng, President, Liner
Eng Aik Meng was appointed President of APL, NOL's container shipping business, in September 2008. Prior to rejoining the NOL Group, Mr Eng was with Singapore-headquartered shipping and industrial supply chain company IMC Corp Group as Deputy Chief Executive Officer and Managing Director of its Aurora Tankers business. Previously, from 1993 to 2007, he served with NOL in a variety of roles including as Senior Vice President of APL's Intra-Asia business and also headed NOL's Strategic Planning arm. Mr Eng first joined NOL as a management trainee. He holds a Bachelor of Accountancy (Honours) degree from Nanyang Technological University (NTU) and an MBA from Harvard University. He currently also serves on the Advisory Board of NTU.

Brian Lutt, President, Logistics
Brian Lutt was appointed President of Logistics in October 2005 and is responsible for the commercial, financial and operational activities of the NOL Group's logistics business globally. He joined APL in 1983 and has over 20 years' experience in Asia. Mr Lutt has held a range of senior management positions, including President, Asia/Middle East; President, Greater China and Senior Vice President of APL's Asia-Europe trade. Mr Lutt has also managed business units in South East and North Asia during his career, holding senior management positions in Singapore, Thailand and Japan. He holds a Bachelor's degree in International Relations/Political Economics from San Francisco State University. On 11 March 2009, NOL announced Mr Lutt's resignation to pursue another opportunity outside the NOL Group.

Steve Schollaert, President, Terminals
Steve Schollaert has been President of Terminals since August 2007 and has responsibility for the NOL Group's terminals business globally. He has been with the NOL Group since 1989. Prior to his current appointment, Mr. Schollaert was Vice President of APL's Asia-Europe trade from 2005 to 2007. He has held management positions across Asia, Europe and the Americas and has planning, commercial, operations, logistics and intermodal experience. He holds a Bachelor of Civil Engineering from Purdue University and a Master of Business Administration from Wharton Business School at the University of Pennsylvania.

Wu Choy Peng, Group Chief Information Officer
Wu Choy Peng joined the NOL Group as Group Chief Information Officer in July 2006. Her responsibilities include overseeing strategy development, design and implementation of a broad range of information systems and processes and ensuring streamlined and standardised day-to-day business processes for the Group's customers worldwide. Ms Wu previously worked for 19 years with the Singapore Government in a wide variety of IT management roles. Prior to joining NOL, Ms Wu was the Singapore Government's Chief Information Officer for six years, also holding the position of Deputy Chief Executive (Industry) of the Infocomm Development Authority of Singapore. Ms Wu holds Bachelor of Science and Master of Science degrees from the University of Michigan, Ann Arbor.

Goh Teik Poh, Group Chief Human Resources Officer
Goh Teik Poh was appointed Group Chief Human Resources Officer in January 2008. He is responsible for all aspects of human resource management across the NOL Group. Mr Goh has been with the NOL Group for 29 years and has held leadership roles in operations, country management and corporate planning. In his previous role as APL's Senior Vice President, Global Operations and Network, Mr Goh was responsible for network planning, equipment management, security and the environment, technical services and ship management. Mr Goh holds a Bachelor of Science from the University of Wales and a Master of Science from Northwestern University.

All of the above executives are based in NOL Group's head office in Singapore.

Regional Presidents

David Appleton, President, Europe, NOL Group

David Appleton was appointed President, Europe in 2004 and leads NOL Group's businesses and operations across the Europe region and the former Soviet Union. Previously, he held senior roles in APL as President, Europe; Vice President, Sales and Marketing, Europe; and Vice President, Transatlantic trade. Mr Appleton has more than 25 years' experience in the transport industry. Prior to joining APL in 1999, he spent 12 years with Sea-Land Service where he held a variety of senior management positions in the US, UK and Ireland and the former Soviet Union. Mr Appleton holds a Bachelor of Science (Honours) in Maritime Studies and is a member of the Chartered Institute of Logistics and Transport. He is based in Uxbridge, UK.

John Bowe, President, Americas, NOL Group

John Bowe was appointed President, Americas in 2004 and leads NOL Group's businesses and operations in the US, Canada and Latin America. Mr Bowe joined APL in 1987 and has more than 30 years' experience in the shipping industry in a wide variety of positions, including regional management, operations and network roles. He was Vice President and Managing Director for APL in Hong Kong and South China and has also served as Vice President, Liner Planning; Vice President, Worldwide Logistics; and Managing Director, West Asia. Mr Bowe holds a Bachelor's degree in Arts (Mathematics) from Hamilton College in New York. He is based in Oakland, California.

Kenneth Glenn, President, North Asia, NOL Group

Kenneth Glenn has been President, North Asia since January 2009. He leads NOL Group's businesses and operations across mainland China, Hong Kong, Macau, Taiwan, Japan and Korea. He was formerly President South Asia from August 2006 and, prior to that, Senior Vice President, South Asia and Managing Director India from October 2005. Mr Glenn was previously Senior Vice President of APL's Asia-Europe liner trade. He joined NOL in 2000 after 23 years with Sea-Land Service and CSX Lines during which he held a variety of senior management positions in geographic and trade roles. Mr Glenn has over 30 years' experience in the shipping and maritime industry, during which he has lived in mainland China, the US, Hong Kong, UK, Russia, Singapore and India. He is based in Shanghai, China.

Jim McAdam, President, South Asia, NOL Group

Jim McAdam has been President, South Asia since January 2009, having formerly held the role of President, Asia/Middle East from September 2006. He leads NOL Group's businesses and operations across the ASEAN countries, Australasia, India, Pakistan, Sri Lanka, Bangladesh, Nepal, Afghanistan and the Middle East. Previously he was Senior Vice President Business Solutions, responsible for developing and implementing NOL's global supply chain capabilities. He joined NOL in 1999 as Vice President and Managing Director North Asia, based in Tokyo. Prior to that, he was Director International Operations with Menlo Logistics. Mr McAdam previously worked with APL from 1984 to 1996, holding positions in Japan, Thailand and the US. He has over 20 years' experience in the transportation and logistics industry, including more than 15 years of Asia-based assignments. He holds a Bachelor's Degree in Finance from Michigan State University and a Masters Degree in Asian Political Economics from the University of San Francisco. He is based in Singapore.

DIRECTORS' REMUNERATION

For the Financial Year Ended 26 December 2008

Remuneration for the Directors of the Company

Executive Directors	Fees %	Fixed Pay: Annual Base Salary %	Variable Pay: Annual Cash Bonus %	Variable Pay: Equity Incentives %	Benefits %	Total %
Between US$1,600,000 to US$1,749,999						
Ronald Dean Widdows	–	30	11	27	32	100
Between US$400,000 to US$549,999						
Thomas Held	–	95	–	–	5	100

Non-Executive Directors	Fees US$	Fixed Pay: Annual Base Salary US$	Variable Pay: Annual Cash Bonus US$	Variable Pay: Equity Incentives US$	Benefits US$	Total US$
Cheng Wai Keung (Chairman)	165,887	–	–	–	–	165,887
Friedbert Malt (Vice Chairman)	203,460	–	–	–	–	203,460
Ang Kong Hua (Vice Chairman)	32,261	–	–	–	–	32,261
Yasumasa Mizushima	30,804	–	–	–	–	30,804
James Connal Scotland Rankin	170,140	–	–	–	–	170,140
Robert Holland, Jr	126,896	–	–	–	–	126,896
Christopher Lau Loke Sam	101,375	–	–	–	–	101,375
Timothy Charles Harris	136,112	–	–	–	–	136,112
Peter Wagner	141,784	–	–	–	–	141,784
Bobby Chin Yoke Choong	92,659	–	–	–	–	92,659
Simon Claude Israel	80,108	–	–	–	–	80,108
Tan Pheng Hock	72,310	–	–	–	–	72,310
Boon Swan Foo	32,726	–	–	–	–	32,726

The total Directors' Remuneration disclosed in the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration for the Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relate to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.

2. The value of Share Options is derived using the Trinomial valuation model, using the full contractual life as an input into the model. No Performance Shares for the performance period from 29 December 2007 to 26 December 2008 will be awarded in 2009 as the prescribed financial target condition was not met during the performance period.

3. Benefits (including housing and allowances) are based on cost to the Group.

4. Termination/severance and redundancy costs are not included in Remuneration.

5. The fees for Non-Executive Directors ("NEDs") comprise basic Board fee and Board Committee/attendance fees, which were paid pursuant to shareholders' approval at the Company's Annual General Meeting on 16 April 2008. The fees relating to Simon Claude Israel and Tan Pheng Hock were paid to Temasek Holdings (Private) Limited and Singapore Technologies Engineering Ltd respectively. No Share Options were granted to NEDs for the financial year ended 26 December 2008.

KEY EXECUTIVES' REMUNERATION

For the Financial Year Ended 26 December 2008

Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company

For the Financial Year Ended 26 December 2008	Fixed Pay	Variable Pay				
	Annual Base Salary %	Annual Cash Bonus %	Equity Incentives %	Expatriate Benefits %	Other Benefits %	Total %
Between US$800,000 to US$949,999						
Eng Aik Meng	11	2	17	–	70	100
Kenneth Glenn	32	8	12	38	10	100
Jim McAdam	34	9	11	29	17	100
Steve Schollaert	31	6	10	37	16	100
Between US$1,100,000 to US$1,249,999						
Daniel Ryan	23	4	8	55	10	100

The total remuneration of key management personnel disclosed under the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration bands for the Top Five Key Management Staff who are not also Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.

2. The value of Share Options is derived using the Trinomial valuation model, using the full contractual life as an input into the model. No Performance Shares for the performance period from 29 December 2007 to 26 December 2008 will be awarded in 2009 as the prescribed financial target condition was not met during the performance period.

3. Expatriate and Other Benefits are based on cost to the Group. Expatriate Benefits include tax equalisation, housing, cost of living allowances, education benefits, etc. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.

4. Termination/severance and redundancy costs are not included in Remuneration.

SUMMARY FINANCIAL STATEMENTS

Important Note

The summary financial statements as set out on pages 49 to 71 contain only a summary of the information in the Directors' report, a summary of the financial statements of the Company's Financial Report and information required under Section 203A of the Companies Act, Cap 50 and regulations made thereunder, applicable to summary financial statements. They do not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Auditors' report on those statements and the Directors' report in the Financial Report should be consulted. Shareholders may request for a hard copy of the Financial Report at no cost. Please use the Request Slip enclosed with this Annual Report.

SUMMARY DIRECTORS' REPORT

For the Financial Year Ended 26 December 2008

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ronald Dean Widdows	*(Group President & Chief Executive Officer)* *(Appointed on 7 July 2008)*
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	
Boon Swan Foo	*(Appointed on 28 July 2008)*

Principal Activities

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;

ii) the provision of transportation services for containerised cargo in the global markets;

iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

iv) the operation of container terminals and provision of other related services;

v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and

vi) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 49 to 52.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises of six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Timothy Charles Harris, Tan Pheng Hock and Boon Swan Foo.

Share Options and Performance Shares (continued)

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 26 December 2008 are as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**	**Total**
Date option granted	31/12/04	31/12/04	13/3/06[2]	13/3/06[2]	12/3/07[3]	12/3/07[3]	22/2/08[4]	
Exercise period								
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	22/2/09	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	21/2/18	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	S$3.62	
Number of options outstanding as at 29 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	–	28,290,533
During the financial year								
– Options granted	–	–	–	–	–	–	9,658,000	9,658,000
– Options exercised	(66,000)	(88,000)	(31,333)	(927,663)	–	(64,331)	–	(1,177,327)
– Options cancelled	–	(9,000)	–	(245,670)	–	(293,335)	(711,000)	(1,259,005)
Balance as at 26 December 2008	449,000	4,580,500	549,667	14,299,700	384,000	6,302,334	8,947,000	35,512,201
Directors' Interests:								
26 December 2008								
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	172,000
– Ronald Dean Widdows	–	390,000	–	583,000	–	198,000	255,000	1,426,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	81,000
28 December 2007								
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	–	172,000
– Ang Kong Hua	64,000	–	63,000	–	45,000	–	–	172,000
– Thomas Held	–	–	–	–	–	48,000	–	48,000
– Yasumasa Mizushima	18,000	–	47,000	–	34,000	–	–	99,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	–	81,000

1 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

2 From the date of grant, one-third of the share options granted have each vested on 13 March 2007 and 13 March 2008. The remaining one-third will vest on 13 March 2009.

3 From the date of grant, one-third of the share options granted have vested on 12 March 2008. One-third will vest on 12 March 2009 and the remaining one-third will vest on 12 March 2010.

4 From the date of grant, one-third of the share options granted have vested on 22 February 2009. One-third will vest on 22 February 2010 and the remaining one-third will vest on 22 February 2011.

Details of options granted to the Directors of the Company under the NOL SOP up to 26 December 2008 are as follows:

Name of Directors	Granted in financial year ended 26 December 2008	Aggregate granted since commencement of the NOL SOP to 26 December 2008	Aggregate exercised since commencement of the NOL SOP to 26 December 2008	Aggregate expired since commencement of the NOL SOP to 26 December 2008	Aggregate outstanding as at 26 December 2008
Cheng Wai Keung	–	545,000	(200,000)	–	345,000
Friedbert Malt	–	272,000	(100,000)	–	172,000
Ronald Dean Widdows	255,000	2,790,843	(1,039,062)	(325,781)	1,426,000
James Connal Scotland Rankin	–	189,000	(108,000)	–	81,000
Robert Holland, Jr	–	129,000	–	–	129,000
Christopher Lau Loke Sam	–	129,000	–	–	129,000
Timothy Charles Harris	–	81,000	–	–	81,000
Peter Wagner	–	81,000	–	–	81,000

No share options were exercised by the Directors during the financial year ended 26 December 2008.

The Directors' interests in the share options of the Company as at 16 January 2009 were the same as at 26 December 2008.

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 26 December 2008:

Performance Shares	(a)	(b)	(c)	(d)	(e)	Total
Performance period						
From	27/12/03	01/01/05	31/12/05	30/12/06	29/12/07	
To	31/12/04[5]	30/12/05[6]	29/12/06[7]	28/12/07[8]	26/12/08[9]	
Number of shares outstanding as at 29 December 2007	548,559	2,405,348	1,831,000	–	–	4,784,907
During the financial year						
– Shares awarded	–	–	–	2,344,000	–	2,344,000
– Shares vested	(548,559)	(1,202,666)	(610,310)	–	–	(2,361,535)
– Shares cancelled	–	(12,334)	(49,334)	(285,000)	–	(346,668)
Balance as at 26 December 2008	–	1,190,348	1,171,356	2,059,000	–	4,420,704
Directors' Interests:						
26 December 2008						
– Ronald Dean Widdows	–	105,667	100,667	144,000	–	350,334
28 December 2007						
– Thomas Held	–	–	39,000	–	–	39,000

5 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

6 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2007, 2 January 2008 and 2 January 2009.

7 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2008 and 2 January 2009. The remaining one-third will vest on 2 January 2010.

8 From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2009. One-third will vest on 2 January 2010 and the remaining one-third will vest on 2 January 2011.

9 No performance shares for the performance period from 29 December 2007 to 26 December 2008 will be awarded in 2009 as the prescribed financial target condition was not met during the performance period.

Share Options and Performance Shares (continued)

Since the commencement of the NOL PSP to 26 December 2008, the aggregate number of performance shares awarded was 12,439,758, of which 5,056,850 have vested and 2,962,204 were cancelled. The aggregate number of performance shares outstanding as at 26 December 2008 was 4,420,704.

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 26 December 2008 are as follows:

Name of Director	Awarded in financial year ended 26 December 2008	Aggregate awarded since commencement of the NOL PSP to 26 December 2008	Aggregate vested since commencement of the NOL PSP to 26 December 2008	Aggregate outstanding as at 26 December 2008
Ronald Dean Widdows	144,000	876,814	(526,480)	350,334

As at 16 January 2009, Ronald Dean Widdows' interest in the performance shares of the Company was 146,334 performance shares.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 50, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) Except as disclosed on page 51, no performance shares were awarded by the Company or any subsidiary during the financial year and there were no other unissued performance shares at the end of the financial year.

(iii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No performance shares were awarded to controlling shareholders or their associates, or directors and employees of the parent group.

(v) No employee has received 5% or more of the total number of options and performance shares available under the NOL SOP and NOL PSP.

(vi) No options have been granted at a discount during the financial year.

During the financial year, the Company re-issued 18,000 (2007: 123,666) treasury shares pursuant to the NOL SOP at exercise prices of S$2.20 (2007: S$2.06 and S$2.20) per share, for share options granted on 13 March 2006 (2007: 31 December 2004 and 13 March 2006 respectively) and re-issued 755,617 (2007: Nil) treasury shares pursuant to the NOL PSP. New shares were issued for the vesting of performance shares by a Director.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Cheng Wai Keung	1,250,000	1,250,000	–	–
Friedbert Malt	40,000	40,000	–	–
Ronald Dean Widdows	444,480	444,480	–	–
James Connal Scotland Rankin	108,000	108,000	–	–
Robert Holland, Jr	250,000	100,000	–	–
Peter Wagner	30,000	30,000	–	–
Bobby Chin Yoke Choong	–	–	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 49 to 52.

The Directors' interests in the share capital of the Company as at 16 January 2009 were the same as at 26 December 2008 except for Ronald Dean Widdows, whose holdings registered in his own name was 648,480 shares as at 16 January 2009.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	–	–
Boon Swan Foo	18,800	18,800	–	–
Singapore Airlines Limited				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	2,000	–
Simon Claude Israel	9,000	9,500	–	–
Singapore Airport Terminal Services Limited				
Ordinary shares				
Boon Swan Foo	40,000	40,000	–	–
SIA Engineering Company Limited				
Ordinary shares				
Boon Swan Foo	25,000	25,000	–	–
Singapore Food Industries Limited				
Ordinary shares				
Boon Swan Foo	8,000	8,000	–	–

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	868,689	578,364	–	–
Boon Swan Foo	1,230,000	1,230,000	–	–
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	300,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
– Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	200,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	–	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	0 to 300,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2010				
Tan Pheng Hock	0 to 375,000	–	–	–
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	0 to 67,500	0 to 67,500	–	–
Conditional award of 96,000 restricted shares to be delivered after 2009				
Tan Pheng Hock	0 to 144,000	–	–	–

	Holdings registered in name of Director or nominee		Holdings in which Director is deemed to have an interest	
	At 26/12/08	At 29/12/07 or date of appointment, if later	At 26/12/08	At 29/12/07 or date of appointment, if later
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	1,360
Tan Pheng Hock	1,800	1,800	1,550	1,550
Boon Swan Foo	23,890	23,890	1,360	1,360
SP AusNet securities*				
Ordinary shares				
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	25,150	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd⁺				
Ordinary shares				
Tan Pheng Hock	–	–	–	5

The Directors' interests in the share capital of the related corporations as at 16 January 2009 were the same as at 26 December 2008.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

⁺ Held in trust by a trustee company on behalf of the Director.

Directors' Contractual Benefits

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the summary financial statements and in this report.

Unusual Items after the Financial Year

In the opinion of the directors except as disclosed in the summary financial statements, no item, transaction or event of a material and unusual nature, has arisen during or in the interval between the end of the financial year to the date of this report which will affect substantially the results of the operations, render any item misleading, or affect the ability of the Company and of the Group in meeting its obligations for the financial year in which this report is made.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

For the financial year ended 26 December 2008, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The summary financial statements set out on pages 49 to 71 were approved by the Board of Directors on 26 February 2009 and were signed on its behalf by:

Cheng Wai Keung
Director

Ronald Dean Widdows
Director

Singapore, 26 February 2009

AUDITORS' STATEMENT

To the Members of Neptune Orient Lines Limited

We have audited the financial statements of Neptune Orient Lines Limited and its subsidiaries for the financial year ended 26 December 2008, from which the summarised financial statements were derived, in accordance with Singapore Standards of Auditing. The financial statements comprise the balance sheets of the Group and the Company as at 26 December 2008, the statement of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying summary financial statements set out on pages 49 to 71 are consistent in all material respects, with the full financial statements and Directors' report from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, Cap 50, and regulations made thereunder, applicable to summary financial statements.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the year and of the scope of our audit, the summary financial statements information on pages 49 to 71 (excluding the Directors' report information) should be read in conjunction with the full financial statements and our audit report thereon.

In our Auditors' report dated 26 February 2009, which is reproduced below, we expressed an unqualified opinion on the financial statements of Neptune Orient Lines Limited and its subsidiaries:

"Auditors' Report to the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 14 to 104 for the financial year ended 26 December 2008, which comprise the balance sheets of the Group and the Company as at 26 December 2008, the statements of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 26 December 2008 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young LLP
Public Accountants and Certified Public Accountants

Singapore, 26 February 2009

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 26 December 2008

	Group 2008 US$'000	Group 2007 US$'000
Revenue	9,285,125	8,159,977
Cost of sales	(8,328,979)	(6,865,603)
Gross profit	956,146	1,294,374
Other gains (net)		
– Miscellaneous	39,807	47,909
– Finance and investment income	13,096	26,703
Expenses		
– Administrative	(694,182)	(717,443)
– Restructuring costs	(71,684)	–
– Finance	(34,946)	(44,013)
– Other operating	(79,041)	(32,113)
Share of results of associated companies	3,799	3,300
Share of results of joint ventures	4,194	7,146
Profit before income tax	137,189	585,863
Income tax expense	(48,926)	(53,900)
Net profit for the financial year	88,263	531,963
Attributable to:		
Equity holders of the Company	83,114	522,761
Minority interest	5,149	9,202
	88,263	531,963

Earnings per share	Group 2008 US cts	Group 2007 US cts
Basic	5.66	35.72
Diluted	5.63	35.33

Dividends	Group 2008 US$'000	Group 2007 US$'000
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 10.00 Singapore cents per share paid in respect of the financial year 2007 (2006: 4.00 Singapore cents per share)	108,759	38,671
Interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2008 (2007: 4.00 Singapore cents per share)	42,518	38,820
	151,277	77,491

Ordinary dividends proposed

The Directors recommended a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share in respect of the financial year ended 26 December 2008 for approval by shareholders in the next Annual General Meeting to be convened on 15 April 2009.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2008 profits after tax in the financial statements for the financial year ending 25 December 2009.

BALANCE SHEETS

As at 26 December 2008

	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Assets				
Current Assets				
Cash and cash equivalents	429,219	504,365	15,760	44,584
Trade and other receivables	828,706	1,044,710	594,207	579,694
Inventories at cost	159,015	161,126	–	–
Derivative financial instruments	11,293	119,918	5,473	57,990
Other current assets	62,296	54,004	1,669	589
Total current assets	1,490,529	1,884,123	617,109	682,857
Non-current Assets				
Investments in subsidiaries	–	–	994,695	996,358
Investments in associated companies	29,018	15,107	1	1
Investments in joint ventures	27,287	23,004	–	–
Available-for-sale financial assets	92	147	–	–
Property, plant and equipment	3,642,636	2,812,777	458,519	283,111
Investment properties	9,047	21,348	–	–
Deferred charges	3,245	4,213	45	–
Intangible assets	29,229	32,927	107	141
Goodwill arising on consolidation	129,095	121,454	–	–
Deferred income tax assets	3,683	20,506	–	–
Other non-current assets	80,730	73,105	2,295	2,586
Total non-current assets	3,954,062	3,124,588	1,455,662	1,282,197
Total Assets	5,444,591	5,008,711	2,072,771	1,965,054
Liabilities				
Current Liabilities				
Trade and other payables	1,066,478	1,116,496	131,880	93,498
Current income tax liabilities	35,283	32,313	19,641	18,660
Borrowings	466,963	54,263	92,706	2,268
Provisions	100,933	38,572	330	370
Deferred income	–	4,663	–	–
Derivative financial instruments	94,739	59,406	5,473	57,931
Other current liabilities	170,761	238,218	–	–
Total current liabilities	1,935,157	1,543,931	250,030	172,727
Non-current Liabilities				
Borrowings	777,682	537,252	–	–
Provisions	127,308	123,613	–	–
Deferred income	–	537	–	–
Deferred income tax liabilities	24,972	18,180	11,449	11,310
Other non-current liabilities	74,881	77,981	–	–
Total non-current liabilities	1,004,843	757,563	11,449	11,310
Total Liabilities	2,940,000	2,301,494	261,479	184,037
Net Assets	2,504,591	2,707,217	1,811,292	1,781,017
Equity				
Share capital	845,379	840,738	845,379	840,738
Treasury shares	(5,216)	(6,926)	(5,216)	(6,926)
	840,163	833,812	840,163	833,812
Shares held by employee benefit trust	(1,413)	(610)	–	–
Treasury shares reserve	(1,195)	(78)	(1,195)	(78)
Foreign currency translation reserve	14,215	15,971	–	–
Retained earnings	1,657,862	1,726,025	935,304	918,017
Share-based compensation reserve	37,020	29,207	37,020	29,207
Hedging reserve	(86,141)	57,523	–	59
Fair value reserve	33	68	–	–
Capital and reserves attributable to equity holders of the Company	2,460,544	2,661,918	1,811,292	1,781,017
Minority interest	44,047	45,299	–	–
Total Equity	2,504,591	2,707,217	1,811,292	1,781,017
Net current (liabilities)/assets	(444,628)	340,192	367,079	510,130

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 26 December 2008

Group

2008	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)
Fair value losses on cash flow hedges	–	–	–	–
Fair value losses on cash flow hedges transferred to the income statement	–	–	–	–
Fair value loss on available-for-sale financial asset	–	–	–	–
Tax on fair value gains and losses	–	–	–	–
Currency translation differences	–	–	(17)	–
Net losses recognised directly in equity	–	–	(17)	–
Net profit for the financial year	–	–	–	–
Total (losses)/gains recognised for the financial year	–	–	(17)	–
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Acquisition of additional interests in subsidiaries	–	–	–	–
Disposal of subsidiaries	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– new shares issued	4,641	–	–	–
– treasury shares re-issued	–	2,331	–	(1,117)
Purchase of treasury shares	–	(621)	–	–
Purchase of shares by employee benefit trust	–	–	(786)	–
Balance at 26 December 2008	845,379	(5,216)	(1,413)	(1,195)

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217
–	–	–	(198,289)	–	–	(198,289)
–	–	–	55,488	–	–	55,488
–	–	–	–	(55)	–	(55)
–	–	–	(863)	20	–	(843)
(1,756)	–	–	–	–	(725)	(2,498)
(1,756)	–	–	(143,664)	(35)	(725)	(146,197)
–	83,114	–	–	–	5,149	88,263
(1,756)	83,114	–	(143,664)	(35)	4,424	(57,934)
–	(151,277)	–	–	–	–	(151,277)
–	–	–	–	–	(4,834)	(4,834)
–	–	–	–	–	(962)	(962)
–	–	–	–	–	120	120
–	–	11,737	–	–	–	11,737
–	–	(2,737)	–	–	–	1,904
–	–	(1,187)	–	–	–	27
–	–	–	–	–	–	(621)
–	–	–	–	–	–	(786)
14,215	1,657,862	37,020	(86,141)	33	44,047	2,504,591

For the Financial Year Ended 26 December 2008

Group

2007	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 30 December 2006	822,066	–	(2,482)	–
Fair value gains on cash flow hedges	–	–	–	–
Fair value gains on cash flow hedges transferred to the income statement	–	–	–	–
Fair value loss on available-for-sale financial asset	–	–	–	–
Tax on fair value gains and losses	–	–	–	–
Currency translation differences	–	–	–	–
Net gains/(losses) recognised directly in equity	–	–	–	–
Net profit for the financial year	–	–	–	–
Total gains/(losses) recognised for the financial year	–	–	–	–
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Acquisition of additional interests in a subsidiary	–	–	–	–
Capital contribution by minority interest	–	–	–	–
Disposal of a subsidiary	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– new shares issued	18,672	–	–	–
– treasury shares re-issued	–	353	–	(78)
Purchase of treasury shares	–	(7,279)	–	–
Sale of shares by employee benefit trust	–	–	1,872	–
Balance at 28 December 2007	840,738	(6,926)	(610)	(78)

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095
–	–	–	140,654	–	–	140,654
–	–	–	(58,693)	–	–	(58,693)
–	–	–	–	(150)	–	(150)
–	–	–	(989)	54	–	(935)
5,731	–	–	–	–	(67)	5,664
5,731	–	–	80,972	(96)	(67)	86,540
–	522,761	–	–	–	9,202	531,963
5,731	522,761	–	80,972	(96)	9,135	618,503
–	(77,491)	–	–	–	–	(77,491)
–	–	–	–	–	(897)	(897)
–	–	–	–	–	(14)	(14)
–	–	–	–	–	28	28
–	–	–	–	–	3,669	3,669
–	–	10,532	–	–	–	10,532
–	–	(2,645)	–	–	–	16,027
–	–	(103)	–	–	–	172
–	–	–	–	–	–	(7,279)
–	–	–	–	–	–	1,872
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 26 December 2008

	Group 2008 US$'000	Group 2007 US$'000
Cash Flows from Operating Activities		
Profit before income tax	137,189	585,863
Adjustments for:		
Amortisation of non-current assets and deferred income	485	(446)
Depreciation of property, plant and equipment	262,264	254,138
Depreciation of investment properties	273	478
Fair value losses on ineffective cashflow hedges		
– bunker call options	4,860	–
– bunker swaps	393	–
Premium on bunker call option	3,466	5,459
Interest expense	27,986	36,465
Interest income	(9,019)	(25,776)
Investment income	(38)	(25)
Share-based compensation costs	11,737	10,532
Write-off of inventories	360	347
Fair value (gains)/losses on shares held by employee benefit trust	(2,030)	1,813
Net profit on disposal of property, plant and equipment	(24,892)	(24,022)
Net profit on disposal of subsidiaries	(2,292)	–
Net profit on disposal of associated companies	–	(419)
Net profit on disposal of available-for-sale financial assets	(1,134)	(153)
Net loss on disposal of other non-current investments	–	11
Net provision for impairment of loans and non-trade debts to associated companies	28	1,263
Net write-back of impairment of loans receivable	(627)	(279)
Net write-back of impairment in value of property, plant and equipment	(28)	(230)
Net write-back of impairment in value of investment properties	–	(1,570)
Net provision for impairment of other non-current assets	36	201
Net provision for restructuring and termination costs	72,437	1,235
Net provision for insurance, litigation and other claims, net of reimbursement of US$4.5 million (2007: US$12.4 million)	22,523	20,007
Net provision for drydocking costs	4,274	2,097
Share of results of associated companies	(3,799)	(3,300)
Share of results of joint ventures	(4,194)	(7,146)
Unrealised translation (gains)/losses	(1,407)	4,541
Operating cash flow before working capital changes	498,851	861,084
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	202,825	(170,917)
Inventories	1,751	(60,104)
Payables	(155,486)	242,654
Net amount due from associated companies	(26)	968
Cash generated from operations	547,915	873,685
Interest paid	(21,434)	(36,735)
Interest received	11,125	25,341
Net income tax paid	(37,843)	(34,366)
Net cash inflow from operating activities	499,763	827,925

	Group	
	2008 US$'000	2007 US$'000
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	(8,603)	(14)
Investment in an associated company	(10,394)	(3,924)
Net proceeds from loans receivable	1,068	251
Investment income received	38	25
Dividends received from an associated company	437	353
Dividends received from joint ventures	1,360	1,260
Additions in other non-current investments	–	(734)
Purchase of property, plant and equipment	(879,049)	(911,830)
Subsequent expenditure on investment properties	–	(18)
Purchase of intangible assets	(2,975)	(1,209)
Proceeds from disposal of property, plant and equipment	49,351	34,763
Proceeds from disposal of an investment property	–	4,245
Proceeds from disposal of available-for-sale financial assets	1,077	165
Proceeds from disposal of other non-current investments	3,297	76
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[10]	1,338	13,112
Net cash outflow from investing activities	(843,055)	(863,479)
Cash Flows from Financing Activities		
Proceeds from borrowings	779,323	13,134
Net cash inflow contributed by employee benefit trust	321	217
Dividends paid to equity holders	(151,277)	(77,491)
Dividends paid to minority interest	(4,834)	(897)
Capital contribution by minority interest	–	28
Proceeds from issue of new ordinary shares	1,904	16,027
Proceeds from re-issuance of treasury shares	27	172
Purchase of treasury shares	(621)	(7,279)
Repayment of borrowings	(356,526)	(96,405)
Payment of costs incurred in connection with long term financing	(171)	(1,900)
Net cash inflow/(outflow) from financing activities	268,146	(154,394)
Net Decrease in Cash and Cash Equivalents	(75,146)	(189,948)
Cash and Cash Equivalents at Beginning of Financial Year	504,365	694,313
Cash and Cash Equivalents at End of Financial Year	429,219	504,365

	Group	
[10] **Summary of effect of disposal of subsidiaries on the Group's cash flow**	2008 US$'000	2007 US$'000
Net assets disposed:		
Non-current assets	4,405	10,935
Current assets	1,054	12,599
Current liabilities	(2,917)	(4,114)
Non-current liabilities	(2,501)	(176)
Net attributable assets disposed	41	19,244
Less: Minority interest	120	3,669
Add: Foreign currency translation reserve	(312)	(2,890)
	(151)	20,023
Net profit on disposal of subsidiaries	2,292	–
Net proceeds from disposal of subsidiaries	2,141	20,023
Less: Cash of subsidiaries disposed	(803)	(6,911)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	1,338	13,112

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

For the Financial Year Ended 26 December 2008

1. General

The Company is incorporated and domiciled in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The financial year of 2008 started on 29 December 2007 and ended on 26 December 2008 (2007: 30 December 2006 to 28 December 2007) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Material Changes in Accounting Policies

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	Disclosures – Service Concession Arrangements
INT FRS 111	FRS 102 – Group and Treasury Share Transactions
INT FRS 112	Service Concession Arrangements
INT FRS 114	FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the above INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group and the Company.

3. Non-Audit Fees Paid/Payable to Auditors

	Group	
	2008 US$'000	**2007 US$'000**
Non-audit fees paid/payable to		
– auditors of the Company	163	325
– affiliates of auditors of the Company	326	430
	489	755

4. Related Party Transactions

(a) Sale and Purchase of Goods and Services

The following significant transactions between the Group and related parties took place during the financial year at terms agreed between the parties. Related parties include those fellow subsidiaries of the ultimate holding company and associated companies and joint ventures of the Group.

	Group	
	2008 US$'000	2007 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	164,951	145,089
Services rendered to fellow subsidiaries of the ultimate holding company	(274)	(656)
Interest income received/receivable from associated companies and joint ventures	(589)	(1,112)

(b) Share Options Granted to Directors

The aggregate number of shares options granted to the Directors of the Company during the financial year was 255,000 (2007: 432,000). The share options were given on the same terms and conditions as those offered to other employees of the Group. The annual grant of NOL share options to Non-Executive Directors had ceased with effect from financial year ended 28 December 2007. For share options granted to Non-Executive Directors during the period from 31 December 2004 to 12 March 2007, which have exercise periods of five years, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 2,444,000 (2007: 1,337,000).

(c) Key Management Personnel

(i) Loans to key management personnel
Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2008 US$'000	2007 US$'000
Housing, car and renovation loans receivable (non-current)	22	22

The housing, car and renovation loans receivable are included in non-current assets as loans receivable. The loans are interest free.

4. Related Party Transactions (continued)

(c) Key Management Personnel (continued)

(ii) Key management personnel remuneration
The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company" is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2008	**2007**
	US$'000	**US$'000**
Salaries, other short-term employee benefits and Directors' fees	11,758	11,373
Post-employment benefit plans	702	611
Termination benefits	4,126	–
Share-based compensation costs	3,394	3,228
	19,980	15,212

Included in the above is total compensation to Directors of the Company amounting to US$8.5 million (2007: US$3.3 million).

Notes:

(a) Key management personnel for 2008 and 2007 include:
- Executive Director: Ronald Dean Widdows (Group President and Chief Executive Officer – appointed in July 2008).
- Executive Director: Thomas Held (Group President and Chief Executive Officer – resigned in July 2008).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong, Simon Claude Israel, Tan Pheng Hock, Ang Kong Hua (retired in April 2008) and Yasumasa Mizushima (retired in April 2008).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer) and Wu Choy Peng (Group Chief Information Officer).
- Business Units: Ronald Dean Widdows (Chief Executive Officer, Liner, from January to June 2008), Brian Lutt (President, Logistics) and Steve Schollaert (President, Terminals).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Daniel Ryan (President, Greater China).

(b) Included in 2008, but not in 2007, is the remuneration for:
- Non-Executive Director: Boon Swan Foo (appointed in July 2008).
- Business Unit: Eng Aik Meng (President, Liner – appointed in September 2008).
- Corporate: Goh Teik Poh (Group Chief Human Resource Officer – appointed in January 2008).

(c) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

5. Event Occuring After Balance Sheet Date

Subsequent to the financial year ended 26 December 2008, the Group, without admission of fault or liability, entered into an agreement with the US Government to pay US$26.3 million to resolve allegations that it submitted false claims to the US Government. The Group had received assurances from the US Government that no action would be taken to suspend or debar the Group from participating in US Government contracts as a result of the settlement.

The amount had been fully accounted and provided for in the Group's financial statements for the financial year ended 26 December 2008.

6. Listing of Significant Subsidiaries

Details of significant subsidiaries of the Group are as follows:

Subsidiaries	Effective group equity interest 2008 %	Effective group equity interest 2007 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd[(a)]	100	100	Bermuda	Shipping services
APL Logistics Ltd[(a)]	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd[(a)]	100	100	United States of America	Shipping services
APL Co. Pte Ltd[(a)]	100	100	Singapore	Shipping services
APL Logistics Hong Kong Ltd[(b)]	100	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.[(b)]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.[(b)]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.[(b)]	100	100	Mexico	Logistics services
APL Logistics (China) Ltd.[(b)]	100	100	China	Logistics services
Vascor, Ltd[(b), (c)]	50	50	United States of America	Logistics services

Notes:

(a) Audited by Ernst & Young LLP, Singapore

(b) Audited by Ernst & Young firms outside Singapore

(c) Deemed to be a subsidiary as the Group controls the entity via veto rights.

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for certain subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

// ACKNOWLEDGEMENTS

We would like to thank all of the NOL Group employees who have been photographed for this Annual Report.

Concept and design: New Asia Creative

Photography: Jean-Marc La-Roque and Nick Souza



NEPTUNE ORIENT LINES LIMITED

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

www.nol.com.sg